FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

Supplement for the month of February 2010.

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	(English Translation) Quarterly Securities Report Pursuant to the Financial Instruments and Exchange Act for the Nine Months Ended December 31, 2009

2.	Confirmation Letter

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: February 24, 2010	By:	/s/ Shinichiro Watanabe
Shinichiro Watanabe
Senior Corporate Managing Director

Quarterly Securities Report Pursuant to the Financial Instruments and Exchange Act for the Nine Months Ended December 31, 2009

Items included in the Quarterly Securities Report

Note: Translations for the underlined items are attached to this form as below.

Part I    Corporate Information

Item 1. Information on the Company and Its Subsidiaries and Affiliates

1. Selected Consolidated Financial Data

		Nine months ended December 31, 2008	Nine months ended December 31, 2009	Three months ended December 31, 2008	Three months ended December 31, 2009	Year ended March 31, 2009
Revenue	(Mil yen)	518,318	1,040,653	2,710	321,588	664,511
Net revenue	(Mil yen)	213,406	872,922	(49,746)	274,538	312,627
Income (loss) before income taxes(5)	(Mil yen)	(553,344)	76,670	(399,610)	17,957	(780,265)
Net income (loss) attributable to Nomura Holdings, Inc. (“NHI”)(6)	(Mil yen)	(492,358)	49,371	(342,894)	10,236	(708,192)
Total equity(5)	(Mil yen)	—	—	1,430,359	2,123,305	1,551,546
Total assets	(Mil yen)	—	—	22,454,509	29,809,630	24,837,848
Shareholders’ equity per share(2)	(Yen)	—	—	743.24	575.16	590.99
Net income (loss) attributable to NHI common shareholders per share—basic	(Yen)	(257.98)	16.74	(179.62)	2.91	(364.69)
Net income (loss) attributable to NHI common shareholders per share—diluted	(Yen)	(258.62)	16.67	(180.97)	2.89	(366.16)
Total NHI shareholders’ equity as a percentage of total assets	(%)	—	—	6.3	7.1	6.2
Cash flows from operating activities	(Mil yen)	(262,704)	(1,377,603)	—	—	(712,629)
Cash flows from investing activities	(Mil yen)	(128,533)	(182,982)	—	—	(98,905)
Cash flows from financing activities	(Mil yen)	474,909	1,484,237	—	—	999,760
Cash and cash equivalents at end of the period	(Mil yen)	—	—	523,087	545,423	613,566
Number of employees		—	—	26,318	26,143	25,626

(Notes)

(1)	The selected consolidated financial data are stated in accordance with the generally accepted accounting principles in the United States of America.
(2)	Shareholders’ equity per share is calculated with Total NHI shareholders’ equity.
(3)	The consumption tax and local consumption tax on taxable transactions are accounted for based on the tax exclusion method.
(4)	The selected stand alone financial data are not prepared because the consolidated financial statements have been prepared.
(5)

In accordance with the updated guidance for accounting and reporting of noncontrolling interests in financial statements, included in Financial Accounting Standards Board (“FASB”) Accounting Standards Codification™ (“ASC”) 810, “Consolidation” (“ASC 810”), (“updated noncontrolling interests guidance” ), the consolidated balance sheets and consolidated statements of operations as of and for the nine and three months ended December 31, 2008 and year ended March 31, 2009 have been reclassified. Such reclassification has been made in Income (loss) before income taxes and Total equity. The amounts previously reported are as follows:

	Nine months ended December 31, 2008	Three months ended December 31, 2008	Year ended March 31, 2009
Income (loss) before income taxes (Mil yen)	(553,147)	(399,542)	(779,046)
Total equity (Mil yen)	—	1,419,003	1,539,396

(6)	Net income (loss) attributable to NHI was previously reported as Net income (loss).

2. Business Overview

There was no significant change for the business of Nomura Holdings, Inc. (“Company”) and its 312 consolidated subsidiaries and variable interest entities (collectively referred to as “Nomura”, “we”, “our”, or “us”) for the three months ended December 31, 2009. There are 17 affiliated companies which were accounted for by the equity method at December 31, 2009.

4. Employees

The following table shows the number of our employees as of the dates indicated:

As of December 31, 2009
Japan	15,221
Europe	4,402
Americas	1,643
Asia (excluding Japan) and Oceania	4,877

Total	26,143

Item 2. Operating and Financial Review

1. Risk Factors

Significant changes in our Risk Factors which was described on the annual securities report are stated below.

The discussion below contains future matters that are based on the assessments made as of the date of submission of this report (February 15, 2010), unless noted separately.

(1) Expansion and enhancement of our operations in the United States

We are currently rebuilding our operations in the United States. In particular, we are increasing headcount to service client-related businesses, including cross-border transactions such as sales in Europe or Asia of products originated in the United States and vice versa. We believe that strong U.S. business will be essential to our global success because there is an increasing demand for us to provide services in all major financial centers in the world, including the United States and, accordingly, if we fail to expand and strengthen our operations in the United States, it may materially and adversely affect our global strategy. At the same time, we are likely to face significant challenges in carrying out our expansion plans, and there can be no assurance that our efforts will be successful. On January 14, 2010, the Obama Administration of the United States proposed a “Financial Crisis Responsibility Fee” to be levied on certain debts of financial firms with more than $50 billion in consolidated assets. Also, on January 21, 2010, the Obama Administration announced a proposed set of new restrictions on size and scope of banks and other financial institutions to curtail excessive risk taking. Although the details or the timing of the Obama Administration’s January 2010 proposals are not fully known, as a result of the implementation of those new measures, these restrictions could adversely affect our expansion and strengthening of our operations.

(2) Material changes in regulations applicable to us or to our market

We currently calculate and disclose our consolidated capital adequacy ratio by applying the Financial Services Agency of Japan, or FSA’s capital adequacy rules applicable to bank holding companies with international operations, as allowed under the guideline published by the FSA. In July 2009, the Basel Committee on Banking Supervision, the Basel Committee, approved a basic package of measures designed to strengthen its rules for capital adequacy measures, commonly referred to as Basel II, upon which the above-mentioned FSA’s capital adequacy rules are based. Also, in December 2009, the Basel Committee announced consultative proposals to strengthen the resilience of the banking sector, laying out a new framework of capital and liquidity regulations in response to the global financial crisis. Although specific rules implementing such measures designed to strengthen Basel II as well as the FSA’s rules implementing such measures in Japan are yet to be finalized, as a result of the implementation of those new measures, our capital adequacy ratio may decrease or we may be required to liquidate assets, raise additional capital or otherwise restrict our business activities in a manner that could adversely increase our funding costs or could otherwise adversely affect our operating or financing activities or the interests of our shareholders.

The FSA plans to amend the “Comprehensive Guidelines for Supervision of the Financial Instruments Business Operators, etc.” Such amendment will include, among others, restrictions on the compensation systems of corporate groups of financial instruments firms engaging in international operations, including Nomura, which are designed to reduce excessive risk taking by their executives and employees. The impact of the regulations and legislation on us and our industry is still unknown and other countries where we operate could introduce similar measures. Tightening of regulations applicable to us and our industry in many countries could adversely affect our business, our financial condition and operating results.

2. Significant Contracts

Not applicable.

3. Operating, Financial and Cash Flows Analysis

(1) Operating Results

Nomura reported net revenue of ¥ 274.5 billion, non-interest expenses of ¥ 256.6 billion, income before income taxes of ¥ 18.0 billion, and net income attributable to NHI of ¥ 10.2 billion for the three months ended December 31, 2009.

Nomura adopted the updated noncontrolling interests guidance effective from the year ending March 31, 2010. Accordingly, Income (loss) before income taxes is before subtracting Net income (loss) attributable to noncontrolling interests, and the breakdown of Net income (loss) is presented separately as Net income (loss) attributable to noncontrolling interests and Net income (loss) attributable to NHI.

The breakdown of Net revenue and Non-interest expenses on the consolidated statements of operations are as follows.

	Three months ended December 31, 2008 (Mil Yen)	Three months ended December 31, 2009 (Mil Yen)
Commissions	¥73,373	¥101,050
Brokerage commissions	60,208	48,613
Commissions for distribution of investment trust	6,897	43,626
Other	6,268	8,811
Fees from investment banking	19,678	44,516
Underwriting and distribution	9,424	36,878
M&A / financial advisory fees	10,119	7,563
Other	135	75
Asset management and portfolio service fees	29,410	34,235
Asset management fees	26,027	30,276
Other	3,383	3,959
Net gain (loss) on trading	(134,518)	66,481
Merchant banking	(584)	4,197
Equity trading	(13,973)	38,258
Fixed income and other trading	(119,961)	24,026
Gain (loss) on private equity investments	(24,782)	2,342
Net interest	(6,557)	20,364
Gain (loss) on investments in equity securities	(12,938)	(3,827)
Other	6,588	9,377

Net revenue	¥(49,746)	¥274,538

	Three months ended December 31, 2008 (Mil Yen)	Three months ended December 31, 2009 (Mil Yen)
Compensation and benefits	¥161,823	¥126,239
Commissions and floor brokerage	17,561	22,922
Information processing and communications	40,838	43,919
Occupancy and related depreciation	23,245	21,298
Business development expenses	8,123	6,544
Other(1)	98,274	35,659

Non-interest expenses	¥349,864	¥256,581

(1)	Net income (loss) attributable to noncontrolling interests is excluded from Non-interest expenses- Other in accordance with the updated noncontrolling interests guidance from the year ending March 31, 2010. Certain reclassifications of previously reported amounts have been made to conform to the current year presentation.

Business Segment Information

Results by business segment are noted below. Reconciliations of Net revenue and Income (loss) before income taxes on segment results of operations and the consolidated statements of operations are set forth in Item 5. Financial Information, 1. Consolidated Financial Statements, Note 14. “Segment and geographic information.”

Net revenue

	Three months ended December 31, 2008 (Mil Yen)	Three months ended December 31, 2009 (Mil Yen)
Retail	¥69,650	¥104,290
Global Markets	(171,084)	163,850
Investment Banking	22,658	44,464
Merchant Banking	(34,987)	1,777
Asset Management	10,842	17,247
Other (Inc. elimination)	64,727	(53,198)

Total	¥(38,194)	¥278,430

Non-interest expenses(1)

	Three months ended December 31, 2008 (Mil Yen)	Three months ended December 31, 2009 (Mil Yen)
Retail	¥67,370	¥69,119
Global Markets	124,438	130,751
Investment Banking	42,601	28,196
Merchant Banking	2,604	2,637
Asset Management	12,933	13,166
Other (Inc. elimination)	99,918	12,712

Total	¥349,864	¥256,581

Income (loss) before income taxes(1)

	Three months ended December 31, 2008 (Mil Yen)	Three months ended December 31, 2009 (Mil Yen)
Retail	¥2,280	¥35,171
Global Markets	(295,522)	33,099
Investment Banking	(19,943)	16,268
Merchant Banking	(37,591)	(860)
Asset Management	(2,091)	4,081
Other (Inc. elimination)	(35,191)	(65,910)

Total	¥(388,058)	¥21,849

(1)	Non-interest expenses and Income (loss) before income taxes are calculated in accordance with the updated noncontrolling interests guidance from the year ending March 31, 2010. Certain reclassifications of previously reported amounts have been made to conform to the current year presentation.

Retail

Net revenue was ¥ 104.3 billion and income before income taxes was ¥ 35.2 billion for the three months ended December 31, 2009. Nomura continued to focus on providing courteous consulting services, and as a result, the stock subscriptions and purchases were ¥ 3.5 trillion for the three months ended December 31, 2009. Subscriptions for Japanese equities increased, and Nomura also maintained a certain level of share in the investment trust market. Retail client assets at the end of December, 2009 increased by ¥ 2.1 trillion from the end of September, 2009 to ¥ 71.0 trillion.

Retail Client Assets

The following table shows amount and details regarding retail client assets at December 31, 2009.

Trillions of yen
December 31, 2009
Equities	¥37.3
Bonds	19.1
Stock investment trusts	6.9
Bond investment trusts	4.0
Overseas mutual funds	1.5
Other	2.2

Total	¥71.0

Global Markets

Net revenue was ¥ 163.9 billion and income before income taxes was ¥ 33.1 billion for the three months ended December 31, 2009. In Global Equities, Nomura ranked number one in market share on the London stock exchanges for the sixth consecutive month from July 2009, and also saw an increase in trading volume in India and Malaysia where Nomura has obtained stock broking licenses. In Global Fixed Income, Nomura has built up its US fixed income operations around four main products (rates, credit, foreign exchange, and securitized products) and is currently experiencing growth in trading volumes (*1).

(*1)	Comparison between average daily trading volumes in December, 2009 and that in September, 2009

Investment Banking

Net revenue was ¥ 44.5 billion and income before income taxes was ¥ 16.3 billion for the three months ended December 31, 2009. Nomura worked on many of the equity finance deals in Japan for the three months ended December 31, 2009, and topped the Japan-related equity underwriting, straight bond, and M&A league tables(*2). Overseas, Nomura obtained groundbreaking deals such as an IPO of the largest scale in Southeast Asia and a convertible bond issue by an electric power company in India.

(*2)	Source: Thomson Reuters (The period of equity underwriting and M&A league tables is from January, 2009 to December, 2009. The period of corporate bond league table is from April, 2009 to December, 2009.)

Merchant Banking

Net revenue was ¥ 1.8 billion and loss before income taxes was ¥ 0.9 billion for the three months ended December 31, 2009. There were unrealized gains of equity securities of certain investee companies.

Asset Management

Net revenue was ¥ 17.2 billion and income before income taxes was ¥ 4.1 billion for the three months ended December 31, 2009. Investment advisory assets under management increase in overseas such as Asia, Islamic countries, and Europe. Assets under management were ¥ 23.1 trillion at December 31, 2009.

The following table shows Nomura Asset Management Co., Ltd.’s share, in terms of net asset value, in the Japanese investment trust market at December 31, 2009.

December 31, 2009
Total of publicly offered investment trusts	21%
Stock investment trusts	16%
Bond investment trusts	43%

Other Operating Results

Other operating results include net gain (loss) on trading related to economic hedging transactions, realized gain (loss) on investments in equity securities, equity in earnings of affiliates, corporate items, and other financial adjustments. Other operating results for the three months ended December 31, 2009 include the losses from changes in the fair value of the financial liabilities, for which the fair value option was elected, attributable to the change in Nomura’s creditworthiness, of ¥20.2 billion, the positive impact of its own creditworthiness on derivative liabilities, which resulted in gain of ¥2.6 billion and the losses from changes in counterparty credit spread of ¥0.7 billion. Accordingly, net revenue was negative ¥53.2 billion and loss before income taxes was ¥ 65.9 billion for the three months ended December 31, 2009.

Geographic Information

Please refer to Item 5. Financial Information, 1. Consolidated Financial Statements, Note 14. “Segment and geographic information” for net revenue and income (loss) before income taxes by geographic region.

Cash Flow Information

Please refer to “(5) Liquidity and Capital Resource.”

(2) Assets and Liabilities Associated with Investment and Financial Services Business

1) Exposure to Certain Financial Instruments and Counterparties

Challenging market conditions continue to impact numerous products including securitization products and leveraged finance which Nomura has certain exposure to. Nomura also has exposures to Special Purpose Entities (“SPEs”) and monoline insurers in the normal course of business.

Securitization Products

Nomura’s exposure to securitization products mainly consists of Commercial Mortgage-Backed Securities (CMBS), Residential Mortgage-Backed Securities (RMBS), and commercial real estate-backed securities. Nomura holds these securitization products in connection with securitization, financing, trading and other activities. The following table provides a summary of Nomura’s exposure to securitization products by geographic location of the underlying collateral as of December 31, 2009.

	Millions of yen
	December 31, 2009
	Japan	Asia	Europe	America	Total
Commercial mortgage-backed securities (CMBS)	¥8,285	¥—	¥3,315	¥51,955	¥63,555
Residential mortgage-backed securities (RMBS)(3)	6,541	—	16,830	261,853	285,224
Commercial real estate-backed securities	32,399	—	—	—	32,399
Other securitization products	25,718	979	29,722	30,020	86,439

Total	¥72,943	¥979	¥49,867	¥343,828	¥467,617

(1)	The balances shown exclude those for which Nomura transferred financial assets to securitization vehicles where such transfers were accounted for as secured financing rather than sale under ASC 860 “Transfers and Servicing” (“ASC 860”) (formerly Statement of Financial Accounting Standards No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities), and in which Nomura has no continuing economic exposure.
(2)	Nomura has ¥30,231 million exposure, as whole loans (including commitments) to U.S. CMBS-related business as at December 31, 2009.
(3)	The balance excludes mortgage pass-through securities and U.S. government guaranteed collateralized mortgage obligations (CMO).

The following table provides Nomura’s exposure to CMBS by geographical region and external credit rating of the underlying collateral as of December 31, 2009.

	Millions of yen
	December 31, 2009
	AAA	AA	A	BBB	BB	B	Not rated	Total
Japan	¥2,292	¥1,836	¥1,030	¥60	¥132	¥—	¥2,935	¥8,285
Europe	1,570	345	692	284	195	29	200	3,315
America	20,815	1,733	13,856	4,786	2,277	1,135	7,353	51,955

Total	¥24,677	¥3,914	¥15,578	¥5,130	¥2,604	¥1,164	¥10,488	¥63,555

(1)	Rating based on the lowest rating given by Standard & Poor’s, Moody’s Investors Service, Fitch Ratings Ltd., Japan Credit Rating Agency, Ltd., or Rating and Investment Information, Inc. as of December 31, 2009.

Leveraged Finance

Nomura provides loans to clients in connection with leveraged buy-outs and leveraged buy-ins. As this type of finance is usually provided through a commitment, Nomura has both funded and unfunded exposures on these transactions.

The following table provides Nomura’s exposure to leveraged finance by geographic location of the target company as of December 31, 2009.

	Millions of yen
	December 31, 2009
	Funded	Unfunded	Total
Japan	¥4,916	¥1,895	¥6,811
Europe	117,807	10,537	128,344

Total	¥122,723	¥12,432	¥135,155

Special Purpose Entities

In the normal course of business, Nomura is involved with numerous types of SPEs which may take the form of a corporation, partnership, fund, trust or other legal vehicle which are designed to fulfill a limited, specific purpose by its sponsor. Nomura both creates or sponsors these entities and also enters into arrangements with entities created or sponsored by others. Such entities generally meet the definition of a Variable Interest Entity (“VIE”) under ASC 810 (formerly FASB Interpretation No. 46 (revised December 2003), “Consolidation of Variable Interest Entities”) or meet the definition of a Qualifying Special Purpose Entity (“QSPE”) and other SPEs than QSPEs in which Nomura has continuing involvement.

Nomura’s involvement with these entities includes structuring, underwriting, as well as, subject to prevailing market conditions distributing and selling debt instruments and beneficial interests issued by these entities. In the normal course of securitization and equity derivative activities business, Nomura also acts as transferor of financial assets to, and underwriter, distributor and seller of repackaged financial instruments issued by these entities. Nomura retains, purchases and sells variable interests in Special Purpose Entities (“SPEs”) in connection with our market-making, investing and structuring activities. Nomura’s other types of involvement with SPEs include guarantee agreements and derivative contracts.

For further discussion on Nomura’s involvement with VIEs, see Item 5. Financial Information, 1. Consolidated Financial Statements, Note 6. “Securitization and Variable Interest Entities (VIEs)”

The following table provides Nomura’s exposures from consolidated VIEs, and exposures to unconsolidated significant VIEs and unconsolidated sponsored VIEs of which Nomura is a sponsor that holds a variable interest in VIE as of December 31, 2009. Nomura considers maximum exposures to loss to be limited to the amounts presented below, which are reflected in the consolidated balance sheet or the footnote discussing commitments and guarantees. Maximum exposure to loss does not reflect Nomura’s estimate of the actual losses that could result from adverse changes, nor does it reflect the economic hedges Nomura enters into to reduce its exposure.

	Billions of yen
	December 31, 2009
	Exposures from consolidated VIEs	Exposures to unconsolidated significant and sponsored VIEs(2)	Total
Trading assets:
Equities	¥175	¥67	¥242
Debt securities	154	16	170
Mortgage and mortgage-backed securities	120	61	181
Investment trust funds and other	0	2	2
Derivatives(1)	9	3	12
Private Equity	4	—	4
Office buildings, land, equipment and facilities	39	—	39
Others	70	89	159

(1)	The amounts present current balance sheet carrying value of derivatives. Notional amount for exposures from consolidated VIEs is ¥181 billion and notional for exposures to unconsolidated significant VIEs and sponsored VIEs (using the VIEs’ total assets as the maximum amount) is ¥69 billion.
(2)	We held ¥22 billion of commitments to extend credit, standby letters of credit and other guarantees to unconsolidated significant VIEs and sponsored VIEs as of December 31, 2009.

Monoline Insurers (financial guarantors)

The following table provides Nomura’s gross exposure, counter party risk reserves and other adjustments, net exposure, and CDS protection to monoline insurers (financial guarantors) by credit rating of structured credit trading business of Global Markets in Europe. The table does not include the fully reserved or hedged exposures.

	Millions of U.S. dollars
	December 31, 2009
Monoline insurers by credit rating(1)	Notional(2)	Gross Exposure(3)	Counterparty Risk Reserves and Other Adjustments	Net Exposure	CDS Protection(4)
A	$210	$53	$7	$46	$43
Non-investment grade	$8,282	$3,621	$3,200	$421	$64

Total	$8,492	$3,674	$3,207	$467	$107

(1)	Rating based on the lower of either Standard & Poor’s or Moody’s Investors Service as of December 31, 2009.
(2)	The gross notional value of the credit derivative contract. There is no exposure related to U.S. RMBS as reference assets.
(3)	Gross exposure represents the estimated fair value prior to Counterparty Risk Reserves and Other Adjustments.
(4)	Notional less estimated fair value of CDS protection acquired against the monoline insurers.

In addition to the above derivatives exposure, Nomura also had $162 million of debt securities, such as utility bonds, at December 31, 2009, guaranteed by monoline insurers. The estimated fair value of the wrap included in the carrying value of these debt securities is not significant.

2) Fair Value of Financial Instruments

The majority of Nomura’s financial assets and financial liabilities are carried at fair value or at amounts that approximate fair value. Financial assets which are carried at fair value on a recurring basis are reported in the consolidated balance sheets within Trading assets and private equity investments, Loans and receivables and Other assets. Financial liabilities which are carried at fair value on a recurring basis are reported within Trading liabilities, Short-term borrowings, Payables and deposits, Long-term borrowings and Other liabilities. These financial instruments include the investments to which investment company accounting is applied under ASC 946 “Financial Services—Investment Companies” (formerly AICPA Statement of Position 07-1, “Clarification of the Scope of the Audit and Accounting Guide—Investment Companies and Accounting by Parent Companies and Equity Method Investors for Investments in Investment Companies”), and the financial assets and financial liabilities for which the fair value option is elected under ASC 825 “Financial Instruments” (“ASC 825”) (formerly SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities including an amendment of FASB Statement No. 115”) or ASC 815 “Derivatives and Hedging” (“ASC 815”) (formerly SFAS No. 155, “Accounting for Certain hybrid Financial Instruments, an amendment of FASB statements No. 133 and 140”).

In accordance with ASC 820 “Fair Value Measurements and Disclosures” (formerly SFAS No. 157, “Fair Value Measurements”), all financial instruments measured at fair value have been categorized into a three-level hierarchy based on the transparency of inputs used to establish fair value.

Fair value hierarchy

Level 1:

Quoted prices (unadjusted) in active markets for identical assets or liabilities that Nomura has the ability to access at the measurement date are classified as Level 1.

Level 2:

Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, are classified as Level 2. If the asset or liability has a specified (contractual or redemption) term, a Level 2 input must be observable for substantially the full term (contractual life) of the asset or liability.

Level 3:

Financial assets and financial liabilities whose values are based on unobservable inputs in markets are classified as Level 3. Unobservable inputs are based on the reporting entity’s own assumptions that other market participants would consider (including assumptions about risk) under the best information available in the circumstances. Financial instruments are classified as Level 3, if such unobservable inputs in markets have more than insignificant impact on fair value measurement of an instrument.

Financial instruments are classified in their entirety based on the lowest level of input that is significant to the fair value measurement of the instruments. In case that a derivative is valued with using a combination of Level 1, 2 and 3 inputs, it would be classified as Level 3, where the Level 3 inputs are significant in its measurement.

The following table presents information about Nomura’s assets and liabilities measured at fair value on a recurring basis as of December 31, 2009 within the fair value hierarchy.

	Billions of yen
	December 31, 2009
	Level 1	Level 2	Level 3	Counterparty and Cash Collateral Netting(1)	Balance as of December 31, 2009
Assets:
Trading assets and private equity investments(2)
Equities(3)	¥630	¥964	¥170	¥—	¥1,764
Private equity(3)	2	0	322	—	324
Japanese government bonds	3,027	—	—	—	3,027
Japanese agency and municipal securities	81	2	0	—	83
Foreign government, agency and municipal securities	3,271	783	24	—	4,078
Bank and corporate debt securities and loans for trading purpose	103	1,204	124	—	1,431
Commercial mortgage-backed securities (CMBS)	—	66	78	—	144
Residential mortgage-backed securities (RMBS)	3	739	4	—	746
Mortgage and other mortgage backed securities	—	24	140	—	164
Collateralized debt obligation (CDO)	—	14	40	—	54
Investment trust funds and other	26	25	9	—	60
Derivatives	968	12,137	682	(11,726)	2,061

Sub Total	¥8,111	¥15,958	¥1,593	¥(11,726)	¥13,936

Loans and receivables(4)	0	399	3	—	402
Other assets	453	51	41	—	545

Total	¥8,564	¥16,408	¥1,637	¥(11,726)	¥14,883

Liabilities:
Trading liabilities
Equities	¥1,197	¥338	¥0	¥—	¥1,535
Japanese government bonds	1,146	—	—	—	1,146
Foreign government, agency and municipal securities	2,257	358	—	—	2,615
Bank and corporate debt securities	—	163	—	—	163
Residential mortgage-backed securities (RMBS)	—	48	—	—	48
Investment trust funds and other	0	—	—	—	0
Derivatives	1,070	12,169	541	(11,702)	2,078

Sub Total	¥5,670	¥13,076	¥541	¥(11,702)	¥7,585

Short-term borrowings(5)(6)	—	107	7	—	114
Payables and deposits(7)	—	0	(0)	—	(0)
Long-term borrowings(5)(6)(8)	47	1,343	(155)	—	1,235
Other liabilities	96	2	—	—	98

Total	¥5,813	¥14,528	¥393	¥(11,702)	¥9,032

(1)	Represents the amount netted under counterparty netting of derivative assets and liabilities as well as cash collateral netting against net derivatives in accordance with ASC 210-20 “Offsetting” (“ASC 210-20”) (formerly FASB Interpretation No. 39, “Offsetting of Amounts Related to Certain Contracts” and formerly FSP No. FIN 39-1, “Amendment of FASB Interpretation No. 39”).
(2)	Includes investments in certain funds in accordance with the partial amendment to ASC 820 (formerly SFAS No. 157, “Fair Value Measurements”) which permits Nomura to measure the fair value of an investment on the basis of net asset value per share as a practical expedient.

(3)	Includes equity investments that would have been accounted for under the equity method had Nomura not chosen to apply the fair value option under ASC 825 (formerly SFAS No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities”).
(4)	Includes loans and receivables for which Nomura elected the fair value option under ASC 825.
(5)	Includes structured notes for which Nomura elected the fair value option under either ASC 815 “Derivatives and Hedging” (formerly SFAS No. 155 “Accounting for Certain Hybrid Financial Instruments—an amendment of FASB Statements No. 133 and 140”) or ASC 825.
(6)	Includes embedded derivatives bifurcated in accordance with ASC 815 (formerly SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”) from the structured notes issued. If unrealized gain is greater than unrealized loss, borrowings are reduced by the excess amount.
(7)	Includes embedded derivatives bifurcated in accordance with ASC 815 from the deposits received at banks. If unrealized gain is greater than unrealized loss, deposits are reduced by the excess amount.
(8)	Includes liabilities by secured financing transactions that are accounted for as financing rather than sales in accordance with ASC 860. Nomura elected the fair value option under ASC 825 for those liabilities.

The following table presents the proportion of the net Level 3 financial assets, which is the net of Level 3 assets and derivative liabilities, against the net total financial assets measured at fair value (after netting of derivative assets and liabilities).

Billions of yen
December 31, 2009
Level 3 Financial Assets	¥1,637
Deduct: Level 3 Derivatives (Liabilities)	(541)

Net Level 3 Financial Assets (After netting derivative assets and liabilities)	¥1,096

Total Financial Assets measured at Fair Value	¥26,609
Deduct: Derivatives (Liabilities)	(13,780)

Net Total Financial Assets measured at Fair Value (After netting derivative assets and liabilities)	¥12,829

The proportion of the net Level 3 financial assets in the net total financial assets carried at fair value after netting of derivative assets and liabilities	9%

(3) Trading Activities

Assets and liabilities for trading purposes

Please refer to Item 5. Financial Information, 1. Consolidated Financial Statements, Note 3. “Fair value of financial instruments” and Note 4. “Derivative instruments and hedging activities” regarding the balances of assets and liabilities for trading purposes.

Risk management of trading activity

Nomura adopts Value at Risk (VaR) for measurement of market risk arising from trading activity.

1) Assumptions on VaR

•	2.33 standard deviations 99% confidence level

•	Holding period: One day

•	Consideration of correlation of price movement among the products

2) Records of VaR

	December 31, 2009 (Bil Yen)	March 31, 2009 (Bil Yen)
Equity	¥2.8	¥3.8
Interest rate	6.3	6.7
Foreign exchange	11.2	8.7

Sub-total	20.3	19.2
Diversification benefit	(6.6)	(7.5)

Value at Risk (VaR)	¥13.7	¥11.7

	Three months ended December 31, 2009
	Maximum (Bil Yen)	Minimum (Bil Yen)	Average (Bil Yen)
Value at Risk (VaR)	¥15.2	¥11.8	¥13.5

(4) Qualitative Disclosures about Market Risk

1) Risk Management

Our group business activities are inherently subject to various risks. Managing those risks is the most important responsibility of management to secure fiscal health as well as to contribute to the maintenance and expansion of corporate value. Our risk management framework and governance structure is intended to provide comprehensive controls, monitoring and reporting.

We established “Structure for Ensuring Appropriate Business”, at the Board of Directors, and within this, established the “Structure for Regulations and others regarding Management of Risk Loss”. In accordance with these structures, we are constantly seeking to upgrade the risk management expertise and we are trying to strengthen and promote the risk management.

2) Global Risk Management Structure

Governance

We have financial management resources and risk management units (Controller’s Department, Group Finance Department, Group Treasury Department and Group Risk Management Department) headquartered in Tokyo which are independent from business divisions and responsible for appropriate financial resources allocation and risk management.

Within these units, the Group Risk Management Department assists the Chief Risk Officer (CRO) with implementing the risk management framework and supervising risks. Supervision includes establishing an enterprise-wide risk management framework, ensuring its adoption by the entire group, monitoring the appropriateness of risk management, and measuring and analyzing the risks of the entire group. In particular, Group Risk Management Department establishes and enhances all of our risk management policies and rules, gathers necessary information for risk management and implements risk management policies for our global operations. Group Risk Management Department reports ongoing risk status and the results of their analysis to senior management. These processes are audited regularly by Internal Audit.

We have established a Group Integrated Risk Management Committee (GIRMC) under the Board of Directors and Executive Management Board (EMB). The GIRMC considers significant risk matters including Basel II regulated risk items, matters related to Nomura’s debt structure & capital policy, and implementation and updating of important policies and procedures related to risk management. Further, we have established the Global Risk Management Committee under the GIRMC for the management of important positions, market risk, credit risk, risk concentration and strategic risk within Nomura.

Definition and Types of Risk Managed

“Risk” is defined as the possibility of capital impairment due to losses in the business, and the possibility that business operations do not generate an assumed output or cannot reach an expected level or cannot meet a planned goal due to the deterioration of quality (efficiency and/or effectiveness). We classify risks as “Portfolio risk” (risk of losses arising from fluctuations and declines in the value of portfolio) and “Non-portfolio risk.” Portfolio risk consists of Market Risk, Credit Risk and Private Equity Risk and other risks. Non-portfolio risk consists of Operational Risk and Business Risk. Further, “Portfolio risk” is classified into trading risk and non-trading risk.

In addition to managing each risk, we calculate economic capital for each risk.

Risk Control

Dynamic management of risk is performed within each regional front office business. These units are best placed to respond rapidly and flexibly to changing market conditions and the needs of the business in each region. Risk taken and managed in this way is consistent with limits and guidelines which provide a framework for economic capital allocation. This framework consists of higher level economic capital guidelines, links to lower level limits on value-at risk (“VaR”) and other measures appropriate to individual business lines. We set economic capital guidelines for core business units within a business division. We also set limits designed to restrict trading activities to prescribed mandates. The financial management resources and risk management units set and monitor the limits such as risk control limit, credit line, country limit, regulatory capital limit and unsecured funding limit (UF limit). The Risk Management unit reports ongoing risk status to senior management.

(5) Liquidity and Capital Resource

Liquidity Management

Overviews

Liquidity is of critical importance to Nomura and other firms in the financial services sector. We define liquidity risk as the potential inability to meet financial obligations as they become due. This risk could arise from multiple sources including an inability to access the secured or unsecured debt markets, a deterioration in our credit ratings, a failure to manage unplanned changes in funding requirements, a failure to liquidate assets quickly and with minimal loss in value, or changes in regulatory capital restrictions which may prevent the free flow of funds between different group entities. Liquidity risk could be due both to Nomura-specific and market wide events. Our primary liquidity objective is to ensure continuous liquidity across market cycles and periods of stress, and to ensure that all funding requirements and unsecured debt obligations that fall due within one year can be met without additional unsecured funding or forced liquidation of trading assets.

We have in place a number of liquidity policies designed to achieve our primary liquidity objective. These include (1) ensure appropriate Liquidity Risk Management (2) diversify unsecured funding sources; (3) manage unsecured funding; (4) maintain committed bank facilities and (5) maintain and test our Contingency Funding Plan.

The Firm’s Executive Management Board has the authority to make decisions concerning the group’s liquidity management. The Chief Financial Officer (CFO) has operational authority and responsibility over the Nomura Group’s liquidity management based on decisions made by the Executive Management Board. Global Treasury manages our liquidity in accordance with the liquidity risk appetite determined by the Group Integrated Risk Management Committee (GIRMC) under delegated authority from the Executive Management Board.

1) Ensure appropriate Liquidity Risk Management. We seek to maintain a surplus of long term debt and equity above the cash capital requirements of our assets. This enables us to fund the firm for periods of at least one year in a stress event, without needing to raise additional unsecured funding or forcing the liquidation of trading assets. We monitor our liquidity by using the MCO (Maximum Cumulative Outflow) and maintains a liquidity portfolio in the form of cash and highly liquid, unencumbered securities, and other unencumbered assets that can be used as an additional source of secured funding. The amount of liquidity required is based on MCO model which incorporates the following requirements.

(i.)	Upcoming maturities of unsecured debt (maturities less than 1 year)

(ii.)	Potential buybacks of our outstanding debt

(iii.)	Loss of secured funding lines particularly for less liquid assets, over and above our cash capital estimates

(iv.)	Volatility of liquidity requirement under normal business environment

(v.)	Cash and collateral outflows in the event of a stress event

2) Diversify unsecured funding sources. We seek to reduce refinancing risk through diversification of our funding sources. We diversify funding sources and maturities by product, investor and market in order to reduce our reliance on any one funding source. We benefit by distributing a significant portion of our debt through our retail and institutional sales force to a diversified global investor base.

3) Manage Unsecured Funding. We manage the overall level of unsecured funding and set the internal limits on the additional amount of unsecured funding available across the Company. The availability of unsecured funding is set by the Executive Management Board, and monitored closely by Global Treasury.

4) Maintain committed bank facilities. In addition to our liquidity portfolio, we maintain undrawn committed facilities with a group of globally recognized banks in order to provide contingent financing sources. We have structured the facilities to ensure that the maturity dates of these facilities are evenly distributed throughout the year in order to prevent excessive maturities of facilities in any given period. Whilst the ability to borrow under these facilities is subject to customary lending conditions and covenants, we do not believe that any of the covenant requirements will impair our ability to draw these facilities.

5) Maintain and test our Contingency Funding Plan (CFP). We have developed a detailed contingency funding plan. As part of the CFP, we have developed an approach for analyzing and specifying the extent of any liquidity events. This allows us to estimate the likely impact of both a Nomura-specific and market-wide crises; and specifies the immediate action to be taken to mitigate any risk. The CFP lists details of key internal and external parties to be contacted and the processes by which information is to be disseminated. The CFP has been developed at the legal entity level in order to capture specific cash requirements at the local level—it assumes that the parent company does not have access to cash that may be trapped at the subsidiary level due to regulatory, legal or tax constraints. We periodically test the effectiveness of our CFP for different Nomura specific events and market-wide events. We also have access to operations at central banks such as Bank of Japan and European Central Bank, which provide financing against various types of securities. These operations are accessed in the normal course of business and are important tools in mitigating contingent risk from market disruptions.

Cash Flow

Cash and cash equivalents’ balance as of December 31, 2008 and as of December 31, 2009 were ¥ 523.1 billion and ¥ 545.4 billion respectively. Cash flows from operating activities for the three months ended December 31, 2008 were inflows of ¥140.6 billion mainly due to a decrease in Securities purchased under agreements to resell, net of Securities sold under agreements to repurchase and also due to an increase of Trading liabilities. Those for the three months ended December 31, 2009 were outflows of ¥ 769.3 billion mainly due to an increase in Securities purchased under agreements to resell, net of Securities sold under agreements to repurchase. Cash flows from investing activities for the three months ended December 31, 2008 were ¥69.3 billion of outflows mainly due to payments for purchases of Office buildings, land, equipment and facilities and those for the three months ended December 31, 2009 were ¥ 68.6 billion of outflows due mainly to an increase in Non-trading debt securities. Cash flows from financing activities for the three months ended December 31, 2008 and December 31, 2009 were inflows of ¥95.0 billion and ¥ 873.6 billion respectively mainly due to an increase in Borrowings.

Consolidated Balance Sheets and Financial Leverage

Total assets as of December 31, 2009, were ¥ 29,809.6 billion, an increase of ¥ 4,971.8 billion compared to ¥ 24,837.8 billion as of March 31, 2009, reflecting an increase in Collateralized agreements and Trading assets. Total liabilities as of December 31, 2009, were ¥ 27,686.3 billion, an increase of ¥ 4,400.0 billion compared to ¥23,286.3 billion as of March 31, 2009, this was mainly due to an increase in Trading liabilities. Total NHI shareholders’ equity as of December 31, 2009 was ¥ 2,109.8 billion, an increase of ¥ 570.4 billion compared to ¥1,539.4 billion as of March 31, 2009, due to an increase in Common stock and Retained earnings. Our leverage ratio as of December 31, 2009 decreased to 14.1 times from 16.1 times as of March 31, 2009.

We seek to maintain sufficient capital at all times to withstand losses due to extreme market movements. Executive Management Board is responsible for implementing and enforcing capital policies. This includes the determination of our balance sheet size and required capital levels. We continually review our equity capital base to ensure that it can support the economic risk inherent in our business. There are also regulatory requirements for minimum capital of entities that operate in regulated securities or banking businesses.

The following table provides Total NHI shareholders’ equity, Total assets, Adjusted total assets and Leverage ratios:

	(Billions of yen, except ratios)
	December 31, 2009		March 31, 2009
Total NHI shareholders’ equity	¥2,109.8		¥1,539.4
Total assets	29,809.6		24,837.8
Adjusted total assets(1)	18,333.2		16,425.2
Leverage ratio(2)	14.1	x	16.1	x
Adjusted leverage ratio(3)	8.7	x	10.7	x

(1)	Adjusted total assets represent Total assets less Securities purchased under agreements to resell and Securities borrowed transactions.
(2)	Leverage ratio equals total assets divided by Total NHI shareholders’ equity.
(3)	Adjusted leverage ratio equals adjusted total assets divided by Total NHI shareholders’ equity.

Consolidated Regulatory Requirements

The FSA established the “Guideline for Financial Conglomerate Supervision” (hereinafter referred to as the “Financial Conglomerate Guideline”) in June 2005 and set out the rule on consolidated regulatory capital. We started monitoring the consolidated capital adequacy ratio of the Company according to the Financial Conglomerate Guideline from April 2005.

Beginning from the end of March, 2009, we elected to calculate the consolidated capital adequacy ratio according to the “Criteria for bank holding companies to judge whether their capital adequacy status is appropriate in light of their own and their subsidiaries’ asset holdings, etc. under Article 52-25 of the Banking Act” (Financial Services Agency Public Notice No. 20 of 2006, hereinafter referred to as the “Bank Holding Companies Notice”) which is allowed under Item IV-2-6 of “the Comprehensive Guidelines for Supervision of Financial Instruments Business Operators, etc.” and under the guidance provided by the Financial Conglomerate Guideline.

Under the Financial Conglomerate Guideline, financial conglomerates, defined as the holding company of financial institutions and its group companies, must maintain the amount of consolidated capital not less than required capital. As we have started the calculation according to the Bank Holding Companies Notice, we convert each risk by multiplying the amount by 12.5; therefore we examine whether we abide by this requirement by confirming that the capital/risk-weighted asset ratio is higher than 8%.

As of December 31, 2009, we were in compliance with this requirement, with a ratio of total capital to risk-weighted assets of 25.0%.

The following table presents the Company’s consolidated capital adequacy ratio as of December 31, 2009:

100 millions of yen
December 31, 2009
Qualifying Capital
Tier 1 capital	¥19,897
Tier 2 capital	5,599
Tier 3 capital	3,032
Deductions	625
Total qualifying capital	27,902
Risk-Weighted Assets
Credit risk-weighted assets	¥44,014
Market risk equivalent assets	53,057
Operational risk equivalent assets	14,219
Total risk-weighted assets	111,290
Consolidated Capital Adequacy Ratios
Consolidated capital adequacy ratio	25.0%
Tier 1 capital ratio	17.8%

(6) Current Challenges

There is no significant change in our current challenges or new challenge arose for the three months ended December 31, 2009.

Item 4. Company Information

1. Share Capital Information

(1) Total Number of Shares

A. Number of Authorized Share Capital

Type	Authorized Share Capital (shares)
Common Stock	6,000,000,000
Class 1 preferred stock	200,000,000
Class 2 preferred stock	200,000,000
Class 3 preferred stock	200,000,000
Class 4 preferred stock	200,000,000

Total(1)	6,000,000,000

(Notes)

1	Total number is the authorized number of shares of the Company under the Articles of Incorporation.

B. Issued Shares

Type	Number of Issued Shares as of December 31, 2009	Number of Issued Shares as of February 15, 2010	Trading Markets	Details
Common Stock	3,719,133,241	3,719,133,241	Tokyo Stock Exchange(*2)	1 unit is 100 shares
			Osaka Securities Exchange(*2)
			Nagoya Stock Exchange(*2)
			Singapore Stock Exchange
			New York Stock Exchange

Total	3,719,133,241	3,719,133,241	—	—

(Notes)

1	Shares that may have increased from exercise of stock options and convertible bonds between February 1, 2010 and as of the submission date (February 15, 2010) are not included in the number of issued shares as of February 15, 2010.
2	Listed on the First Section of each stock/securities exchange.

(2) Stock Options

A. Stock Acquisition Right

Resolved by the 99th General Shareholders’ Meeting on June 26, 2003

Stock Acquisition Rights No. 2

(As of December 31, 2009)

Number of Stock Acquisition Right	1,230(*1)

Number of Stock Acquisition Right for Treasury (out of above number)	—

Type of Share under the Stock Acquisition Right	Common stock 1 unit is 100 shares

Number of Shares under the Stock Acquisition Rights	1,230,000

The Amount to be Paid upon Exercising the Stock Acquisition Right(*2)	¥1,337 per share

Exercise Period of the Stock Acquisition Right	From July 1, 2005 to June 30, 2010

Issue Price of Shares and Capital Inclusion Price if Shares are issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1,337 Capital Inclusion Price ¥669

Conditions to Exercise of Stock Acquisition Right	1. Not to be partial exercise of one stock acquisition right.

2.      For a person given Stock Acquisition Right (the “Optionee”) maintains position as a director, executive officer or employee of the Company or the Company’s Subsidiary, during the time between the grant of the stock acquisition rights and the exercise. The Optionee is deemed to maintain such a position as a director, executive officer or employee of the Company or the Company’s Subsidiary in case the Optionee loses such a position by the situations determined in terms of the options.

3.      The Optionee, at the time of exercising the stock acquisition rights, does not fall within either of the following cases:

a)      The Company or the Company’s Subsidiary determines in accordance with their Employment Regulations to dismiss the Optionee by suggestion or disciplinary procedures; or

b)      There is any other reason similar to a).

Restriction of Transfer of Stock Acquisition Rights	Approval of the board of directors shall be required for transfer of the stock acquisition rights.

Substituted Payment	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—

(Notes)

1.	1,000 shares will be issued per one stock acquisition right.
2.	In the event that the shares are split or consolidated, the Exercise Price shall be adjusted in accordance with the following formula, and any fractions less than one (1) yen shall be rounded up to the nearest yen.

Adjusted Exercise Price = Exercise Price before Adjustment x	1
Ratio of Split or Consolidation

In the event that the Company issues new shares or sells its treasury shares at a price less than market price (excluding for the exercise of the stock acquisition rights), the Exercise Price shall be adjusted in accordance with the following formula, and any fractions less than one (1) yen shall be rounded up to the nearest yen.

Adjusted Exercise Price	=	Exercise Price before Adjustment	x	Number of Outstanding Shares	+	Number of Newly Issued Shares and/or Treasury Shares Sold x Paid-in Amount Per Share
Market Price per Share
Number of (Outstanding + Newly Issued Shares and/or Treasury Shares Sold)

Resolved by the 99th General Shareholders’ Meeting on June 26, 2003

Stock Acquisition Rights No. 3

(As of December 31, 2009)

Number of Stock Acquisition Right	153(*)

Number of Stock Acquisition Right for Treasury (out of above number)	—

Type of Share under the Stock Acquisition Right	Common stock 1 unit is 100 shares

Number of Shares under the Stock Acquisition Rights	153,000

The Amount to be Paid upon Exercising the Stock Acquisition Right	¥1 per share

Exercise Period of the Stock Acquisition Right	From June 5, 2006 to June 4, 2011

Issue Price of Shares and Capital Inclusion Price if Shares are issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1 Capital Inclusion Price ¥1

Conditions to Exercise of Stock Acquisition Right	1. Not to be partial exercise of one stock acquisition right.

2.      For a person given Stock Acquisition Right (the “Optionee”) maintains position as a director, executive officer or employee of the Company or the Company’s Subsidiary, during the time between the grant of the stock acquisition rights and the commencement of the exercise period. The Optionee is deemed to maintain such a position as a director, executive officer or employee of the Company or the Company’s Subsidiary in case the Optionee loses such a position by the situations determined in terms of the options.

3. The Optionee, at the commencement of the exercise period, does not fall within either of the following cases:
a) The Company or the Company’s Subsidiary determines in accordance with their Employment Regulations to dismiss the Optionee by suggestion or disciplinary procedures; or
b) There is any other reason similar to a).

Restriction of Transfer of Stock Acquisition Rights	Approval of the board of directors shall be required for transfer of the stock acquisition rights.

Substituted Payment	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—

(Notes)

1,000 shares will be issued per one stock acquisition right.

Resolved by the 100th General Shareholders’ Meeting on June 25, 2004

Stock Acquisition Rights No. 4

(As of December 31, 2009)

Number of Stock Acquisition Right	1,250(*1)

Number of Stock Acquisition Right for Treasury (out of above number)	—

Type of Share under the Stock Acquisition Right	Common stock 1 unit is 100 shares

Number of Shares under the Stock Acquisition Rights	1,250,000

The Amount to be Paid upon Exercising the Stock Acquisition Right(*2)	¥1,330 per share

Exercise Period of the Stock Acquisition Right	From July 1, 2006 to June 30, 2011

Issue Price of Shares and Capital Inclusion Price if Shares are issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1,330 Capital Inclusion Price ¥665

Conditions to Exercise of Stock Acquisition Right

1.      Not to be partial exercise of one stock acquisition right.

2.      For a person given Stock Acquisition Right (the “Optionee”) maintains position as a director, executive officer or employee of the Company or the Company’s Subsidiary, during the time between the grant of the stock acquisition rights and the exercise. The Optionee is deemed to maintain such a position as a director, executive officer or employee of the Company or the Company’s Subsidiary in case the Optionee loses such a position by the situations determined in terms of the options.

3.      The Optionee, at the time of exercising the stock acquisition rights, does not fall within either of the following cases:

a)      The Company or the Company’s Subsidiary determines in accordance with their Employment Regulations to dismiss the Optionee by suggestion or disciplinary procedures; or

b)      There is any other reason similar to a).

Restriction of Transfer of Stock Acquisition Rights	Approval of the board of directors shall be required for transfer of the stock acquisition rights.

Substituted Payment	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—

(Notes)

1.	1,000 shares will be issued per one stock acquisition right.
2.	In the event that the shares are split or consolidated, the Exercise Price shall be adjusted in accordance with the following formula, and any fractions less than one (1) yen shall be rounded up to the nearest yen.

Adjusted Exercise Price = Exercise Price before Adjustment x	1
Ratio of Split or Consolidation

In the event that the Company issues new shares or sells its treasury shares at a price less than market price (excluding for the exercise of the stock acquisition rights), the Exercise Price shall be adjusted in accordance with the following formula, and any fractions less than one (1) yen shall be rounded up to the nearest yen.

Adjusted Exercise Price		Exercise Price before Adjustment		Number of Outstanding Shares	+	Number of Newly Issued Shares and/or Treasury Shares Sold x Paid-in Amount Per Share
	=		x			Market Price per Share
Number of (Outstanding + Newly Issued Shares and/or Treasury Shares Sold)

Resolved by the 100th General Shareholders’ Meeting on June 25, 2004

Stock Acquisition Rights No. 5

(As of December 31, 2009)

Number of Stock Acquisition Right	33(*)

Number of Stock Acquisition Right for Treasury (out of above number)	—

Type of Share under the Stock Acquisition Right	Common stock 1 unit is 100 shares

Number of Shares under the Stock Acquisition Rights	33,000

The Amount to be Paid upon Exercising the Stock Acquisition Right	¥1 per share

Exercise Period of the Stock Acquisition Right	From April 26, 2007 to April 25, 2012

Issue Price of Shares and Capital Inclusion Price if Shares are issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1 Capital Inclusion Price ¥1

Conditions to Exercise of Stock Acquisition Right

1.      Not to be partial exercise of one stock acquisition right.

2.      For a person given Stock Acquisition Right (the “Optionee”) maintains position as a director, executive officer or employee of the Company or the Company’s Subsidiary during the time between the grant of the stock acquisition rights and the commencement of the exercise period. The Optionee is deemed to maintain such a position as a director, executive officer or employee of the Company or the Company’s Subsidiary in case the Optionee loses such a position by the situations determined in terms of the options.

3.      The Optionee, at the commencement of the exercise period, does not fall within either of the following cases:

a)      The Company or the Company’s Subsidiary determines in accordance with their Employment Regulations to dismiss the Optionee by suggestion or disciplinary procedures; or

b)      There is any other reason similar to a).

Restriction of Transfer of Stock Acquisition Rights	Approval of the board of directors shall be required for transfer of the stock acquisition rights.

Substituted Payment	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—

(Notes)

1,000 shares will be issued per one stock acquisition right.

Resolved by the 100th General Shareholders’ Meeting on June 25, 2004

Stock Acquisition Rights No. 6

(As of December 31, 2009)

Number of Stock Acquisition Right	280(*)

Number of Stock Acquisition Right for Treasury (out of above number)	—

Type of Share under the Stock Acquisition Right	Common stock 1 unit is 100 shares

Number of Shares under the Stock Acquisition Rights	280,000

The Amount to be Paid upon Exercising the Stock Acquisition Right	¥1 per share

Exercise Period of the Stock Acquisition Right	From June 4, 2007 to June 3, 2012

Issue Price of Shares and Capital Inclusion Price if Shares are issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1 Capital Inclusion Price ¥1

Conditions to Exercise of Stock Acquisition Right	1. Not to be partial exercise of one stock acquisition right.

2.      For a person given Stock Acquisition Right (the “Optionee”) maintains position as a director, executive officer or employee of the Company or the Company’s Subsidiary, during the time between the grant of the stock acquisition rights and the commencement of the exercise period. The Optionee is deemed to maintain such a position as a director, executive officer or employee of the Company or the Company’s Subsidiary in case the Optionee loses such a position by the situations determined in terms of the options.

3. The Optionee, at the commencement of the exercise period, does not fall within either of the following cases:
a) The Company or the Company’s Subsidiary determines in accordance with their Employment Regulations to dismiss the Optionee by suggestion or disciplinary procedures; or
b) There is any other reason similar to a).

Restriction of Transfer of Stock Acquisition Rights	Approval of the board of directors shall be required for transfer of the stock acquisition rights.

Substituted Payment	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—

(Notes)

1,000 shares will be issued per one stock acquisition right.

Resolved by the 101st General Shareholders’ Meeting on June 28, 2005

Stock Acquisition Rights No. 8

(As of December 31, 2009)

Number of Stock Acquisition Right	15,193(*1)

Number of Stock Acquisition Right for Treasury (out of above number)	—

Type of Share under the Stock Acquisition Right	Common stock 1 unit is 100 shares

Number of Shares under the Stock Acquisition Rights	1,519,300

The Amount to be Paid upon Exercising the Stock Acquisition Right(*2)	¥1,167 per share

Exercise Period of the Stock Acquisition Right	From July 1, 2007 to June 30, 2012

Issue Price of Shares and Capital Inclusion Price if Shares are issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1,167 Capital Inclusion Price ¥584

Conditions to Exercise of Stock Acquisition Right

1.      Not to be partial exercise of one stock acquisition right.

2.      For a person given Stock Acquisition Right (the “Optionee”) maintains position as a director, executive officer or employee of the Company or the Company’s Subsidiary, during the time between the grant of the stock acquisition rights and the exercise. The Optionee is deemed to maintain such a position as a director, executive officer or employee of the Company or the Company’s Subsidiary in case the Optionee loses such a position by the situations determined in terms of the options.

3.      The Optionee, at the time of exercising the stock acquisition rights, does not fall within either of the following cases:

a)      The Company or the Company’s Subsidiary determines in accordance with their Employment Regulations to dismiss the Optionee by suggestion or disciplinary procedures; or

b)      There is any other reason similar to a).

Restriction of Transfer of Stock Acquisition Rights	Approval of the board of directors shall be required for transfer of the stock acquisition rights.

Substituted Payment	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—

(Notes)

1.	100 shares will be issued per one stock acquisition right.
2.	In the event that the shares are split or consolidated, the Exercise Price shall be adjusted in accordance with the following formula, and any fractions less than one (1) yen shall be rounded up to the nearest yen.

Adjusted Exercise Price = Exercise Price before Adjustment x	1
Ratio of Split or Consolidation

In the event that the Company issues new shares or sells its treasury shares at a price less than market price (excluding for the exercise of the stock acquisition rights), the Exercise Price shall be adjusted in accordance with the following formula, and any fractions less than one (1) yen shall be rounded up to the nearest yen.

Adjusted Exercise Price	=	Exercise Price before Adjustment	x	Number of Outstanding Shares	+	Number of Newly Issued Shares and/or Treasury Shares Sold x Paid-in Amount Per Share
Market Price per Share
Number of (Outstanding + Newly Issued Shares and/or Treasury Shares Sold)

Resolved by the 101st General Shareholders’ Meeting on June 28, 2005

Stock Acquisition Rights No. 9

(As of December 31, 2009)

Number of Stock Acquisition Right	4,751(*)

Number of Stock Acquisition Right for Treasury (out of above number)	—

Type of Share under the Stock Acquisition Right	Common stock 1 unit is 100 shares

Number of Shares under the Stock Acquisition Rights	475,100

The Amount to be Paid upon Exercising the Stock Acquisition Right	¥1 per share

Exercise Period of the Stock Acquisition Right	From April 25, 2008 to April 24, 2013

Issue Price of Shares and Capital Inclusion Price if Shares are issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1 Capital Inclusion Price ¥1

Conditions to Exercise of Stock Acquisition Right

1.      Not to be partial exercise of one stock acquisition right.

2.      For a person given Stock Acquisition Right (the “Optionee”) maintains position as a director, executive officer or employee of the Company or the Company’s Subsidiary, during the time between the grant of the stock acquisition rights and the commencement of the exercise period. The Optionee is deemed to maintain such a position as a director, executive officer or employee of the Company or the Company’s Subsidiary in case the Optionee loses such a position by the situations determined in terms of the options.

3.      The Optionee, at the commencement of the exercise period, does not fall within either of the following cases:

a)      The Company or the Company’s Subsidiary determines in accordance with their Employment Regulations to dismiss the Optionee by suggestion or disciplinary procedures; or

b)      There is any other reason similar to a).

Restriction of Transfer of Stock Acquisition Rights	Approval of the board of directors shall be required for transfer of the stock acquisition rights.

Substituted Payment	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—

(Note)

100 shares will be issued per one stock acquisition right.

Resolved by the 101st General Shareholders’ Meeting on June 28, 2005

Stock Acquisition Rights No. 10

(As of December 31, 2009)

Number of Stock Acquisition Right	5,069(*)

Number of Stock Acquisition Right for Treasury (out of above number)	—

Type of Share under the Stock Acquisition Right	Common stock 1 unit is 100 shares

Number of Shares under the Stock Acquisition Rights	506,900

The Amount to be Paid upon Exercising the Stock Acquisition Right	¥1 per share

Exercise Period of the Stock Acquisition Right	From June 13, 2008 to June 12, 2013

Issue Price of Shares and Capital Inclusion Price if Shares are issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1 Capital Inclusion Price ¥1,053

Conditions to Exercise of Stock Acquisition Right

1.      Not to be partial exercise of one stock acquisition right.

2.      For a person given Stock Acquisition Right (the “Optionee”) maintains position as a director, executive officer or employee of the Company or the Company’s Subsidiary, during the time between the grant of the stock acquisition rights and the commencement of the exercise period. The Optionee is deemed to maintain such a position as a director, executive officer or employee of the Company or the Company’s Subsidiary in case the Optionee loses such a position by the situations determined in terms of the options.

3.      The Optionee, at the commencement of the exercise period, does not fall within either of the following cases:

a)      The Company or the Company’s Subsidiary determines in accordance with their Employment Regulations to dismiss the Optionee by suggestion or disciplinary procedures; or

b)      There is any other reason similar to a).

Restriction of Transfer of Stock Acquisition Rights	Approval of the board of directors shall be required for transfer of the stock acquisition rights.

Substituted Payment	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—

(Note)

100 shares will be issued per one stock acquisition right.

Resolved by the 102nd General Shareholders’ Meeting on June 28, 2006

Stock Acquisition Rights No. 11

(As of December 31, 2009)

Number of Stock Acquisition Right	18,010(*1)

Number of Stock Acquisition Right for Treasury (out of above number)	—

Type of Share under the Stock Acquisition Right	Common stock 1 unit is 100 shares

Number of Shares under the Stock Acquisition Rights	1,801,000

The Amount to be Paid upon Exercising the Stock Acquisition Right(*2)	¥1,820 per share

Exercise Period of the Stock Acquisition Right	From July 7, 2008 to July 6, 2013

Issue Price of Shares and Capital Inclusion Price if Shares are issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1,820 Capital Inclusion Price ¥1,153

Conditions to Exercise of Stock Acquisition Right

1.      Each stock acquisition right may not be exercised partly.

2.      The Optionee maintains the position of a director, executive officer or employee of the Company or the Company’s Subsidiary, during the time between the grant of the stock acquisition rights and the exercise. The Optionee is deemed to maintain such a position as a director, executive officer or employee of the Company or the Company’s Subsidiary even where the Optionee loses such position as a result of the situations determined in terms of the options.

3.      The Optionee, at the time of exercising the stock acquisition rights, does not fall within either of the following cases:

a)      The Company or the Company’s Subsidiary has determined, in accordance with their Employment Regulations to dismiss the Optionee by warning or disciplinary procedures; or

b)      There is any other reason similar to a).

Restriction of Transfer of Stock Acquisition Rights	Any assignment of stock acquisition rights shall be subject to approval by resolution adopted by the Board of Directors of the Company.

Substituted Payment	—

Issue of the Stock Acquisition Right Attendant on the Reorganization	—

(Note)

1.	100 shares will be issued per one stock acquisition right.
2.	In the event that the common stock is split or the common stock is consolidated after the grant of the Stock Acquisition Rights, the Exercise Price shall be adjusted in accordance with the following formula, and any fractions less than one (1) yen resulting from the adjustment shall be rounded up to the nearest yen.

Adjusted Exercise Price = Exercise Price before Adjustment x	1
Ratio of Stock Split or Stock Consolidation

In the event that the Company offers for subscription of the issuance of the new shares of common stock or the disposal of treasury shares of common stock of the Company at a paid-in amount below the market price of the common stock of the Company which is used in the adjustment formula for the Exercise Price (excluding Stock Acquisition Rights (including those attached to bonds with stock subscription rights) which is able to request for the delivery of the common shares of the Company and any other securities or the conversion, replacement or the exercise of the Stock Acquisition Rights and any request for purchase of additional less-than-a-full-unit shares) or in the event of the shares with acquisition request right that the Company issues the common stock of the Company in exchange of its acquisition as prescribed at a compensation below the market price of the common stock of the Company which is used in the adjustment formula for the Exercise Price (including the grant without any consideration), or in the event that the Company issues the stock acquisition right which is able to request for the delivery of the common stock of the Company (including those attached to bonds with stock subscription rights) and any other securities or rights (including the grant without any consideration) at a compensation below the market price of the common stock of the Company which is used in the adjustment formula for the Exercise Price, the Exercise Price shall be adjusted in accordance with the following formula, and any fraction of less than one (1) yen resulting from the adjustment shall be rounded up to the nearest yen.

Adjusted Exercise Price		Exercise Price before Adjustment		Number of Outstanding Shares	+	Number of Newly Issued Shares and/or Shares of Common Stock of the Company Disposed of x Paid-in Amount Per Share and/or Disposal Value per Share
	=		x			Market Price per Share
Number of (Outstanding + Newly Issued Shares)

Resolved by the 102nd General Shareholders’ Meeting on June 28, 2006

Stock Acquisition Rights No. 12

(As of December 31, 2009)

Number of Stock Acquisition Right	124(*)

Number of Stock Acquisition Right for Treasury (out of above number)	—

Type of Share under the Stock Acquisition Right	Common stock 1 unit is 100 shares

Number of Shares under the Stock Acquisition Rights	12,400

The Amount to be Paid upon Exercising the Stock Acquisition Right	¥1 per share

Exercise Period of the Stock Acquisition Right	From October 11, 2008 to October 10, 2013

Issue Price of Shares and Capital Inclusion Price if Shares are issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1 Capital Inclusion Price ¥1,105

Conditions to Exercise of Stock Acquisition Right

1.      Each stock acquisition right may not be exercised partly.

2.      The Optionee maintains the position of a director, executive officer or employee of the Company or the Company’s Subsidiary, during the time between the grant of the stock acquisition rights and the commencement of the exercise period. The Optionee is deemed to maintain such a position as a director, executive officer or employee of the Company or the Company’s Subsidiary even where the Optionee loses such a position as a result of the situations determined in terms of the options.

3.      The Optionee, at the commencement of the exercise period, does not fall within either of the following cases:

a)      The Company or the Company’s Subsidiary has determined, in accordance with their Employment Regulations to dismiss the Optionee by warning or disciplinary procedures; or

b)      There is any other reason similar to a).

Restriction of Transfer of Stock Acquisition Rights	Any assignment of stock acquisition rights shall be subject to approval by resolution adopted by the Board of Directors of the Company.

Substituted Payment	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—

(Note)

100 shares will be issued per one stock acquisition right.

Resolved by the 102nd General Shareholders’ Meeting on June 28, 2006

Stock Acquisition Rights No. 13

(As of December 31, 2009)

Number of Stock Acquisition Right	12,155(*)

Number of Stock Acquisition Right for Treasury (out of above number)	—

Type of Share under the Stock Acquisition Right	Common stock 1 unit is 100 shares

Number of Shares under the Stock Acquisition Rights	1,215,500

The Amount to be Paid upon Exercising the Stock Acquisition Right	¥1 per share

Exercise Period of the Stock Acquisition Right	From April 26, 2009 to April 25, 2014

Issue Price of Shares and Capital Inclusion Price if Shares are issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1 Capital Inclusion Price ¥1,165

Conditions to Exercise of Stock Acquisition Right

1.      No Stock Acquisition Right may be exercised partially.

2.      The Optionee maintains a position of as an Executive or Employee, of the Company or the Subsidiary during the period between the granting of the Stock Acquisition Right and the commencement of the Exercise Period. The Optionee is deemed to maintain such a position as an Executive or Employee of the Company or the Company’s Subsidiary even where the Optionee loses such position as a result of the situations determined in terms of the options.

3.      The Optionee, at the commencement of the exercise period, does not fall within either of the following cases:

a)      The Company or the Company’s Subsidiary has determined, in accordance with their Employment Regulations to dismiss the Optionee by warning or disciplinary procedures; or

b)      There is any other reason similar to a).

Restriction of Transfer of Stock Acquisition Rights	Any assignment of stock acquisition rights shall be subject to approval by resolution adopted by the Board of Directors of the Company.

Substituted Payment	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—

(Note)

100 shares will be issued per one stock acquisition right.

Resolved by the 102nd General Shareholders’ Meeting on June 28, 2006

Stock Acquisition Rights No. 14

(As of December 31, 2009)

Number of Stock Acquisition Right	9,696(*)

Number of Stock Acquisition Right for Treasury (out of above number)	—

Type of Share under the Stock Acquisition Right	Common stock 1 unit is 100 shares

Number of Shares under the Stock Acquisition Rights	969,600

The Amount to be Paid upon Exercising the Stock Acquisition Right	¥1 per share

Exercise Period of the Stock Acquisition Right	From June 22, 2009 to June 21, 2014

Issue Price of Shares and Capital Inclusion Price if Shares are issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1 Capital Inclusion Price ¥1,278

Conditions to Exercise of Stock Acquisition Right	1. No Stock Acquisition Right may be exercised partially.

2.      The Optionee maintains a position as an Executive or Employee of the Company or the Subsidiary during the period between the granting of the Stock Acquisition Right and the commencement of the Exercise Period. The Optionee is deemed to maintain such a position as an Executive or Employee of the Company or the Company’s Subsidiary even where the Optionee loses such position as a result of the situations determined in terms of the options.

3.      The Optionee, at the commencement of the exercise period, does not fall within either of the following cases:

a)      The Company or the Company’s Subsidiary has determined, in accordance with their Employment Regulations to dismiss the Optionee by warning or disciplinary procedures; or

b)      There is any other reason similar to a).

Restriction of Transfer of Stock Acquisition Rights	Any assignment of stock acquisition rights shall be subject to approval by resolution adopted by the Board of Directors of the Company.

Substituted Payment	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—

(Note)

100 shares will be issued per one stock acquisition right.

Stock Acquisition Rights No. 15

(As of December 31, 2009)

Number of Stock Acquisition Right	1,130(*1)

Number of Stock Acquisition Right for Treasury (out of above number)	—

Type of Share under the Stock Acquisition Right	Common stock 1 unit is 100 shares

Number of Shares under the Stock Acquisition Rights	113,000

The Amount to be Paid upon Exercising the Stock Acquisition Right(*2)	¥1,969 per share

Exercise Period of the Stock Acquisition Right	From August 2, 2009 to August 1, 2014

Issue Price of Shares and Capital Inclusion Price if Shares are issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1,969 Capital Inclusion Price ¥1,233

Conditions to Exercise of Stock Acquisition Right

1.      No Stock Acquisition Right may be exercised partially.

2.      The Grantee maintains a position as an Executive or Employee of the Company or the Company’s Subsidiary during the period between the granting of the stock acquisition right and the exercise. The Grantee is deemed to maintain such a position as an Executive or Employee of the Company or the Company’s Subsidiary even where the Grantee loses such position as a result of the situations determined in terms of the options.

3.      A Grantee does not fall within either of the following cases at the time of exercising the stock acquisition rights.

a)      The Company or a Company’s Subsidiary has determined, in accordance with their Employment Regulations to dismiss the Grantee by warning or disciplinary procedures; or

b)      There is any other reason similar to a).

Restriction of Transfer of Stock Acquisition Rights	Any assignment of stock acquisition rights shall be subject to approval by resolution adopted by the Board of Directors of the Company.

Substituted Payment	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—

(Notes)

1.	100 shares will be issued per one stock acquisition right.
2.	In the event that the shares are split or consolidated, the Exercise Price shall be adjusted in accordance with the following formula, and any fractions less than one (1) yen shall be rounded up to the nearest yen.

Adjusted Exercise Price = Exercise Price before Adjustment x	1
Ratio of Split or Consolidation

In the event that the Company offers for subscription of the issuance of the new shares of common stock or the disposal of treasury shares of common stock of the Company at a paid-in amount below the market price of the common stock of the Company which is used in the adjustment formula for the Exercise Price (excluding Stock Acquisition Rights (including those attached to bonds with stock subscription rights) which is able to request for the delivery of the common shares of the Company and any other securities or the conversion, replacement or the exercise of the Stock Acquisition Rights and any request for purchase of additional less-than-a-full-unit shares) or in the event of the shares with acquisition request right that the Company issues the common stock of the Company in exchange of its acquisition as prescribed at a compensation below the market price of the common stock of the Company which is used in the adjustment formula for the Exercise Price (including the grant without any consideration), or in the event that the Company issues the stock acquisition right which is able to request for the delivery of the common stock of the Company (including those attached to bonds with stock subscription rights) and any other securities or rights (including the grant without any consideration) at a compensation below the market price of the common stock of the Company which is used in the adjustment formula for the Exercise Price, the Exercise Price shall be adjusted in accordance with the following formula, and any fraction of less than one (1) yen resulting from the adjustment shall be rounded up to the nearest yen.

Adjusted Exercise Price	=	Exercise Price before Adjustment	x	Number of Outstanding Shares	Number of Newly Issued Shares and/or Treasury Shares Sold x Paid-in Amount Per Share
Market Price per Share
Number of (Outstanding + Newly Issued Shares and/or Treasury Shares Sold)

Resolved by the 103rd General Shareholders’ Meeting on June 27, 2007

Stock Acquisition Rights No. 16

(As of December 31, 2009)

Number of Stock Acquisition Right	18,820(*1)

Number of Stock Acquisition Right for Treasury (out of above number)	—

Type of Share under the Stock Acquisition Right	Common stock 1 unit is 100 shares

Number of Shares under the Stock Acquisition Rights	1,882,000

The Amount to be Paid upon Exercising the Stock Acquisition Right(*2)	¥1,969 per share

Exercise Period of the Stock Acquisition Right	From August 2, 2009 to August 1, 2014

Issue Price of Shares and Capital Inclusion Price if Shares are issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1,969 Capital Inclusion Price ¥1,233

Conditions to Exercise of Stock Acquisition Right

1.      No Stock Acquisition Right may be exercised partially.

2.      The Grantee maintains a position as an Executive or Employee of the Company or the Company’s Subsidiary during the period between the granting of the stock acquisition right and the exercise. The Grantee is deemed to maintain such a position as an Executive or Employee of the Company or the Company’s Subsidiary even where the Grantee loses such position as a result of the situations determined in terms of the options.

3.      A Grantee does not fall within either of the following cases at the time of exercising the stock acquisition rights.

a)      The Company or a Company’s Subsidiary has determined, in accordance with their Employment Regulations to dismiss the Grantee by warning or disciplinary procedures; or

b)      There is any other reason similar to a).

Restriction of Transfer of Stock Acquisition Rights	Any assignment of stock acquisition rights shall be subject to approval by resolution adopted by the Board of Directors of the Company.

Substituted Payment	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—

(Notes)

1.	100 shares will be issued per one stock acquisition right.
2.	In the event that the shares are split or consolidated, the Exercise Price shall be adjusted in accordance with the following formula, and any fractions less than one (1) yen shall be rounded up to the nearest yen.

Adjusted Exercise Price = Exercise Price before Adjustment x	1
Ratio of Split or Consolidation

In the event that the Company offers for subscription of the issuance of the new shares of common stock or the disposal of treasury shares of common stock of the Company at a paid-in amount below the market price of the common stock of the Company which is used in the adjustment formula for the Exercise Price (excluding Stock Acquisition Rights (including those attached to bonds with stock subscription rights) which is able to request for the delivery of the common shares of the Company and any other securities or the conversion, replacement or the exercise of the Stock Acquisition Rights and any request for purchase of additional less-than-a-full-unit shares) or in the event of the shares with acquisition request right that the Company issues the common stock of the Company in exchange of its acquisition as prescribed at a compensation below the market price of the common stock of the Company which is used in the adjustment formula for the Exercise Price (including the grant without any consideration), or in the event that the Company issues the stock acquisition right which is able to request for the delivery of the common stock of the Company (including those attached to bonds with stock subscription rights) and any other securities or rights (including the grant without any consideration) at a compensation below the market price of the common stock of the Company which is used in the adjustment formula for the Exercise Price, the Exercise Price shall be adjusted in accordance with the following formula, and any fraction of less than one (1) yen resulting from the adjustment shall be rounded up to the nearest yen.

Adjusted Exercise Price		Exercise Price before Adjustment		Number of Outstanding Shares	+	Number of Newly Issued Shares and/or Treasury Shares Sold x Paid-in Amount Per Share
	=		x			Market Price per Share
Number of (Outstanding + Newly Issued Shares and/or Treasury Shares Sold)

Resolved by the 103rd General Shareholders’ Meeting on June 27, 2007

Stock Acquisition Rights No. 17

(As of December 31, 2009)

Number of Stock Acquisition Right	6,087(*)

Number of Stock Acquisition Right for Treasury (out of above number)	—

Type of Share under the Stock Acquisition Right	Common stock 1 unit is 100 shares

Number of Shares under the Stock Acquisition Rights	608,700

The Amount to be Paid upon Exercising the Stock Acquisition Right	¥1 per share

Exercise Period of the Stock Acquisition Right	From August 2, 2009 to August 1, 2014

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1 Capital Inclusion Price ¥1,105

Conditions to Exercise of Stock Acquisition Right	1. No Stock Acquisition Right may be exercised partially.

2.      The Grantee maintains a position as an Executive or Employee of the Company or the Company’s Subsidiary during the period between the granting of the stock acquisition right and the commencement of the exercise period. The Grantee is deemed to maintain such a position as an Executive or Employee of the Company or the Company’s Subsidiary even where the Grantee loses such position as a result of the situations determined in terms of the options.

3.      A Grantee does not fall within either of the following cases at the commencement of the exercise period.

a)      The Company or a Company’s Subsidiary has determined, in accordance with their Employment Regulations to dismiss the Grantee by warning or disciplinary procedures; or

b)      There is any other reason similar to a).

Restriction of Transfer of Stock Acquisition Rights	Any assignment of stock acquisition rights shall be subject to approval by resolution adopted by the Board of Directors of the Company.

Substituted Payment	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—

(Notes)

100 shares will be issued per one stock acquisition right.

Resolved by the 103rd General Shareholders’ Meeting on June 27, 2007

Stock Acquisition Rights No. 18

(As of December 31, 2009)

Number of Stock Acquisition Right	436(*)

Number of Stock Acquisition Right for Treasury (out of above number)	—

Type of Share under the Stock Acquisition Right	Common stock 1 unit is 100 shares

Number of Shares under the Stock Acquisition Rights	43,600

The Amount to be Paid upon Exercising the Stock Acquisition Right	¥1 per share

Exercise Period of the Stock Acquisition Right	From October 20, 2009 to October 19, 2014

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1 Capital Inclusion Price ¥972

Conditions to Exercise of Stock Acquisition Right	1. No Stock Acquisition Right may be exercised partially.

2.      The Grantee maintains a position as an Executive or Employee of the Company or the Company’s Subsidiary during the period between the granting of the stock acquisition right and the commencement of the exercise period. The Grantee is deemed to maintain such a position as an Executive or Employee of the Company or the Company’s Subsidiary even where the Grantee loses such position as a result of the situations determined in terms of the options.

3.      A Grantee does not fall within either of the following cases at the commencement of the exercise period.

a)      The Company or a Company’s Subsidiary has determined, in accordance with their Employment Regulations to dismiss the Grantee by warning or disciplinary procedures; or

b)      There is any other reason similar to a).

Restriction of Transfer of Stock Acquisition Rights	Any assignment of stock acquisition rights shall be subject to approval by resolution adopted by the Board of Directors of the Company.

Substituted Payment	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—

(Notes)

100 shares will be issued per one stock acquisition right.

Resolved by the 103rd General Shareholders’ Meeting on June 27, 2007

Stock Acquisition Rights No. 19

(As of December 31, 2009)

Number of Stock Acquisition Right	62,929(*)

Number of Stock Acquisition Right for Treasury (out of above number)	—

Type of Share under the Stock Acquisition Right	Common stock 1 unit is 100 shares

Number of Shares under the Stock Acquisition Rights	6,292,900

The Amount to be Paid upon Exercising the Stock Acquisition Right	¥1 per share

Exercise Period of the Stock Acquisition Right	From April 24, 2010 to April 23, 2015

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1 Capital Inclusion Price ¥806

Conditions to Exercise of Stock Acquisition Right	1. No Stock Acquisition Right may be exercised partially.

2.      The Grantee maintains a position as an Executive or Employee of the Company or the Company’s Subsidiary during the period between the granting of the stock acquisition right and the commencement of the exercise period. The Grantee is deemed to maintain such a position as an Executive or Employee of the Company or the Company’s Subsidiary even where the Grantee loses such position as a result of the situations determined in terms of the options.

3. A Grantee does not fall within either of the following cases at the commencement of the exercise period.

a) The Company or a Company’s Subsidiary has determined, in accordance with their Employment Regulations to dismiss the Grantee by warning or disciplinary procedures; or

b) There is any other reason similar to a).

Restriction of Transfer of Stock Acquisition Rights	Any assignment of stock acquisition rights shall be subject to approval by resolution adopted by the Board of Directors of the Company.

Substituted Payment	—

Issue of Stock Acquisition Right Attendant on Reorganization	—

(Note)

100 shares will be issued per one stock acquisition right.

Stock Acquisition Rights No. 20

(As of December 31, 2009)

Number of Stock Acquisition Right	1,523(*)

Number of Stock Acquisition Right for Treasury (out of above number)	—

Type of Share under the Stock Acquisition Right	Common stock 1 unit is 100 shares

Number of Shares under the Stock Acquisition Rights	152,300

The Amount to be Paid upon Exercising the Stock Acquisition Right	¥1 per share

Exercise Period of the Stock Acquisition Right	From June 24, 2010 to June 23, 2015

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1 Capital Inclusion Price ¥819

Conditions to Exercise of Stock Acquisition Right	1. No Stock Acquisition Right may be exercised partially.

2.      The Grantee maintains a position as an Executive or Employee of the Company or the Company’s Subsidiary during the period between the granting of the stock acquisition right and the commencement of the exercise period. The Grantee is deemed to maintain such a position as an Executive or Employee of the Company or the Company’s Subsidiary even where the Grantee loses such position as a result of the situations determined in terms of the options.

3. A Grantee does not fall within either of the following cases at the commencement of the exercise period.

a) The Company or a Company’s Subsidiary has determined, in accordance with their Employment Regulations to dismiss the Grantee by warning or disciplinary procedures; or

b) There is any other reason similar to a).

Restriction of Transfer of Stock Acquisition Rights	Any assignment of stock acquisition rights shall be subject to approval by resolution adopted by the Board of Directors of the Company.

Substituted Payment	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—

(Notes)

100 shares will be issued per one stock acquisition right.

Resolved by the 103rd General Shareholders’ Meeting on June 27, 2007

Stock Acquisition Rights No. 21

(As of December 31, 2009)

Number of Stock Acquisition Right	7,725(*)

Number of Stock Acquisition Right for Treasury (out of above number)	—

Type of Share under the Stock Acquisition Right	Common stock 1 unit is 100 shares

Number of Shares under the Stock Acquisition Rights	772,500

The Amount to be Paid upon Exercising the Stock Acquisition Right	¥1 per share

Exercise Period of the Stock Acquisition Right	From June 24, 2010 to June 23, 2015

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1 Capital Inclusion Price ¥819

Conditions to Exercise of Stock Acquisition Right	1. No Stock Acquisition Right may be exercised partially.

2.      The Grantee maintains a position as an Executive or Employee of the Company or the Company’s Subsidiary during the period between the granting of the stock acquisition right and the commencement of the exercise period. The Grantee is deemed to maintain such a position as an Executive or Employee of the Company or the Company’s Subsidiary even where the Grantee loses such position as a result of the situations determined in terms of the options.

3. A Grantee does not fall within either of the following cases at the commencement of the exercise period.

a) The Company or a Company’s Subsidiary has determined, in accordance with their Employment Regulations to dismiss the Grantee by warning or disciplinary procedures; or

b) There is any other reason similar to a).

Restriction of Transfer of Stock Acquisition Rights	Any assignment of stock acquisition rights shall be subject to approval by resolution adopted by the Board of Directors of the Company.

Substituted Payment	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—

(Notes)

100 shares will be issued per one stock acquisition right.

Stock Acquisition Rights No. 22

(As of December 31, 2009)

Number of Stock Acquisition Right	1,100(*1)

Number of Stock Acquisition Right for Treasury (out of above number)	—

Type of Share under the Stock Acquisition Right	Common stock 1 unit is 100 shares

Number of Shares under the Stock Acquisition Rights	110,000

The Amount to be Paid upon Exercising the Stock Acquisition Right(*2)	¥1,353 per share

Exercise Period of the Stock Acquisition Right	From August 6, 2010 to August 5, 2015

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1,353 Capital Inclusion Price ¥818

Conditions to Exercise of Stock Acquisition Right	1. No Stock Acquisition Right may be exercised partially.

2.      The Grantee maintains a position as an Executive or Employee of the Company or the Company’s Subsidiary during the period between the granting of the stock acquisition right and the exercise. The Grantee is deemed to maintain such a position as an Executive or Employee of the Company or the Company’s Subsidiary even where the Grantee loses such position as a result of the situations determined in terms of the options.

3.      Grantee does not fall within either of the following cases at the time of exercising the stock acquisition right.

a)      The Company or a Company’s Subsidiary has determined, in accordance with their Employment Regulations to dismiss the Grantee by warning or disciplinary procedures; or

b)      There is any other reason similar to a).

Restriction of Transfer of Stock Acquisition Rights	Any assignment of stock acquisition rights shall be subject to approval by resolution adopted by the Board of Directors of the Company.

Substituted Payment	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—

(Notes)

1.	100 shares will be issued per one stock acquisition right.
2.	In the event that the shares are split or consolidated, the Exercise Price shall be adjusted in accordance with the following formula, and any fractions less than one (1) yen shall be rounded up to the nearest yen.

Adjusted Exercise Price = Exercise Price before Adjustment x	1
Ratio of Split or Consolidation

In the event that the Company offers for subscription of the issuance of the new shares of common stock or the disposal of treasury shares of common stock of the Company at a paid-in amount below the market price of the common stock of the Company which is used in the adjustment formula for the Exercise Price (excluding Stock Acquisition Rights (including those attached to bonds with stock subscription rights) which is able to request for the delivery of the common shares of the Company and any other securities or the conversion, replacement or the exercise of the Stock Acquisition Rights and any request for purchase of additional less-than-a-full-unit shares) or in the event of the shares with acquisition request right that the Company issues the common stock of the Company in exchange of its acquisition as prescribed at a compensation below the market price of the common stock of the Company which is used in the adjustment formula for the Exercise Price (including the grant without any consideration), or in the event that the Company issues the stock acquisition right which is able to request for the delivery of the common stock of the Company (including those attached to bonds with stock subscription rights) and any other securities or rights (including the grant without any consideration) at a compensation below the market price of the common stock of the Company which is used in the adjustment formula for the Exercise Price, the Exercise Price shall be adjusted in accordance with the following formula, and any fraction of less than one (1) yen resulting from the adjustment shall be rounded up to the nearest yen.

Adjusted Exercise Price	=	Exercise Price before Adjustment	x	Number of Outstanding Shares	+	Number of Newly Issued Shares and/or Treasury Shares Sold x Paid-in Amount Per Share
Market Price per Share
Number of (Outstanding + Newly Issued Shares and/or Treasury Shares Sold)

Resolved by the 104th General Shareholders’ Meeting on June 26, 2008

Stock Acquisition Rights No. 23

(As of December 31, 2009)

Number of Stock Acquisition Right	19,660(*1)

Number of Stock Acquisition Right for Treasury (out of above number)	—

Type of Share under the Stock Acquisition Right	Common stock 1 unit is 100 shares

Number of Shares under the Stock Acquisition Rights	1,966,000

The Amount to be Paid upon Exercising the Stock Acquisition Right(*2)	¥1,353 per share

Exercise Period of the Stock Acquisition Right	From August 6, 2010 to August 5, 2015

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1,353 Capital Inclusion Price ¥818

Conditions to Exercise of Stock Acquisition Right

1.      No Stock Acquisition Right may be exercised partially.

2.      The Grantee maintains a position as an Executive or Employee of the Company or the Company’s Subsidiary during the period between the granting of the stock acquisition right and the exercise. The Grantee is deemed to maintain such a position as an Executive or Employee of the Company or the Company’s Subsidiary even where the Grantee loses such position as a result of the situations determined in terms of the options.

3.      A Grantee does not fall within either of the following cases at the time of exercising the stock acquisition right.

a)      The Company or a Company’s Subsidiary has determined, in accordance with their Employment Regulations to dismiss the Grantee by warning or disciplinary procedures; or

b)      There is any other reason similar to a).

Restriction of Transfer of Stock Acquisition Rights	Any assignment of stock acquisition rights shall be subject to approval by resolution adopted by the Board of Directors of the Company.

Substituted Payment	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—

(Notes)

1.	100 shares will be issued per one stock acquisition right.
2.	In the event that the shares are split or consolidated, the Exercise Price shall be adjusted in accordance with the following formula, and any fractions less than one (1) yen shall be rounded up to the nearest yen.

Adjusted Exercise Price = Exercise Price before Adjustment x	1
Ratio of Split or Consolidation

In the event that the Company offers for subscription of the issuance of the new shares of common stock or the disposal of treasury shares of common stock of the Company at a paid-in amount below the market price of the common stock of the Company which is used in the adjustment formula for the Exercise Price (excluding Stock Acquisition Rights (including those attached to bonds with stock subscription rights) which is able to request for the delivery of the common shares of the Company and any other securities or the conversion, replacement or the exercise of the Stock Acquisition Rights and any request for purchase of additional less-than-a-full-unit shares) or in the event of the shares with acquisition request right that the Company issues the common stock of the Company in exchange of its acquisition as prescribed at a compensation below the market price of the common stock of the Company which is used in the adjustment formula for the Exercise Price (including the grant without any consideration), or in the event that the Company issues the stock acquisition right which is able to request for the delivery of the common stock of the Company (including those attached to bonds with stock subscription rights) and any other securities or rights (including the grant without any consideration) at a compensation below the market price of the common stock of the Company which is used in the adjustment formula for the Exercise Price, the Exercise Price shall be adjusted in accordance with the following formula, and any fraction of less than one (1) yen resulting from the adjustment shall be rounded up to the nearest yen.

Adjusted Exercise Price		Exercise Price before Adjustment		Number of Outstanding Shares	+	Number of Newly Issued Shares and/or Treasury Shares Sold x Paid-in Amount Per Share
	=		x			Market Price per Share
Number of (Outstanding + Newly Issued Shares and/or Treasury Shares Sold)

Stock Acquisition Rights No. 24

(As of December 31, 2009)

Number of Stock Acquisition Right	60(*)

Number of Stock Acquisition Right for Treasury (out of above number)	—

Type of Share under the Stock Acquisition Right	Common stock 1 unit is 100 shares

Number of Shares under the Stock Acquisition Rights	6,000

The Amount to be Paid upon Exercising the Stock Acquisition Right	¥1 per share

Exercise Period of the Stock Acquisition Right	From August 6, 2010 to August 5, 2015

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1 Capital Inclusion Price ¥747

Conditions to Exercise of Stock Acquisition Right

1.      No Stock Acquisition Right may be exercised partially.

2.      The Grantee maintains an Executive or Employee of the Company or the Company’s Subsidiary during the period between the granting of the stock acquisition right and the commencement of the exercise period. The Grantee is deemed to maintain such a position as an Executive or Employee of the Company or the Company’s Subsidiary even where the Grantee loses such position as a result of the situations determined in terms of the options.

3.      A Grantee does not fall within either of the following cases at the commencement of the exercise period.

a)      The Company or a Company’s Subsidiary has determined, in accordance with their Employment Regulations to dismiss the Grantee by warning or disciplinary procedures; or

b)      There is any other reason similar to a).

Restriction of Transfer of Stock Acquisition Rights	Any assignment of stock acquisition rights shall be subject to approval by resolution adopted by the Board of Directors of the Company.

Substituted Payment	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—

(Notes)

100 shares will be issued per one stock acquisition right.

Resolved by the 104th General Shareholders’ Meeting on June 26, 2008

Stock Acquisition Rights No. 25

(As of December 31, 2009)

Number of Stock Acquisition Right	30(*)

Number of Stock Acquisition Right for Treasury (out of above number)	—

Type of Share under the Stock Acquisition Right	Common stock 1 unit is 100 shares

Number of Shares under the Stock Acquisition Rights	3,000

The Amount to be Paid upon Exercising the Stock Acquisition Right	¥1 per share

Exercise Period of the Stock Acquisition Right	From August 6, 2010 to August 5, 2015

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1 Capital Inclusion Price ¥747

Conditions to Exercise of Stock Acquisition Right	1. No Stock Acquisition Right may be exercised partially.

2.      The Grantee maintains a position as an Executive or Employee of the Company or the Company’s Subsidiary during the period between the granting of the stock acquisition right and the commencement of the exercise period. The Grantee is deemed to maintain such a position as an Executive or Employee of the Company or the Company’s Subsidiary even where the Grantee loses such position as a result of the situations determined in terms of the options.

3.      A Grantee does not fall within either of the following cases at the commencement of the exercise period.

a)      The Company or a Company’s Subsidiary has determined, in accordance with their Employment Regulations to dismiss the Grantee by warning or disciplinary procedures; or

b)      There is any other reason similar to a).

Restriction of Transfer of Stock Acquisition Rights	Any assignment of stock acquisition rights shall be subject to approval by resolution adopted by the Board of Directors of the Company.

Substituted Payment	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—

(Notes)

100 shares will be issued per one stock acquisition right.

Stock Acquisition Rights No. 26

(As of December 31, 2009)

Number of Stock Acquisition Right	156(*)

Number of Stock Acquisition Right for Treasury (out of above number)	—

Type of Share under the Stock Acquisition Right	Common stock 1 unit is 100 shares

Number of Shares under the Stock Acquisition Rights	15,600

The Amount to be Paid upon Exercising the Stock Acquisition Right	¥1 per share

Exercise Period of the Stock Acquisition Right	From November 11, 2010 to November 10, 2015

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1 Capital Inclusion Price ¥488

Conditions to Exercise of Stock Acquisition Right	1. No Stock Acquisition Right may be exercised partially.

2.      The Grantee maintains a position as an Executive or Employee of the Company or the Company’s Subsidiary during the period between the granting of the stock acquisition right and the commencement of the exercise period. The Grantee is deemed to maintain such a position as an Executive or Employee of the Company or the Company’s Subsidiary even where the Grantee loses such position as a result of the situations determined in terms of the options.

3.      A Grantee does not fall within either of the following cases at the commencement of the exercise period.

a)      The Company or a Company’s Subsidiary has determined, in accordance with their Employment Regulations to dismiss the Grantee by warning or disciplinary procedures; or

b)      There is any other reason similar to a).

Restriction of Transfer of Stock Acquisition Rights	Any assignment of stock acquisition rights shall be subject to approval by resolution adopted by the Board of Directors of the Company.

Substituted Payment	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—

(Notes)

100 shares will be issued per one stock acquisition right.

Resolved by the 104th General Shareholders’ Meeting on June 26, 2008

Stock Acquisition Rights No. 27

(As of December 31, 2009)

Number of Stock Acquisition Right	6,759(*)

Number of Stock Acquisition Right for Treasury (out of above number)	—

Type of Share under the Stock Acquisition Right	Common stock 1 unit is 100 shares

Number of Shares under the Stock Acquisition Rights	675,900

The Amount to be Paid upon Exercising the Stock Acquisition Right	¥1 per share

Exercise Period of the Stock Acquisition Right	From November 11, 2010 to November 10, 2015

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1 Capital Inclusion Price ¥488

Conditions to Exercise of Stock Acquisition Right

1.      No Stock Acquisition Right may be exercised partially.

2.      The Grantee maintains a position as an Executive or Employee of the Company or the Company’s Subsidiary during the period between the granting of the stock acquisition right and the commencement of the exercise period. The Grantee is deemed to maintain such a position as an Executive or Employee of the Company or the Company’s Subsidiary even where the Grantee loses such position as a result of the situations determined in terms of the options.

3.      A Grantee does not fall within either of the following cases at the commencement of the exercise period.

a)      The Company or a Company’s Subsidiary has determined, in accordance with their Employment Regulations to dismiss the Grantee by warning or disciplinary procedures; or

b)      There is any other reason similar to a).

Restriction of Transfer of Stock Acquisition Rights	Any assignment of stock acquisition rights shall be subject to approval by resolution adopted by the Board of Directors of the Company.

Substituted Payment	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—

(Notes)

100 shares will be issued per one stock acquisition right.

Resolved by the 104th General Shareholders’ Meeting on June 26, 2008

Stock Acquisition Rights No. 28

(As of December 31, 2009)

Number of Stock Acquisition Right	100,259(*)

Number of Stock Acquisition Right for Treasury (out of above number)	—

Type of Share under the Stock Acquisition Right	Common stock 1 unit is 100 shares

Number of Shares under the Stock Acquisition Rights	10,025,900

The Amount to be Paid upon Exercising the Stock Acquisition Right	¥1 per share

Exercise Period of the Stock Acquisition Right	From May 1, 2011 to April 30, 2016

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1 Capital Inclusion Price ¥295

Conditions to Exercise of Stock Acquisition Right

1.      No Stock Acquisition Right may be exercised partially.

2.      The Grantee maintains a position as an Executive or Employee of the Company or the Company’s Subsidiary during the period between the granting of the stock acquisition right and the commencement of the exercise period. The Grantee is deemed to maintain such a position as an Executive or Employee of the Company or the Company’s Subsidiary even where the Grantee loses such position as a result of the situations determined in terms of the options.

3.      A Grantee does not fall within either of the following cases at the commencement of the exercise period.

a)      The Company or a Company’s Subsidiary has determined, in accordance with their Employment Regulations to dismiss the Grantee by warning or disciplinary procedures; or

b)      There is any other reason similar to a).

Restriction of Transfer of Stock Acquisition Rights	Any assignment of stock acquisition rights shall be subject to approval by resolution adopted by the Board of Directors of the Company.

Substituted Payment	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—

(Notes)

100 shares will be issued per one stock acquisition right.

Stock Acquisition Rights No. 29

(As of December 31, 2009)

Number of Stock Acquisition Right	4,811(*)

Number of Stock Acquisition Right for Treasury (out of above number)	—

Type of Share under the Stock Acquisition Right	Common stock 1 unit is 100 shares

Number of Shares under the Stock Acquisition Rights	481,100

The Amount to be Paid upon Exercising the Stock Acquisition Right	¥1 per share

Exercise Period of the Stock Acquisition Right	From June 17, 2011 to June 16, 2016

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1 Capital Inclusion Price ¥409

Conditions to Exercise of Stock Acquisition Right

1.      No Stock Acquisition Right may be exercised partially.

2.      The Grantee maintains a position as an Executive or Employee of the Company or the Company’s Subsidiary during the period between the granting of the stock acquisition right and the commencement of the exercise period. The Grantee is deemed to maintain such a position as an Executive or Employee of the Company or the Company’s Subsidiary even where the Grantee loses such position as a result of the situations determined in terms of the options.

3.      A Grantee does not fall within either of the following cases at the commencement of the exercise period.

a)      The Company or a Company’s Subsidiary has determined, in accordance with their Employment Regulations to dismiss the Grantee by warning or disciplinary procedures; or

b)      There is any other reason similar to a).

Restriction of Transfer of Stock Acquisition Rights	Any assignment of stock acquisition rights shall be subject to approval by resolution adopted by the Board of Directors of the Company.

Substituted Payment	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—

(Notes)

100 shares will be issued per one stock acquisition right.

Resolved by the 104th General Shareholders’ Meeting on June 26, 2008

Stock Acquisition Rights No. 30

(As of December 31, 2009)

Number of Stock Acquisition Right	11,489(*)

Number of Stock Acquisition Right for Treasury (out of above number)	—

Type of Share under the Stock Acquisition Right	Common stock 1 unit is 100 shares

Number of Shares under the Stock Acquisition Rights	1,148,900

The Amount to be Paid upon Exercising the Stock Acquisition Right	¥1 per share

Exercise Period of the Stock Acquisition Right	From June 17, 2011 to June 16, 2016

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1 Capital Inclusion Price ¥409

Conditions to Exercise of Stock Acquisition Right

1.      No Stock Acquisition Right may be exercised partially.

2.      The Grantee maintains a position as an Executive or Employee of the Company or the Company’s Subsidiary during the period between the granting of the stock acquisition right and the commencement of the exercise period. The Grantee is deemed to maintain such a position as an Executive or Employee of the Company or the Company’s Subsidiary even where the Grantee loses such position as a result of the situations determined in terms of the options.

3.      A Grantee does not fall within either of the following cases at the commencement of the exercise period.

a)      The Company or a Company’s Subsidiary has determined, in accordance with their Employment Regulations to dismiss the Grantee by warning or disciplinary procedures; or

b)      There is any other reason similar to a).

Restriction of Transfer of Stock Acquisition Rights	Any assignment of stock acquisition rights shall be subject to approval by resolution adopted by the Board of Directors of the Company.

Substituted Payment	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—

(Notes)

100 shares will be issued per one stock acquisition right.

Stock Acquisition Rights No. 31

(As of December 31, 2009)

Number of Stock Acquisition Right	1,760(*1)

Number of Stock Acquisition Right for Treasury (out of above number)	—

Type of Share under the Stock Acquisition Right	Common stock 1 unit is 100 shares

Number of Shares under the Stock Acquisition Rights	176,000

The Amount to be Paid upon Exercising the Stock Acquisition Right(*2)	¥767 per share

Exercise Period of the Stock Acquisition Right	From August 6, 2011 to August 5, 2016

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥767 Capital Inclusion Price ¥470

Conditions to Exercise of Stock Acquisition Right

1.      No Stock Acquisition Right may be exercised partially.

2.      The Grantee maintains a position as an Executive or Employee of the Company or the Company’s Subsidiary during the period between the granting of the stock acquisition right and the exercise. The Grantee is deemed to maintain such a position as an Executive or Employee of the Company or the Company’s Subsidiary even where the Grantee loses such position as a result of the situations determined in terms of the options.

3.      A Grantee does not fall within either of the following cases at the time of exercising the stock acquisition right.

a)      The Company or a Company’s Subsidiary has determined, in accordance with their Employment Regulations to dismiss the Grantee by warning or disciplinary procedures; or

b)      There is any other reason similar to a).

Restriction of Transfer of Stock Acquisition Rights	Any assignment of stock acquisition rights shall be subject to approval by resolution adopted by the Board of Directors of the Company.

Substituted Payment	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—

(Notes)

1.	100 shares will be issued per one stock acquisition right.
2.	In the event that the shares are split or consolidated, the Exercise Price shall be adjusted in accordance with the following formula, and any fractions less than one (1) yen shall be rounded up to the nearest yen.

Adjusted Exercise Price = Exercise Price before Adjustment x	1
Ratio of Split or Consolidation

In the event that the Company offers for subscription of the issuance of the new shares of common stock or the disposal of treasury shares of common stock of the Company at a paid-in amount below the market price of the common stock of the Company which is used in the adjustment formula for the Exercise Price (excluding Stock Acquisition Rights (including those attached to bonds with stock subscription rights) which is able to request for the delivery of the common shares of the Company and any other securities or the conversion, replacement or the exercise of the Stock Acquisition Rights and any request for purchase of additional less-than-a-full-unit shares) or in the event of the shares with acquisition request right that the Company issues the common stock of the Company in exchange of its acquisition as prescribed at a compensation below the market price of the common stock of the Company which is used in the adjustment formula for the Exercise Price (including the grant without any consideration), or in the event that the Company issues the stock acquisition right which is able to request for the delivery of the common stock of the Company (including those attached to bonds with stock subscription rights) and any other securities or rights (including the grant without any consideration) at a compensation below the market price of the common stock of the Company which is used in the adjustment formula for the Exercise Price, the Exercise Price shall be adjusted in accordance with the following formula, and any fraction of less than one (1) yen resulting from the adjustment shall be rounded up to the nearest yen.

Adjusted Exercise Price	=	Exercise Price before Adjustment	x	Number of Outstanding Shares	+	Number of Newly Issued Shares and/or Treasury Shares Sold x Paid-in Amount Per Share
Market Price per Share
Number of (Outstanding + Newly Issued Shares and/or Treasury Shares Sold)

Resolved by the 105th General Shareholders’ Meeting on June 25, 2009

Stock Acquisition Rights No. 32

(As of December 31, 2009)

Number of Stock Acquisition Right	24,085(*1)

Number of Stock Acquisition Right for Treasury (out of above number)	—

Type of Share under the Stock Acquisition Right	Common stock 1 unit is 100 shares

Number of Shares under the Stock Acquisition Rights	2,408,500

The Amount to be Paid upon Exercising the Stock Acquisition Right(*2)	¥767 per share

Exercise Period of the Stock Acquisition Right	From August 6, 2011 to August 5, 2016

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥767 Capital Inclusion Price ¥470

Conditions to Exercise of Stock Acquisition Right

1.      No Stock Acquisition Right may be exercised partially.

2.      The Grantee maintains a position as an Executive or Employee of the Company or the Company’s Subsidiary during the period between the granting of the stock acquisition right and the exercise. The Grantee is deemed to maintain such a position as an Executive or Employee of the Company or the Company’s Subsidiary even where the Grantee loses such position as a result of the situations determined in terms of the options.

3.      A Grantee does not fall within either of the following cases at the time of exercising the stock acquisition right.

a)      The Company or a Company’s Subsidiary has determined, in accordance with their Employment Regulations to dismiss the Grantee by warning or disciplinary procedures; or

b)      There is any other reason similar to a).

Restriction of Transfer of Stock Acquisition Rights	Any assignment of stock acquisition rights shall be subject to approval by resolution adopted by the Board of Directors of the Company.

Substituted Payment	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—

(Notes)

1.	100 shares will be issued per one stock acquisition right.
2.	In the event that the shares are split or consolidated, the Exercise Price shall be adjusted in accordance with the following formula, and any fractions less than one (1) yen shall be rounded up to the nearest yen.

Adjusted Exercise Price = Exercise Price before Adjustment x	1
Ratio of Split or Consolidation

In the event that the Company offers for subscription of the issuance of the new shares of common stock or the disposal of treasury shares of common stock of the Company at a paid-in amount below the market price of the common stock of the Company which is used in the adjustment formula for the Exercise Price (excluding Stock Acquisition Rights (including those attached to bonds with stock subscription rights) which is able to request for the delivery of the common shares of the Company and any other securities or the conversion, replacement or the exercise of the Stock Acquisition Rights and any request for purchase of additional less-than-a-full-unit shares) or in the event of the shares with acquisition request right that the Company issues the common stock of the Company in exchange of its acquisition as prescribed at a compensation below the market price of the common stock of the Company which is used in the adjustment formula for the Exercise Price (including the grant without any consideration), or in the event that the Company issues the stock acquisition right which is able to request for the delivery of the common stock of the Company (including those attached to bonds with stock subscription rights) and any other securities or rights (including the grant without any consideration) at a compensation below the market price of the common stock of the Company which is used in the adjustment formula for the Exercise Price, the Exercise Price shall be adjusted in accordance with the following formula, and any fraction of less than one (1) yen resulting from the adjustment shall be rounded up to the nearest yen.

Adjusted Exercise Price	=	Exercise Price before Adjustment	x	Number of Outstanding Shares	+	Number of Newly Issued Shares and/or Treasury Shares Sold x Paid-in Amount Per Share
Market Price per Share
Number of (Outstanding + Newly Issued Shares and/or Treasury Shares Sold)

Resolved by the 105th General Shareholders’ Meeting on June 25, 2009

Stock Acquisition Rights No. 33

(As of December 31, 2009)

Number of Stock Acquisition Right	6,013(*)

Number of Stock Acquisition Right for Treasury (out of above number)	—

Type of Share under the Stock Acquisition Right	Common stock 1 unit is 100 shares

Number of Shares under the Stock Acquisition Rights	601,300

The Amount to be Paid upon Exercising the Stock Acquisition Right	¥1 per share

Exercise Period of the Stock Acquisition Right	From November 26, 2011 to November 25, 2016

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1 Capital Inclusion Price ¥297

Conditions to Exercise of Stock Acquisition Right	1. No Stock Acquisition Right may be exercised partially.

2.      The Grantee maintains a position as an Executive or Employee of the Company or the Company’s Subsidiary during the period between the granting of the stock acquisition right and the commencement of the exercise period. The Grantee is deemed to maintain such a position as an Executive or Employee of the Company or the Company’s Subsidiary even where the Grantee loses such position as a result of the situations determined in terms of the options.

3.      A Grantee does not fall within either of the following cases at the commencement of the exercise period.

a)      The Company or a Company’s Subsidiary has determined, in accordance with their Employment Regulations to dismiss the Grantee by warning or disciplinary procedures; or

b)      There is any other reason similar to a).

Restriction of Transfer of Stock Acquisition Rights	Any assignment of stock acquisition rights shall be subject to approval by resolution adopted by the Board of Directors of the Company.

Substituted Payment	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—

(Notes)

100 shares will be issued per one stock acquisition right.

(3) Rights plan

Not applicable

(4) Changes in Issued Shares, Shareholders’ Equity, etc.

Date	Increase/Decrease of Issued Shares	Total Issued Shares	Increase/Decrease of Shareholders’ Equity (thousand Yen)	Shareholders’ Equity (thousand Yen)	Increase/Decrease of Additional paid-in capital (thousand Yen)	Additional paid-in capital (thousand Yen)
October 14, 2009(*1)	766,000,000	3,598,914,058	208,474,560	567,739,412	208,474,560	497,443,888
October 28, 2009(*2)	34,000,000	3,632,914,058	9,253,440	576,992,852	9,253,440	506,697,328
From October 1, 2009 to December 31, 2009(*3)	86,219,183	3,719,133,241	17,500,000	594,492,852	17,500,000	524,197,328

(Notes)

1	Public Offering: issued 766,000,000 shares, issue price 568 yen per share, paid in amount 544.32 yen per share, amount applied to stated capital 272.16 yen per share.
2	Third-Party Allotment (by way of over-allotment): issued 34,000,000 shares, paid in amount 544.32 yen per share, amount applied to stated capital 272.16 yen per share, allotted to Mitsubishi UFJ Securities Co., Ltd.
3	Increase is caused by conversion of convertible bonds into common shares.

(5) Major Shareholders

According to the register of shareholders as of December 31, 2009, The Chase Manhattan Bank 385036, Japan Trustee Services Bank, Ltd. (Trust Account 4) and Kawasaki Gakuen are not Major Shareholders, which were Major Shareholders as of September 30, 2009. JP Morgan Chase Bank 380055, State Street Bank and Trust Company and Morgan Stanley & Co. Inc became the Major Shareholders as of December 31, 2009.

Name	Address	Shares Held (thousand shares)	Percentage of Issued Shares (%)
JP Morgan Chase Bank 380055	270 Park Avenue, New York, New York, U.S.A.	78,393	2.11
State Street Bank and Trust Company	Boston, Massachusetts, U.S.A.	66,343	1.78
Morgan Stanley & Co. Inc	1585 Broadway, New York, New York, U.S.A.	44,773	1.20

Fidelity Investments Japan Limited and their group company (“Fidelity Group”) submitted Major Shareholding Report (Change report) on October 21, 2009, and reported that they have shares of the Company as of October 15, 2009. However, the Company could not confirm the number of Fidelity Group’s holding shares as of December 31, 2009.

The following table shows a summary of the Major Shareholding Report (Change report) on October 21, 2009.

Name	Address	Shares Held (thousand shares)	Percentage of Issued Shares (%)
Fidelity Investments Japan Limited	4-3-1, Toranomon, Shiroyama Trust Tower, Minato-Ku, Tokyo Japan	66,459	1.86
FMR LLC	82 Devonshire Street, Boston, Massachusetts, U.S.A.	91,014	2.55

Total		157,473	4.41

The following table shows our major shareholders as of December 31, 2009.

		As of December 31, 2009
Name	Address	Shares Held (thousand shares)	Percentage of Issued Shares (%)
Japan Trustee Services Bank, Ltd. (Trust Account)	1-8-11, Harumi, Chuo-Ku, Tokyo, Japan	214,797	5.78
The Master Trust Bank of Japan, Ltd. (Trust Account)	2-11-3, Hamamatsu-cho, Minato-Ku, Tokyo, Japan	197,039	5.30
The Chase Manhattan Bank N.A. London S.L. Omnibus Account	Woolgate House, Coleman Street, London, England	86,564	2.33
JP Morgan Chase Bank 380055	270 Park Avenue, New York, New York, U.S.A.	78,393	2.11
State Street Bank and Trust Company	Boston, Massachusetts, U.S.A.	66,343	1.78
The Bank of New York Mellon as Depositary Bank for DR Holders	c/o The Bank of New York Mellon 101 Barclays Street, New York, New York, U.S.A.	60,930	1.64
Morgan Stanley & Co. Inc	1585 Broadway, New York, New York, U.S.A.	44,773	1.20
Japan Trustee Services Bank, Ltd. (Trust Account 9)	1-8-11, Harumi, Chuo-Ku, Tokyo, Japan	41,838	1.12
OD05 Omnibus China Treaty 808150	338 Pitt Street, Sydney, NSW Australia	41,637	1.12
State Street Bank and Trust Company 505225	Boston, Massachusetts, U.S.A.	38,593	1.04

Total		870,906	23.42

(Notes)

The Company has 49,889 thousand shares of treasury stock as of December 31, 2009 which is not included in the Major Shareholders list above.

(6) Voting Rights

A. Outstanding Shares

As of December 31, 2009
	Number of Shares		Number of Votes	Description
Stock without voting right	—		—	—
Stock with limited voting right (Treasury stocks, etc.)	—		—	—
Stock with limited voting right (Others)	—		—	—
Stock with full voting right (Treasury stocks, etc.)	(Treasury Stocks	)	—	—
	Common stock 49,889,300 (Crossholding Stocks	)	—	—
Common stock 3,000,000
Stock with full voting right (Others)	Common stock 3,664,302,200		36,643,022	—
Shares less than 1 unit	Common stock 1,941,741		—	Shares less than 1 unit (100 shares)

Total Shares Issued	3,719,133,241		—	—

Voting Rights of Total Shareholders	—		36,643,022	—

(Note)

2,000 shares held by Japan Securities Depository Center, Inc. are included in Stock with full voting right (Others). 35 treasury stocks are included in Shares less than 1 unit.

B. Treasury Stocks

		As of December 31, 2009
Name	Address	Directly held shares	Indirectly held shares	Total	Percentage of Issued Shares (%)
(Treasury Stocks)
Nomura Holdings, Inc.	1-9-1, Nihonbashi, Chuo-Ku, Tokyo, Japan	49,889,300	—	49,889,300	1.34
(Crossholding Stocks)
JAFCO Co., Ltd.	1-8-2, Marunouchi, Chiyoda-Ku, Tokyo, Japan	2,000,000	—	2,000,000	0.05
Nomura Research Institute, Ltd.	1-6-5, Marunouchi, Chiyoda-Ku, Tokyo, Japan	1,000,000	—	1,000,000	0.03

Total	—	52,889,300	—	52,889,300	1.42

2. Share Price History

Highs and Lows

Month	April, 2009	May, 2009	June, 2009	July, 2009	August, 2009	September, 2009	October 2009	November, 2009	December, 2009
High (Yen)	649	734	934	838	850	826	691	650	717
Low (Yen)	498	589	712	668	770	522	515	578	612

(Note) Prices on the First Section of Tokyo Stock Exchange.

Item 5. Financial Information

1	Preparation Method of Consolidated Financial Statements

(1)	Pursuant to the Supplementary Provision Section 6 of “Cabinet Office Order to Amend Certain Provisions of Regulations Concerning the Terminology, Forms and Preparation Methods of Consolidated Financial Statements” (Cabinet Office Ordinance No. 73, 2009) and Section 93 of “Regulations Concerning the Terminology, Forms and Preparation Methods of Quarterly Consolidated Financial Statements” (Cabinet Office Ordinance No. 64, 2007) prior to its amendment, the consolidated financial statements have been prepared in accordance with accounting principles, procedures, and disclosures which are required in order to issue American Depositary Shares, i.e., the accounting principles generally accepted in the United States of America.

(2)	The consolidated financial statements have been prepared by making necessary adjustments to the financial statements of each consolidated company which were prepared in accordance with the accounting principles generally accepted in each country. Such adjustments have been made to comply with the principles noted in (1) above.

2	Quarterly Review Certificate

Under articles No.193-2 Section 1 of the Financial Instruments and Exchange Act, Ernst & Young ShinNihon LLC performed quarterly reviews of the consolidated financial statements for the three and nine months ended December 31, 2008 and for the three and nine months ended December 31, 2009.

<Note>

Although Ernst & Young ShinNihon LLC reported that they applied limited procedures in accordance with professional standards in Japan on the interim consolidated financial statements, prepared in Japanese, for the three and nine months ended December 31, 2008 and for the three and nine months ended December 31, 2009, they have not performed any such limited procedures nor have they performed an audit on the English translated version of the consolidated financial statements for the above-mentioned periods which are included in this current report on Form 6-K.

1.  Consolidated Financial Statements

(1) Consolidated Balance Sheets (UNAUDITED)

	Notes	Millions of yen
		December 31, 2009	March 31, 2009
ASSETS
Cash and cash deposits:
Cash and cash equivalents		¥545,423	¥613,566
Time deposits		153,793	537,084
Deposits with stock exchanges and other segregated cash		129,908	272,059

		829,124	1,422,709

Loans and receivables:
Loans receivable (including ¥401,715 million and ¥12,431 million measured at fair value by applying fair value option at December 31, 2009 and at March 31, 2009)	*3	997,410	519,179
Receivables from customers		54,537	23,619
Receivables from other than customers		719,860	1,103,974
Allowance for doubtful accounts		(6,828)	(3,765)

		1,764,979	1,643,007

Collateralized agreements:
Securities purchased under agreements to resell		6,521,674	2,657,151
Securities borrowed		4,954,722	5,755,467

		11,476,396	8,412,618

Trading assets and private equity investments:
Trading assets (including securities pledged as collateral of ¥3,658,417 million at December 31, 2009 and ¥2,851,759 million at March 31, 2009; including ¥17,096 million and ¥21,189 million measured at fair value by applying fair value option at December 31, 2009 and at March 31, 2009)	*3,4	13,611,855	11,348,747
Private equity investments (including ¥62,068 million measured at fair value by applying fair value option at December 31, 2009 and ¥62,108 million at March 31, 2009)	*3	323,717	323,865

		13,935,572	11,672,612

Other assets:
Office buildings, land, equipment and facilities (net of accumulated depreciation and amortization of ¥244,562 million at December 31, 2009 and ¥225,475 million at March 31, 2009)		364,968	357,256
Non-trading debt securities	*3	291,609	244,027
Investments in equity securities	*3	120,044	118,902
Investments in and advances to affiliated companies		248,883	243,474
Other	*3,8	778,055	723,243

		1,803,559	1,686,902

Total assets		¥29,809,630	¥24,837,848

(1) Consolidated Balance Sheets (UNAUDITED)

	Notes	Millions of yen
		December 31, 2009	March 31, 2009
LIABILITIES AND EQUITY
Short-term borrowings (including ¥113,565 million and ¥36,304 million measured at fair value by applying fair value option at December 31, 2009 and at March 31, 2009)	*3	¥1,236,673	¥1,183,374
Payables and deposits:
Payables to customers		316,495	403,797
Payables to other than customers		579,203	398,187
Deposits received at banks		449,603	440,334

		1,345,301	1,242,318

Collateralized financing:
Securities sold under agreements to repurchase		7,602,227	5,000,787
Securities loaned		1,565,080	2,243,152
Other secured borrowings		1,095,365	2,914,015

		10,262,672	10,157,954

Trading liabilities	*3,4	7,584,656	4,752,054
Other liabilities	*3,8	614,946	467,574
Long-term borrowings (including ¥1,664,011 million and ¥913,790 million measured at fair value by applying fair value option at December 31, 2009 and at March 31, 2009)	*3	6,642,077	5,483,028

Total liabilities		27,686,325	23,286,302

Commitments and contingencies	*13
Equity
NHI shareholders’ equity:
Common stock
No par value share;
Authorized—6,000,000,000 shares at December 31, 2009 and March 31, 2009
Issued—3,719,133,241 shares at December 31, 2009 and 2,661,092,760 shares at March 31, 2009
Outstanding—3,668,113,115 shares at December 31, 2009 and 2,604,779,843 shares at March 31, 2009		594,493	321,765
Additional paid-in capital		635,509	374,413
Retained earnings		1,070,463	1,038,557
Accumulated other comprehensive income (loss)		(120,958)	(118,437)

		2,179,507	1,616,298
Common stock held in treasury, at cost—51,020,126 shares and 56,312,917 shares at December 31, 2009 and March 31, 2009, respectively		(69,739)	(76,902)

Total NHI shareholders’ equity		2,109,768	1,539,396

Noncontrolling interests		13,537	12,150
Total equity		2,123,305	1,551,546

Total liabilities and equity		¥29,809,630	¥24,837,848

Notes:

(1)	Noncontrolling interests, which were previously included in Other liabilities, are classified as Equity in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification™ (“ASC”) 810 “Consolidation” (“updated noncontrolling interests guidance”).
(2)	Certain reclassifications of previously reported amounts have been made to conform to the current year presentation.

The accompanying notes are an integral part of these consolidated financial statements.

(2) Consolidated Statements of Operations (UNAUDITED)

		Millions of yen
	Notes	Nine months ended December 31, 2008	Nine months ended December 31, 2009
Revenue:
Commissions		¥240,457	¥298,512
Fees from investment banking		43,111	89,825
Asset management and portfolio service fees		114,600	98,582
Net gain (loss) on trading		(145,018)	336,100
Gain (loss) on private equity investments		(39,278)	2,236
Interest and dividends		290,849	179,402
Gain (loss) on investments in equity securities		(21,778)	3,666
Other		35,375	32,330

Total revenue		518,318	1,040,653
Interest expense		304,912	167,731

Net revenue		213,406	872,922

Non-interest expenses:
Compensation and benefits		329,831	410,953
Commissions and floor brokerage		56,538	64,671
Information processing and communications		108,829	128,003
Occupancy and related depreciation		56,293	65,888
Business development expenses		23,074	19,180
Other		192,185	107,557

		766,750	796,252

Income (loss) before income taxes		(553,344)	76,670
Income tax expense	*11	(60,789)	27,374

Net income (loss)		(492,555)	49,296

Less: Net income (loss) attributable to noncontrolling interests		(197)	(75)

Net income (loss) attributable to NHI		¥(492,358)	¥49,371

		Yen	Yen
	Notes	Nine months ended December 31, 2008	Nine months ended December 31, 2009
Per share of common stock:	*9
Basic—
Net income (loss) attributable to NHI common shareholders		(257.98)	16.74
Diluted—
Net income (loss) attributable to NHI common shareholders		(258.62)	16.67

Notes:

(1)	Net income (loss) is net income (loss) before subtracting Net income (loss) attributable to noncontrolling interests in accordance with the updated noncontrolling interests guidance. Also, Net income (loss) attributable to NHI was previously reported as Net income (loss).
(2)	Certain reclassifications of previously reported amounts have been made to conform to the current year presentation.

The accompanying notes are an integral part of these consolidated financial statements.

		Millions of yen
	Notes	Three months ended December 31, 2008	Three months ended December 31, 2009
Revenue:
Commissions		¥73,373	¥101,050
Fees from investment banking		19,678	44,516
Asset management and portfolio service fees		29,410	34,235
Net gain (loss) on trading		(134,518)	66,481
Gain (loss) on private equity investments		(24,782)	2,342
Interest and dividends		45,899	67,414
Loss on investments in equity securities		(12,938)	(3,827)
Other		6,588	9,377

Total revenue		2,710	321,588
Interest expense		52,456	47,050

Net revenue		(49,746)	274,538

Non-interest expenses:
Compensation and benefits		161,823	126,239
Commissions and floor brokerage		17,561	22,922
Information processing and communications		40,838	43,919
Occupancy and related depreciation		23,245	21,298
Business development expenses		8,123	6,544
Other		98,274	35,659

		349,864	256,581

Income (loss) before income taxes		(399,610)	17,957
Income tax expense	*11	(56,648)	7,745

Net income (loss)		(342,962)	10,212

Less: Net income (loss) attributable to noncontrolling interests		(68)	(24)

Net income (loss) attributable to NHI		¥(342,894)	¥10,236

		Yen	Yen
	Notes	Three months ended December 31, 2008	Three months ended December 31, 2009
Per share of common stock:	*9
Basic—
Net income (loss) attributable to NHI common shareholders		(179.62)	2.91
Diluted—
Net income (loss) attributable to NHI common shareholders		(180.97)	2.89

Notes:

(1)	Net income (loss) is net income (loss) before subtracting Net income (loss) attributable to noncontrolling interests in accordance with the updated noncontrolling interests guidance. Also, Net income (loss) attributable to NHI was previously reported as Net income (loss).
(2)	Certain reclassifications of previously reported amounts have been made to conform to the current year presentation.

The accompanying notes are an integral part of these consolidated financial statements.

(3) Consolidated Statements of Changes in Equity (UNAUDITED)

	Millions of yen
	Nine months ended December 31, 2008	Nine months ended December 31, 2009
Common Stock
Balance at beginning of year	¥182,800	¥321,765
Issuance of common stock	—	217,728
Conversion of convertible bonds	—	55,000

Balance at end of the period	182,800	594,493

Additional paid-in capital
Balance at beginning of year	177,227	374,413
Issuance of common stock	—	228,934
Conversion of convertible bonds	—	55,000
Gain on sales of treasury stock	2,257	4,816
Issuance and exercise of common stock options	6,439	(3,670)
Adjustments to initially apply “Contracts in entity’s own equity”	—	(26,923)
Beneficial conversion feature relating to (subordinated) convertible bond	—	2,959
Sale of subsidiary shares to noncontrolling interests	—	555
Other net change in additional paid-in capital	—	(575)

Balance at end of the period	185,923	635,509

Retained earnings
Balance at beginning of year	1,779,783	1,038,557
Net income (loss) attributable to NHI(2)	(492,358)	49,371
Cash dividends(4)	(48,675)	(11,126)
Adjustments to initially apply “Fair value measurements”	10,383	—
Adjustments to initially apply “The fair value option”	5,258	—
Adjustments to initially apply “Contracts in entity’s own equity”	—	(6,339)

Balance at end of the period	1,254,391	1,070,463

Accumulated other comprehensive income (loss):
Cumulative translation adjustments
Balance at beginning of year	(28,416)	(73,469)
Net change during the period	(56,929)	(2,753)

Balance at end of the period	(85,345)	(76,222)

Defined benefit pension plans
Balance at beginning of year	(42,695)	(44,968)
Pension liability adjustment	1,359	232

Balance at end of the period	(41,336)	(44,736)

Balance at end of the period	(126,681)	(120,958)

Common stock held in treasury
Balance at beginning of year	(80,575)	(76,902)
Repurchases of common stock	(86)	(13)
Sales of common stock	60	11
Common stock issued to employees	3,239	7,099
Other net change in treasury stock	(68)	66

Balance at end of the period	(77,430)	(69,739)

Total NHI shareholders’ equity
Balance at end of period	1,419,003	2,109,768

Noncontrolling interests
Balance at beginning of year	12,978	12,150
Cash dividends	(90)	(51)
Net income (loss) attributable to noncontrolling interests	(197)	(75)
Accumulated other comprehensive income (loss) attributable to noncontrolling interests
Cumulative translation adjustments	(2,130)	(53)
Sale of subsidiary shares to noncontrolling interests	2,490	(1,112)
Net change during the year	(1,695)	2,678

Balance at end of the period	11,356	13,537

Total equity
Balance at end of the period	¥1,430,359	¥2,123,305

Notes:

(1)	Noncontrolling interests, which were previously included in Other liabilities, are classified as Equity in accordance with the updated noncontrolling interests guidance.
(2)	Net income (loss) attributable to NHI was previously reported as Net income (loss).
(3)	Certain reclassifications of previously reported amounts have been made to conform to the current year presentation.

(4) Dividends per share	Nine months ended December 31, 2008	¥25.50	Three months ended December 31, 2008	¥8.50
	Nine months ended December 31, 2009	¥4.00	Three months ended December 31, 2009	¥0.00

The accompanying notes are an integral part of these consolidated financial statements.

(4) Consolidated Statements of Comprehensive Income (UNAUDITED)

	Millions of yen
	Nine months ended December 31, 2008	Nine months ended December 31, 2009
Net income (loss)	¥(492,555)	¥49,296
Other comprehensive income (loss):
Change in cumulative translation adjustments, net of tax	(59,059)	(2,806)
Defined benefit pension plans:
Pension liability adjustment	2,125	409
Deferred income taxes	(766)	(177)

Total	1,359	232

Total other comprehensive income (loss)	(57,700)	(2,574)

Comprehensive income (loss)	(550,255)	46,722
Less: Comprehensive income (loss) attributable to noncontrolling interests in subsidiary	(2,327)	(128)
Comprehensive income (loss) attributable to NHI shareholders	¥(547,928)	¥46,850

Notes:

(1)	Comprehensive income (loss) is comprehensive income (loss) before subtracting Comprehensive income (loss) attributable to noncontrolling interests in accordance with the updated noncontrolling interests guidance. Also, Comprehensive income (loss) attributable to NHI was previously reported as Comprehensive income (loss).
(2)	Certain reclassifications of previously reported amounts have been made to conform to the current year presentation.

The accompanying notes are an integral part of these consolidated financial statements.

	Millions of yen
	Three months ended December 31, 2008	Three months ended December 31, 2009
Net income (loss)	¥(342,962)	¥10,212
Other comprehensive income (loss):
Change in cumulative translation adjustments, net of tax	(38,993)	(3,487)
Defined benefit pension plans:
Pension liability adjustment	1,318	509
Deferred income taxes	(455)	(212)

Total	863	297

Total other comprehensive income (loss)	(38,130)	(3,190)

Comprehensive income (loss)	(381,092)	7,022
Less: Comprehensive income (loss) attributable to noncontrolling interests in subsidiary	(2,012)	224
Comprehensive income (loss) attributable to NHI shareholders	¥(379,080)	¥6,798

Notes:

(1)	Comprehensive income (loss) is comprehensive income (loss) before subtracting Comprehensive income (loss) attributable to noncontrolling interests in accordance with the updated noncontrolling interests guidance. Also, Comprehensive income (loss) attributable to NHI was previously reported as Comprehensive income (loss).
(2)	Certain reclassifications of previously reported amounts have been made to conform to the current year presentation.

The accompanying notes are an integral part of these consolidated financial statements.

(5) Consolidated Statements of Cash Flows (UNAUDITED)

	Millions of yen
	Nine months ended December 31, 2008	Nine months ended December 31, 2009
Cash flows from operating activities:
Net income (loss)	¥(492,555)	¥49,296
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation and amortization	54,423	53,413
(Gain) loss on investments in equity securities	21,778	(3,666)
Deferred income taxes	(75,575)	(35,374)
Changes in operating assets and liabilities:
Time deposits	(266,423)	395,766
Deposits with stock exchanges and other segregated cash	(65,064)	150,850
Trading assets and private equity investments	(1,884,719)	(2,071,776)
Trading liabilities	985,055	2,812,201
Securities purchased under agreements to resell, net of securities sold under agreements to repurchase	970,545	(1,303,774)
Securities borrowed, net of securities loaned	1,969,115	121,996
Other secured borrowings	(1,567,585)	(1,818,650)
Loans and receivables, net of allowance for doubtful accounts	(1,034,343)	100,152
Payables	403,606	(52,928)
Accrued income taxes, net	(74,979)	110,083
Other, net	794,017	114,808

Net cash used in operating activities	¥(262,704)	¥(1,377,603)

Cash flows from investing activities:
Payments for purchases of office buildings, land, equipment and facilities	¥(54,665)	¥(49,977)
Proceeds from sales of office buildings, land, equipment and facilities	65	209
Payments for purchases of investments in equity securities	(4,180)	(1,738)
Proceeds from sales of investments in equity securities	1,404	865
Increase in loans receivable at banks, net	(5,025)	(69,299)
Increase in non-trading debt securities, net	(29,825)	(48,689)
Other, net	(36,307)	(14,353)

Net cash used in investing activities	¥(128,533)	¥(182,982)

Cash flows from financing activities:
Increase in long-term borrowings	¥1,802,281	¥2,169,271
Decrease in long-term borrowings	(861,458)	(1,179,217)
Increase (decrease) in short-term borrowings, net	(441,639)	52,934
Increase in deposits received at banks, net	22,002	3,298
Proceeds from issuance of common stock	—	446,662
Proceeds from sales of common stock	62	9
Payments for repurchases of common stock	(86)	(13)
Payments for cash dividends	(48,686)	(11,130)
Proceeds from issuances of stock by a subsidiary	2,433	2,423

Net cash provided by financing activities	¥474,909	¥1,484,237

Effect of exchange rate changes on cash and cash equivalents	¥(67,821)	¥8,205

Net increase (decrease) in cash and cash equivalents	¥15,851	¥(68,143)
Cash and cash equivalents at beginning of the period	507,236	613,566

Cash and cash equivalents at end of the period	¥523,087	¥545,423

Supplemental information:
Cash paid during the period for—
Interest	¥344,679	¥185,292
Income tax payments (refunds), net	¥89,765	¥(61,033)
Non cash activities—

Business acquisitions: During the nine months ended December 31, 2008, assets acquired, excluding Cash and cash equivalents, and debt assumed were ¥ 61,477 million and ¥29,346 million. During the nine months ended December 31, 2009, assets acquired, excluding Cash and cash equivalents, and debt assumed were ¥15,557 million and ¥1,576 million.

Conversion of convertible bonds: During the nine months ended December 31, 2009, convertible bonds were exercised at the amount of ¥110,000 million. Accordingly, Common stock increased by ¥55,000 million and Additional paid-in capital increased by ¥55,000 million.

Notes:

(1)	Net income (loss) is net income (loss) before subtracting Net income (loss) attributable to noncontrolling interests in accordance with the updated noncontrolling interests guidance.
(2)	Certain reclassifications of previously reported amounts have been made to conform to the current year presentation.

The accompanying notes are an integral part of these consolidated financial statements.

[Notes to the Consolidated Financial Statements (UNAUDITED)]

1. Basis of accounting:

In December 2001, Nomura Holdings, Inc. (“Company”) filed a registration statement, in accordance with the Securities Exchange Act of 1934, with the United States Securities and Exchange Commission (“SEC”) in order to list its American Depositary Shares (“ADS”) on the New York Stock Exchange. Since then, the Company has an obligation to file an annual report, Form 20-F, with the SEC in accordance with the Securities Exchange Act of 1934.

Accordingly, the quarterly consolidated financial statements, have been prepared in accordance with the accounting principles, procedures, and disclosures required in conjunction with an issuance of ADS, i.e., the accounting principles generally accepted in the United States of America (“U.S. GAAP”) pursuant to the Supplementary Provision Section 6 of “Cabinet Office Order to Amend Certain Provisions of Regulations Concerning the Terminology, Forms and Preparation Methods of Consolidated Financial Statements” (Cabinet Office Ordinance No. 73, 2009), issued by Cabinet Office, Government of Japan, and Section 93 of “Regulations Concerning the Terminology, Forms and Preparation Methods of Quarterly Consolidated Financial Statements” (Cabinet Office Ordinance No. 64, 2007) prior to its amendment.

Effective July 1, 2009, Nomura adopted the Financial Accounting Standards Board (“FASB”) Accounting Standard Codification™ (“Codification” or “ASC”) which became the sole source of authoritative U.S. GAAP. All references to US GAAP pronouncements within these consolidated financial statements have been replaced with the relevant Codification references. See Note 2 “Changes in accounting policies and new accounting pronouncements” for further discussion on the Codification.

The following paragraphs describe the major differences between U.S. GAAP applied by the Company and its consolidated entities (collectively referred to as “Nomura”) and accounting principles generally accepted in Japan (“Japanese GAAP”) for the three months as well as nine month ended December 31, 2009. Where the impact of the difference is significant, the effect on Income (loss) before income taxes pursuant to Japanese GAAP is quantified.

Scope of consolidation—

Under U.S. GAAP, the scope of consolidation is mainly determined by the ownership of a majority of the voting interest in an entity or by the identification of a primary beneficiary. Under Japanese GAAP, the scope of consolidation is primarily determined by both ownership level of voting interest and the “Financial controlling model”, which is a model taking into account factors other than the ownership level of voting interest in an entity.

In addition, under U.S. GAAP, certain entities in which Nomura has a financial interest meet the definition of investment companies. These entities carry all of their investments at fair value, with changes in fair value recognized through the consolidated statement of operations. Under Japanese GAAP, under situations such as where a venture capital holds other companies’ shares for trading and investment promotion purposes, such companies are not considered as subsidiaries even if such shareholding otherwise meets the control criteria.

Unrealized gains and losses on investments in equity securities—

Under U.S. GAAP applicable to broker-dealers, minority investments in equity securities are measured at fair value with changes in fair value recognized in the consolidated statements of operations. Under Japanese GAAP, these investments are also measured at fair value, but unrealized gains and losses, net of applicable income taxes, are reported in a separate component of net assets. Income (loss) before income taxes prepared under Japanese GAAP, therefore, does not reflect ¥19,181 million (loss) and ¥4,016 million (profit) for the nine months ended December 31, 2008 and 2009, respectively, and ¥11,552 million (loss) and ¥3,892 million (loss) for three months ended December 31, 2008 and 2009, respectively.

Unrealized gains and losses on non-trading debt securities—

Under U.S. GAAP for broker-dealers, unrealized gains and losses on non-trading debt securities are measured at fair value with changes in fair value recognized in the consolidated statements of operations. Under Japanese GAAP, unrealized gains and losses on non-trading debt securities, net of applicable income taxes, are reported in a separate component of net assets.

Retirement and severance benefit—

Under U.S. GAAP, gains or losses resulting from either experience that is different from an actuarial assumption or a change in assumption is amortized over the average remaining service period of employees when such gain or loss at the beginning of the year exceeds the “Corridor” which is defined as 10% of the larger of projected benefit obligation or the fair value of plan assets. Further, U.S. GAAP requires recognition of the funded status of postretirement plans as an asset or a liability, measured as the difference between the fair value of the plan asset and the benefit obligation. Under Japanese GAAP, the gain or loss is amortized over a certain period regardless of the Corridor.

Amortization of goodwill—

Under U.S. GAAP, goodwill must not be amortized and must be tested for impairment periodically. Under Japanese GAAP, goodwill must be amortized over certain periods within 20 years based on the straight-line method. Therefore, the difference compared with Japanese GAAP has an impact of ¥213 million (profit) and ¥4,878 million (profit) for the nine months ended December 31, 2008 and 2009, and ¥1,306 million (profit) and ¥1,606 million (profit) for the three months ended December 31, 2008 and 2009 on Income (loss) before income taxes, respectively.

Changes in the fair value of derivative contracts—

Under U.S. GAAP, all derivative contracts, including derivative contracts that have been designated as hedges to specific assets or specific liabilities, are valued at fair value, and changes in the fair value of derivative contracts are recognized in the statements of operations or other comprehensive income. Under Japanese GAAP, derivative contracts that have been entered into for hedging purposes are valued at fair value and changes in the fair value of derivative contracts are recognized in net assets.

Fair value for financial assets and financial liabilities—

Under U.S. GAAP, the fair value option may be elected for eligible financial assets and liabilities which are otherwise not to be measured at fair value (“the fair value option”). If an entity elects the fair value option, changes in the fair value in subsequent reporting periods must be recognized through earnings. Under Japanese GAAP, the fair value option is not permitted. Therefore, under Japanese GAAP, Income (loss) before income taxes does not reflect ¥24,055 million (profit) and ¥4,176 million (loss) for the nine months ended December 31, 2008 and 2009, and ¥8,781 million (profit) and ¥518 million (profit) for the three months ended December 31, 2008 and 2009, respectively. In addition, non-marketable stocks which are valued at fair value in the consolidated financial statements shall be valued at cost except in case of impairment loss recognition under Japanese GAAP.

Offsetting of amounts related to certain contracts—

U.S. GAAP allows an entity that is party to a master netting arrangement to offset fair value amounts recognized for the right to reclaim cash collateral (a receivable) or the obligation to return cash collateral (a payable) against fair value amounts recognized for derivative instruments that have been offset under the same master netting arrangement. Japanese GAAP does not allow such offsetting of amounts.

Stock issuance costs—

Under Japanese GAAP, the paid in amount before deduction of stock issuance costs is recorded as capital and the stock issuance costs are either immediately expensed at once or capitalized as deferred asset and amortized over up to three years. Under U.S. GAAP, the stock issuances costs are deducted and the net amount is recorded as capital.

Convertible bonds—

Under U.S. GAAP, if an embedded derivative contained in a convertible bond is indexed to the issuing entity’s own stock, such embedded derivative is not bifurcated from the host bond and the entire bond together with such embedded derivative is recorded as a liability; and if an embedded derivative is not considered as indexed to its own stock, the derivative component must be bifurcated. If the conversion price is lower than the market price at the bond issuance, the intrinsic value of such a conversion feature is valued separately from the host bond and recorded in Additional-paid-in capital, and the difference from the bond’s redemption amount is amortized over the life of the bond and recorded as an interest expense. Under Japanese GAAP, the convertible bond proceeds can be treated as the straight bond issuance where the entire proceeds covering both the value of the convertible feature and the value of the host bond are recorded entirely (“whole method”), or alternatively, the value of conversion feature is separated from the value of the host bond upon the convertible bond issuance and the portion of bond proceeds applicable to the value of bond is accounted for in accordance with the straight bond issuance and the value of the convertible feature is recorded as “stock acquisition rights” in net assets (“separation method”).

Accounting for change in controlling interest in consolidated subsidiary’s shares—

Under U.S. GAAP, when the parent’s ownership interest decreases as a result of sales of the subsidiary’s common shares by the parent and such subsidiary becomes an equity method investee, the parent’s remaining investment in the former subsidiary is measured at fair value as of the date of loss of controlling interest and the related valuation gain or loss is recognized. Under Japanese GAAP, the remaining investment on the parent’s consolidated balance sheet is computed as the investment valuation amount computed under the equity method of accounting, which is equal to the sum of the carrying amount of investment in the equity method investee recorded in the parent’s stand-alone balance sheet and the result derived via multiplying the adjustments to such investment recorded during the period from the initial date of acquisition of subsidiary to the date of loss of control by the ratio of the remaining share holding percentage against the holding percentage prior to the loss of control.

2. Changes in accounting policies and new accounting pronouncements:

Changes in accounting policies-

Reference to U.S. GAAP

Effective from the financial quarter commenced on July 1, 2009, Nomura adopted the FASB Codification as required by ASC 105 “Generally Accepted Accounting Principles” (“ASC 105”) and Accounting Standards Updates (“ASU”) 2009-01 “Topic 105—Generally Accepted Accounting Principles” (formerly FASB Statement of Financial Accounting Standards (“SFAS”) No. 168 ) (“ASU 2009-01”). Prior accounting pronouncements have been reformatted into the Codification, which is now the sole source of authoritative U.S. GAAP. As required by the Codification, all references to U.S. GAAP pronouncements have been replaced with the relevant Codification references. For ease of understanding, all new ASC topics and/or subtopic references and pre-Codification technical references if applicable are included below. See below “Codification of U.S. GAAP” for further information.

The following new accounting pronouncements relevant to Nomura have been adopted during the three months ended December 31, 2009:

Valuation methodology for investments in certain entities that calculate net asset value per share

In September 2009, the FASB issued ASU No. 2009-12 “Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)” (“ASU 2009-12”). The amendment to ASC 820 made by ASU 2009-12 may affect determination of fair value for non-consolidated investments in most entities that calculate a net asset value (“NAV”) per share or unit. ASU 2009-12 permits measurement of fair value of an investment that is within scope on the basis of NAV per share as a practical expedient if certain criteria are met. ASU 2009-12 only applies to investments in investment companies and similar entities which do not have a readily determinable fair value. It also provides additional guidance regarding how such investments should be classified in fair value hierarchy disclosures and requires additional detailed disclosure irrespective of whether the practical expedient is used. ASU 2009-12 is effective for interim and annual periods ending after December 15, 2009 with early adoption permitted in certain circumstances. Nomura has adopted ASU 2009-12 for the quarter ended on December 31, 2009 and has provided relevant disclosures herein.

Measuring liabilities at fair value

In August 2009, the FASB issued ASU No. 2009-05, “Measuring Liabilities at Fair Value” (“ASU 2009-05”), which provides new guidance for determining the fair value of both financial and non-financial liabilities, when a fair value measurement is used. It provides valuation methods and a hierarchy for their use and clarifies that restrictions preventing the transfer of a liability should not be considered as a separate input or adjustment in the measurement of fair value. ASU 2009-05 is effective for the first reporting period beginning after August 2009, with early adoption permitted for financial statements not yet issued when ASU 2009-05 was finalized. Nomura adopted ASU 2009-05 on October 1, 2009 and now uses the hierarchy in the valuation of financial liabilities such as structured notes elected for the fair value option. Adoption of ASU 2009-05 did not have a material impact on these consolidated financial statements.

Decrease in ownership interests in subsidiaries

In January 2010, the FASB issued ASU No. 2010-02, “Accounting and Reporting for Decreases in Ownership of a Subsidiary” (“ASU 2010-02”), which clarifies when certain guidance contained within ASC 810-10 “Consolidation-Overall” (formerly SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements”) regarding decreases in ownership interests in subsidiaries that result in a change in control and gain or loss apply for various fact patterns. ASU 2010-02 clarifies the provisions of SFAS 160 apply only to subsidiaries that are businesses, including situations where a business is transferred to an equity method investee or joint venture. Furthermore, these provisions would not apply to in-substance real estate transactions. ASU 2010-02 also requires certain new disclosures regarding determination of fair value of situations where a change in control occurs resulting in a gain or loss, including where an entity achieves a business combination by acquiring control in stages over time. ASU 2010-02 is effective upon earlier of adoption of SFAS 160, or periods ending after December 15, 2009 (in which case it is applied retrospectively to all prior periods presented beginning with the adoption date of SFAS 160). Nomura adopted ASU 2010-02 for the quarter ended on December 31, 2009.

The following other new accounting pronouncements relevant to Nomura were adopted during our first and second quarters ended June 30 and September 30, 2009, respectively:

Codification of U.S. GAAP

Effective from July 1, 2009, Nomura adopted the FASB Codification as required by ASC 105 and ASU 2009-01. The primary objective of the Codification is to simplify access to all authoritative literature related to a particular topic in one place by replacing former authoritative guidance provided from different sources in various pronouncements such as SFAS, Emerging Issue Task Force Abstracts (“EITF”), FASB Interpretations, FASB Staff Positions, AICPA Statements of Position and Industry Guides. As the Codification does not change U.S. GAAP but rather simply consolidates it into a single set of rules, adoption of the Codification did not have a material financial impact on these consolidated financial statements. Also effective July 1, 2009, any changes to the Codification are communicated by the FASB through an ASU.

Accounting for nonderivative contracts by broker-dealers

In September 2009, Nomura adopted ASU No. 2009-10 (“ASU 2009-10”) which clarified how broker-dealers such as Nomura should account for energy trading contracts that do not meet the accounting definition of a derivative. ASU 2009-10 was issued to ensure consistent accounting for nonderivative energy trading contracts by broker-dealers and specifically to clarify that ASC 940 “Financial Services—Brokers and Dealers” (formerly the AICPA Audit and Accounting Guide, “Brokers and Dealers in Securities”) does not afford broker-dealers with special treatment for inventories of nonderivative energy trading contracts. Adoption of this clarification did not have a material impact on these consolidated financial statements.

Subsequent events

On April 1, 2009, Nomura adopted new guidance regarding the accounting treatment and disclosure of events occurring after the balance sheet date but before financial statements are issued or available to be issued included in ASC 855 “Subsequent Events” (formerly SFAS No. 165, “Subsequent Events”). Adoption of the new guidance did not have a material impact on these consolidated financial statements.

Accounting for noncontrolling interests

On April 1, 2009, Nomura adopted new guidance for the accounting and reporting for noncontrolling interests in financial statements now included in ASC 810 “Consolidation” (“ASC 810”) (formerly SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements”). The new guidance is applied prospectively as of the beginning of the fiscal year in which it is initially applied, except for the presentation and disclosure requirements which are applied retrospectively for all periods presented. Nomura reclassified ¥197 million (loss) and ¥68 million (loss) between Income (loss) before income taxes and Net income (loss) attributable to NHI for the nine months and the three months ended December 31, 2008, respectively. In addition, ¥12,150 million has been reclassified from Other liabilities to Non-controlling interests as of March 31, 2009.

Accounting for business combinations

On April 1, 2009, Nomura adopted new guidance for business combinations now included in ASC 805 (“ASC 805”) “Business Combinations” (formerly SFAS No. 141-R, “Business Combinations”). For business combinations for which the acquisition date is on or after April 1, 2009, the new guidance expands the definition of transactions and events that qualify as business combinations; requires that the full value of acquired assets and liabilities, including contingent consideration, be recorded at fair value determined on the acquisition date and changes thereafter in valuation of contingent consideration to be reflected in earnings rather than goodwill; changes the timing for valuing certain arrangements where stock is paid as consideration; and requires acquisition related costs to be expensed as incurred. Adoption of the new guidance did not have a material effect on these consolidated financial statements, but may have a material effect on the accounting for future business combinations.

Repurchase financing agreements

On April 1, 2009, Nomura adopted new guidance for transfers of financial assets now included in ASC 860 “Transfers and Servicing” (“ASC 860”) (formerly FASB Staff Position No. SFAS 140-3, “Accounting for Transfers of Financial Assets and Repurchase Financing Transactions”) that requires a transfer of a financial asset and a reverse repurchase agreement involving the same transferred financial asset entered into contemporaneously or in contemplation of each other to be accounted for as a single linked transaction unless specific criteria are met. Adoption of the new guidance did not have a material impact on these consolidated financial statements.

Revisions to calculation of earnings per share

On April 1, 2009, Nomura adopted updated guidance now included in ASC 260 “Earnings per Share” (“ASC 260”) (formerly FASB Staff Position EITF 03-6-1 “Determining Whether Instruments Granted In Share-Based Payment Transactions Are Participating Securities”) which clarifies that unvested share-based payment awards that contain non-forfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and therefore are included in the computation of earnings per share using the two-class method. Adoption of the updated guidance did not have a material impact on either prospective or historical basic and diluted earnings per share amounts reported within these consolidated financial statements.

Instruments indexed to an entity’s own stock.

On April 1, 2009, Nomura adopted updated guidance included in ASC 815-40, “Contracts in Entity’s Own Equity” (“ASC 815-40”) (formerly EITF Issue No. 07-5, “Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock”) that provides guidance regarding determination of whether certain instruments (or embedded features in other instruments) are considered indexed to an entity’s own stock. It amends the existing guidance for determining whether a price adjustment mechanism included in an equity-linked financial instrument (or embedded feature) needs to be bifurcated and classified as an asset or liability and be subject to profit or loss recognition based its fair value.

Upon adoption of ASC 815-40, Nomura made certain reclassification adjustments to the beginning balances of Long –term borrowings, Additional paid-in-capital, Retained earnings, and Other assets—Other in order to bifurcate certain contingent conversion price adjustment rights contained in 120% Call Attached Unsecured Subordinated Convertible Bonds No. 1 (the “Convertible Bonds”) that were determined as not indexed to the Company’s stock. In order to initially bifurcate such rights from the Convertible Bonds and record these as derivatives, and following the expiration of such clauses, further reclassification of such derivatives was made to Retained earnings. The effect of adoption of ASC 815-40 on the beginning balance of Retained earnings was ¥6,339 million (loss). If Nomura had not adopted ASC 815-40, the effect on Income before income taxes and Net income attributable to NHI would have been ¥56,375 million (loss) and ¥33,261 million (loss) respectively, and Basic and Diluted Earnings per Share would have been ¥5.46 and ¥5.44, respectively, for the nine months ended December 31, 2009. The effect on Income before income taxes and Net income attributable to NHI would have been ¥17,154 million (loss) and ¥10,121 million (loss), respectively, and Basic and Diluted Earnings (loss) per Share would have been ¥0.03 and ¥0.03, respectively, for the three months ended December 31, 2009.

Refer to Note 9, “Earnings per share” within these consolidated financial statements for a further discussion of diluted earnings per share.

Measurement of fair value in inactive markets

On April 1, 2009, Nomura adopted updated guidance now included in ASC 820 “Fair Value Measurements and Disclosures” (“ASC 820”) (formerly FASB Staff Position No. SFAS 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly”) which clarifies how to measure fair value when the volume and level of activity for an asset or liability have significantly decreased. The updated guidance also requires increased granularity of disclosures around the nature and type of financial assets and liabilities that are measured at fair value. Adoption of the revised guidance on fair value measurement did not have a material impact on these consolidated financial statements, as Nomura’s valuation methodologies are consistent with the revised guidance. See Note 3 “Fair value of financial instruments” within these consolidated financial statements where the revised disclosures have been made.

Equity method accounting considerations

On April 1, 2009, Nomura adopted updated guidance now included in ASC 323 “Investments—Equity Method and Joint Ventures” (formerly EITF Issue No. 08-6 “Equity Method Investment Accounting Considerations”) which clarifies the accounting for certain transactions and provides impairment guidance related to equity method investments. The updated guidance is effective prospectively for fiscal years beginning on or after December 15, 2008, and interim periods within those fiscal years. Adoption of the updated guidance did not have a material impact on these consolidated financial statements.

Interim disclosures about fair value of financial instruments

On April 1, 2009, Nomura adopted the new disclosure requirements now included in ASC 825 (“ASC 825”), “Financial Instruments” (formerly FASB Staff Position No. 107-1 and APB 28-1, “Interim Disclosures about Fair Value of Financial Instruments”) that requires quarterly disclosure of qualitative and quantitative information about the fair value of all financial instruments including methods and significant assumptions used to estimate fair value during the period. As this requirement does not affect determination of fair value and only extends fair value disclosures to interim financial statements, it did not have a material impact on these consolidated financial statements. See Note 3 “Fair value of financial instruments” within these consolidated financial statements where the relevant disclosures have been made.

Future accounting developments—

The following new accounting pronouncements relevant to Nomura will be adopted in future periods:

Revenue recognition of multiple-deliverable revenue arrangements

In October 2009, the FASB issued ASU No. 2009-13 “Multiple-Deliverable Revenue Arrangements-a consensus of the FASB Emerging Issues Task Force” (“ASU 2009-13”) which amends the accounting for multiple-deliverable arrangements to enable vendors to account for products or services separately rather than as a combined unit. ASU 2009-13 is effective prospectively from fiscal years beginning on or after June 15, 2010 with early adoption also permitted. Nomura intends to adopt ASU 2009-13 on April 1, 2011 and does not expect it to have a material impact on these consolidated financial statements.

Transfers of financial assets

In June 2009, the FASB issued SFAS No. 166, “Accounting for Transfers of Financial Assets—an amendment of FASB Statement No. 140” (“SFAS 166”). In December 2009, the FASB issued ASU No. 2009-16 “Transfers and Servicing (Topic 860): Accounting for Transfers of Financial Assets” (“ASU 2009-16”) which incorporated SFAS 166 into the Codification. ASU 2009-16 changes the requirements for derecognizing financial assets, eliminates the concept of Qualified Special Purpose Entities (“QSPE”), and requires additional disclosures about transfers of financial assets and a transferor’s continuing involvement with transfers of financial assets accounted for as sales.

The requirements for derecognizing financial assets include new restrictions regarding when a portion of a financial asset may be recognized as a sale, as well as a clarification to the requirements needed to ensure isolation of the transferred assets has occurred from a legal perspective. The elimination of QSPEs will subject such entities to the revised consolidation guidance provided by ASC 810 as amended by ASU 2009-17, as described below, provided Nomura still has variable interests in those entities at the adoption date.

ASU 2009- 16 is effective in the first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period, and for interim and annual reporting periods thereafter. Application of the revised guidance for transfers of financial assets is prospective after adoption.

Nomura intends to adopt ASU 2009-16 on April 1, 2010 and is currently evaluating the impact of adoption on these consolidated financial statements.

Consolidation of variable interest entities

In June 2009, the FASB issued SFAS No. 167, “Amendments to FASB Interpretation No. 46(R)” (“SFAS 167”). The Statement significantly revises the existing accounting guidance determining when a variable interest entity (“VIE”) should be consolidated. In December 2009, the FASB issued ASU No. 2009-17, “Consolidations (Topic 810): Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities,” (“ASU 2009-17”) which incorporated SFAS 167 into ASC 810.

ASU 2009-17 amends rules defining which entities are VIEs and requires a company to perform a qualitative analysis when determining whether it must consolidate a VIE. If a company has an interest that provides it with power over the most significant activities of the VIE and the right to receive benefits or the obligation to absorb losses meeting a significance test, the company would consolidate the entity, provided that the company does not meet separate tests confirming that it is acting as a fiduciary for other interest holders. Under the new qualitative approach, a quantitative analysis of exposure to expected benefit and loss is no longer, by itself, determinative. ASU 2009-17 also requires consolidation or deconsolidation of VIEs to be evaluated on an ongoing basis, which differs from existing guidance that requires evaluation at inception of the entity and only upon occurrence of certain events triggering reconsideration.

ASU 2009-17 is effective in the first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period, and for interim and annual reporting periods thereafter. Earlier application is prohibited.

ASU 2009-17 contains special transition provisions governing whether the assets, liabilities, and noncontrolling interests resulting from consolidation of entities at the date of adoption should occur at their carrying amounts (as if such entities had been consolidated under the revised guidance prior to the adoption date), fair value, or at unpaid principal balances. In certain cases, differences between the net amount added to the balance sheet upon consolidation and the amount previously recognized on an unconsolidated basis will be recognized as a cumulative adjustment to retained earnings. ASU 2009-17 may also be optionally applied retroactively in previously issued financial statements, with a cumulative-effect adjustment to retained earnings.

Nomura intends to adopt ASU 2009-17 on April 1, 2010 and is currently evaluating the impact of adoption on these consolidated financial statements.

Enhanced disclosures about pension plan assets

In December 2008, the FASB issued Staff Position No. SFAS 132-R-1 “Employers’ Disclosures about Postretirement Benefit Plan Assets” (“FSP SFAS 132-R-1”) which has been incorporated into the Codification in ASC 715-20 “Compensation—Retirement Benefits-Defined Benefit Plans”. This guidance increases the information to be disclosed about plan assets by aligning these disclosures with those made for other financial assets under ASC 820. In particular, plan assets must be separated into the three fair value hierarchy levels and a roll–forward of the changes in fair value of plan assets classified as Level 3 must be provided. The updated guidance is effective prospectively for fiscal years ending after December 15, 2009 and is not required for interim financial statements.

Nomura will adopt the updated guidance in its consolidated financial statements for fiscal year ending March 31, 2010. Because FSP SFAS 132-R-1 impacts disclosures and not the accounting treatment of plan assets or benefit obligations, Nomura does not expect a material impact upon these consolidated financial statements.

Expanded Disclosures Regarding Fair Value Measurements

In January 2010, the FASB issued ASU No. 2010-06 “Improving Disclosures about Fair Value Measurements” (“ASU 2010-06”). ASU 2010-06 will expand the disclosures made under ASC 820 “Fair Value Measurements and Disclosures” for fair value information. ASU 2010-06 requires additional disclosures regarding significant transfers in and out of Level 1 and 2 of the fair value hierarchy and reasons for these transfers amongst Levels. It also requires information about purchases, sales, issuances and settlements of Level 3 instruments to be provided on a gross basis. ASU 2010-06 also clarifies existing fair-value measurement disclosure guidance about the level of disaggregation required for disclosures made under the fair value hierarchy, inputs, and valuation techniques. The new disclosures and clarifications of existing disclosures are generally required to be implemented for interim or annual periods beginning after December 15, 2009, which for Nomura will be the fourth quarter commencing from January 1, 2010. Gross information on purchases, sales, issuances and settlements are required in fiscal years beginning after December 15, 2010 and therefore for Nomura will be within our fiscal year commencing as of April 1, 2011 and interim period within such fiscal year. Because the ASU impacts disclosures and not the accounting treatment of assets and liabilities, Nomura does not expect a material impact upon these consolidated financial statements.

Deferral of consolidation and disclosure guidance of ASU2009-17

In December 2009, the FASB issued Proposed ASU “Consolidation (Topic 810): Amendments to Statement 167 for Certain Investment Funds” (“proposed SFAS 167 amendment”). The proposed SFAS 167 amendment will indefinitely defer the consolidation and disclosure guidance of ASU 2009-17 for most entities that qualify as investment companies under ASC 946 “Financial Services—Investment Companies” or for which it is industry practice to apply guidance consistent with the measurement principles in ASC 946. As the proposed SFAS 167 amendment acts to defer consolidation and disclosure guidance of ASU 2009-17, it essentially has the same effective date, and accordingly, Nomura intends to adopt on April 1, 2010. As Nomura is currently evaluating the impact of adoption of ASU 2009-17 on these consolidated financial statements, this is also the case for the proposed SFAS 167 amendment.

3. Fair value of financial instruments:

The fair value of financial instruments

The majority of Nomura’s financial instruments are carried at fair value or at amounts that approximate fair value. Financial assets which are carried at fair value on a recurring basis are reported in the consolidated balance sheets within Trading assets and private equity investments, Loans and receivables and Other assets. Financial liabilities which are carried at fair value on a recurring basis are reported within Trading liabilities, Short-term borrowings, Payables and deposits, Long-term borrowings and Other liabilities.

In all cases, fair value is determined in accordance with ASC 820 (formerly SFAS No. 157, “Fair Value Measurements”) which defines fair value as the amount that would be exchanged to sell a financial asset or transfer a financial liability in an orderly transaction between market participants at the measurement date. It assumes that the transaction occurs in Nomura’s principal market, or in the absence of the principal market, the most advantageous market, for the relevant financial asset or financial liability.

These financial instruments also include investments in certain funds to which we apply ASC820 which permits Nomura, as a practical expedient, to measure the fair value of an investment on the basis of NAV per share if the NAV per share is calculated in accordance with certain industry standard principles.

Concentration of credit risk

Concentrations of credit risk may arise from trading, securities financing transactions and underwriting activities, and may be impacted by changes in political or economic factors. Nomura’s significant single concentrations of credit risk were with the Japanese Government, Governments within EU, the U.S. Government, their states and municipalities, and their agencies. These concentrations generally arise from taking trading securities positions. Government, state municipal, and government agency bonds, including Securities pledged as collateral, represented 24% of total assets as of December 31, 2009 and 26% of total assets as of March 31, 2009, respectively. The following tables present geographic allocations of Nomura’s positions related to government, state municipal, and government agency bonds. Please see Note 4, “Derivative instruments and hedging activities” about the concentration of credit risk for derivatives.

	Billions of yen
	December 31, 2009
	Japan	U.S.	EU	Other	Total(1)
Government, municipalities and their agencies	¥3,110	¥1,290	¥2,563	¥225	¥7,188

	Billions of yen
	March 31, 2009
	Japan	U.S.	EU	Other	Total(1)
Government, municipalities and their agencies	¥4,005	¥396	¥1,803	¥184	¥6,388

(1)	Other than above, there were ¥162 billion of government, municipalities and their agencies bonds in Other asset—Non-trading debt securities as of December 31, 2009 and ¥120 billion as of March 31, 2009.

The fair value hierarchy

ASC 820 establishes a fair value hierarchy which prioritizes the inputs used in fair value valuation techniques, based on their observability in the market. The use of observable inputs is maximized while the use of unobservable inputs is minimized as ASC 820 requires that the most observable inputs be used when available. The three levels of the fair value hierarchy are defined as follows, with Level 1 representing the highest priority inputs and Level 3 representing the lowest priority inputs:

Level 1:

Unadjusted quoted prices in active markets for identical assets or liabilities accessible by Nomura at the measurement date.

Fair value financial instruments which are valued using Level 1 inputs include:

•	G7 government and US agency debt securities

•	Listed stocks at Tokyo Stock Exchange 1st section

•	Equity securities traded on a liquid exchange

Level 2:

Quoted prices in inactive markets or containing other significant inputs which are observable, either directly or indirectly. Valuation techniques using observable inputs reflect assumptions used by market participants in pricing financial instruments and are based on data obtained from market sources which are independent from Nomura at the measurement date.

Fair value financial instruments which are valued using Level 2 inputs include:

•	Debt securities (including government and corporate issuances) valued using observable inputs

•	Structured notes valued using observable inputs

•	Equity securities traded on an illiquid exchange

•	Derivatives valued using observable parameters

•

Fund investments measured at NAV per share as a practical expedient where Nomura has the ability to redeem its investment with the investee at NAV per share at the measurement date or within the near term

Level 3:

If unobservable inputs are significant to the fair value measurement of the financial instrument in their entirety, valuation techniques using unobservable inputs reflect management’s assumptions about the estimates used by other market participants in valuing similar financial instruments. And those valuation techniques are developed based on the best available information at the measurement date.

Fair value financial instruments which are valued using Level 3 inputs include:

•	Mortgage and mortgage-backed securities.

•	Structured notes valued using significant unobservable inputs

•	Loans valued using significant unobservable parameters

•	Private equity investments

•	Derivatives valued using significant unobservable parameters

•

Fund investments measured at NAV per share as a practical expedient where Nomura never has the ability to redeem its investment with the investee at NAV per share, or fund investments may be redeemable with the investee at a future date but Nomura does not know when the investment can be redeemed or does not have the ability to redeem the investment in the near term.

The availability of inputs observable in the market varies by product and can be affected by a variety of factors. Significant factors include, but are not restricted to: the prevalence of similar products in the market, especially if the product is significantly customized; how established the product is in the market, for example, whether it is a new product or is relatively mature; and the reliability of information provided in the market which would depend, for example, on the frequency and volume of current data. A period of significant change in the market may result in the decline of availability of observable data. Under such circumstances, financial instruments may be reclassified into a lower level in the fair value hierarchy.

Significant judgments used in determining the classification of financial instruments include the nature of the market in which the product would be traded or the underlying risks, the type and liquidity of market data inputs and the nature of observed transactions on similar instruments.

Where valuation models include the use of parameters which are less observable or unobservable in the market, significant management judgment is used in establishing fair value. The valuations for Level 3 financial instruments, therefore, involve a greater degree of judgment than those in the two preceding Levels.

Management judgment is required to determine whether a market is active or inactive in determining the fair value hierarchy. Key criteria used to determine whether a market is active or inactive include the number of transactions, the frequency that pricing is updated by other market participants, the variability of prices quotations amongst other market participants, and the amount of publicly available information.

Valuation inputs available for certain instruments may fall into different levels of the fair value hierarchy. In such circumstances, for disclosure purposes, the instrument is categorized in accordance with the lowest level of the input which is significant to the fair value measurement of the instrument in its entirety.

Nomura adopted the guidance included in ASC 820 on determination of fair value when the volume and level of activity have decreased (formerly FSP SFAS 157-4) on April 1, 2009. Following tables that relate to the prior fiscal year are prepared in accordance with the disclosure requirements prior to the adoption of ASC 820.

The following table presents information about Nomura’s assets and liabilities measured at fair value on a recurring basis as of December 31, 2009 and as of March 31, 2009.

	Billions of yen
	December 31, 2009
	Level 1	Level 2	Level 3	Counterparty and Cash Collateral Netting(1)	Balance as of December 31, 2009
Assets:
Trading assets and private equity investments(2)
Equities(3)	¥630	¥964	¥170	¥—	¥1,764
Private equity(3)	2	0	322	—	324
Japanese government bonds	3,027	—	—	—	3,027
Japanese agency and municipal securities	81	2	0	—	83
Foreign government, agency and municipal securities	3,271	783	24	—	4,078
Bank and corporate debt securities and loans for trading purpose	103	1,204	124	—	1,431
Commercial mortgage-backed securities (CMBS)	—	66	78	—	144
Residential mortgage-backed securities (RMBS)	3	739	4	—	746
Mortgage and other mortgage backed securities	—	24	140	—	164
Collateralized debt obligation (CDO)	—	14	40	—	54
Investment trust funds and other	26	25	9	—	60
Derivatives	968	12,137	682	(11,726)	2,061

Sub Total	¥8,111	¥15,958	¥1,593	¥(11,726)	¥13,936

Loans and receivables(4)	0	399	3	—	402
Other assets	453	51	41	—	545

Total	¥8,564	¥16,408	¥1,637	¥(11,726)	¥14,883

Liabilities:
Trading liabilities
Equities	¥1,197	¥338	¥0	¥—	¥1,535
Japanese government bonds	1,146	—	—	—	1,146
Foreign government, agency and municipal securities	2,257	358	—	—	2,615
Bank and corporate debt securities	—	163	—	—	163
Residential mortgage-backed securities (RMBS)	—	48	—	—	48
Investment trust funds and other	0	—	—	—	0
Derivatives	1,070	12,169	541	(11,702)	2,078

Sub Total	¥5,670	¥13,076	¥541	¥(11,702)	¥7,585

Short-term borrowings(5)(6)	—	107	7	—	114
Payables and deposits(7)	—	0	(0)	—	(0)
Long-term borrowings(5)(6)(8)	47	1,343	(155)	—	1,235
Other liabilities	96	2	—	—	98

Total	¥5,813	¥14,528	¥393	¥(11,702)	¥9,032

	Billions of yen
	March 31, 2009
	Level 1	Level 2	Level 3	Counterparty and Cash Collateral Netting(1)	Balance as of March 31, 2009
Assets:
Trading assets and private equity investments
Equities (including private equity)(3)	¥271	¥592	¥606	¥—	¥1,469
Debt securities and loans	6,007	1,401	793	—	8,201
Investment trust funds and other	19	35	6	—	60
Derivatives	638	15,581	1,691	(15,967)	1,943
Loans and receivables(4)	0	8	4	—	12
Other assets	285	54	50	—	389

Total	¥7,220	¥17,671	¥3,150	¥(15,967)	¥12,074

Liabilities:
Trading liabilities
Equities	¥413	¥117	¥1	¥—	¥531
Debt securities	2,355	250	0	—	2,605
Investment trust funds and other	1	—	—	—	1
Derivatives	722	15,192	1,424	(15,724)	1,614
Short-term borrowings(5)(6)	9	28	8	—	45
Payables and deposits(7)	—	0	(1)	—	(1)
Long-term borrowings(5)(6)(8)	39	485	(81)	—	443
Other liabilities	—	1	—	—	1

Total	¥3,539	¥16,073	¥1,351	¥(15,724)	¥5,239

(1)	Represents the amount netted under counterparty netting of derivative assets and liabilities as well as cash collateral netting against net derivatives in accordance with ASC 210-20 “Offsetting” (“ASC 210-20”) (formerly FASB Interpretation No. 39, “Offsetting of Amounts Related to Certain Contracts” and formerly FSP No. FIN 39-1, “Amendment of FASB Interpretation No. 39”).
(2)	Includes investments in certain funds in accordance with the partial amendment to ASC820 which permits Nomura to measure the fair value of an investment on the basis of NAV per share as a practical expedient.
(3)	Includes equity investments that would have been accounted for under the equity method had Nomura not chosen to apply the fair value option under ASC 825 “Financial Instruments” (“ASC 825”) (formerly SFAS No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities”).
(4)	Includes loans and receivables for which Nomura elected the fair value option under ASC 825.
(5)	Includes structured notes for which Nomura elected the fair value option under either ASC 815 “Derivatives and Hedging” (“ASC 815”) (formerly SFAS No. 155 “Accounting for Certain Hybrid Financial Instruments—an amendment of FASB Statements No. 133 and 140”) or ASC 825.
(6)	Includes embedded derivatives bifurcated in accordance with ASC 815 (formerly SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”) from the structured notes issued. If unrealized gain is greater than unrealized loss, borrowings are reduced by the excess amount.
(7)	Includes embedded derivatives bifurcated in accordance with ASC 815 from the deposits received at banks. If unrealized gain is greater than unrealized loss, deposits are reduced by the excess amount.
(8)	Includes liabilities by secured financing transactions that are accounted for as financing rather than sales in accordance with ASC 860. Nomura elected the fair value option under ASC 825 for those liabilities.

Level 3 financial assets and financial liabilities

Level 3 financial assets and financial liabilities consist of instruments whose valuations are significantly dependent on parameters which are unobservable in the market. Financial instruments are categorized in accordance with their lowest level significant input. As a result, a derivative valued using a combination of Level 1, Level 2 and Level 3 parameters would be classified in Level 3 in its entirety, if its value is significantly affected by at least one significant unobservable parameter.

These financial instruments are often hedged with instruments within Level 1 or Level 2 of the fair value hierarchy and the gains or losses below do not reflect the offsetting gains or losses for these hedging instruments. Level 3 instruments are also measured using both observable and unobservable inputs. Fair value changes presented below, therefore, reflect realized and unrealized gains and losses resulting from movements in both observable and unobservable parameters.

The following tables present the gains and losses as well as increases and decreases of assets and liabilities measured at fair value on a recurring basis which Nomura classified as Level 3 for the nine months ended December 31, 2008 and 2009, three months ended December 31, 2008 and 2009, respectively.

	Billions of yen
	Nine months ended December 31, 2008
		Unrealized and realized gains/losses included in revenue
	Opening balance as of April 1, 2008	Net gain (loss) on trading	Gain (loss) on investments in equity securities and other(1)	Gain (loss) on private equity investments	Interest and dividend / Interest expense	Total unrealized and realized gains / (losses)	Purchases (issuances) / sales (redemption), and settlements(2)	Net transfers in / (out of) Level 3(3)	Balance as of December 31, 2008
Assets:
Trading assets and private equity investments
Equities (including private equity investments)	¥802	¥(131)	¥—	¥(36)	¥(0)	¥(167)	¥(42)	¥3	¥596
Debt securities and loans receivables	783	(109)	—	—	2	(107)	(78)	48	646
Investment trust funds and other	21	(1)	—	—	—	(1)	(4)	2	18
Derivatives, net	121	(63)	—	—	—	(63)	(29)	67	96
Loans and receivables	4	(1)	—	—	—	(1)	2	0	5
Other assets	59	(1)	3	0	(0)	2	(13)	(1)	47

Total	¥1,790	¥(306)	¥3	¥(36)	¥2	¥(337)	¥(164)	¥119	¥1,408

Liabilities:
Trading liabilities
Equities	¥1	¥0	¥—	¥—	¥—	¥0	¥(1)	¥(0)	¥0
Bank and corporate debt securities	—	—	—	—	—	—	2	—	2
Short-term borrowings	15	5	—	—	—	5	3	(15)	(2)
Payable and deposits	—	0	—	—	—	0	(1)	0	(1)
Long-term borrowings	(59)	206	—	—	—	206	130	44	(91)

Total	¥(43)	¥211	¥—	¥—	¥—	¥211	¥133	¥29	¥(92)

	Billions of yen
	Nine months ended December 31, 2009
		Unrealized and realized gains/losses included in revenue
	Opening balance as of April 1, 2009	Net gain (loss) on trading	Gain (loss) on investments in equity securities and other(1)	Gain (loss) on private equity investments	Interest and dividends / Interest expense	Total unrealized and realized gains / (losses)	Purchases (issuances) / sales (redemption), and settlement(2)	Net transfers in / (out of) Level 3(3)	Balance as of December 31, 2009
Assets:
Trading assets and private equity investments
Equities	¥284	¥(16)	¥—	¥—	¥(1)	¥(17)	¥(30)	¥(67)	¥170
Private equity	322	—	—	(0)	—	(0)	0	—	322
Japanese agency and municipal securities	0	0	—	—	—	0	0	—	0
Foreign government, agency and municipal securities	34	2	—	—	—	2	(8)	(4)	24
Bank and corporate debt securities and loans for trading purpose	485	(6)	—	—	0	(6)	(182)	(173)	124
Commercial mortgage-backed securities (CMBS)	12	(15)	—	—	—	(15)	81	0	78
Residential mortgage-backed securities (RMBS)	12	(0)	—	—	—	(0)	(10)	2	4
Mortgage and other mortgage backed securities	234	7	—	—	—	7	(101)	(0)	140
Collateralized debt obligation (CDO)	17	2	—	—	—	2	21	(0)	40
Investment trust funds and other	5	(0)	—	—	—	(0)	4	—	9
Derivatives, net	267	(64)	—	—	—	(64)	(49)	(13)	141

Sub Total	¥1,672	¥(90)	¥—	¥(0)	¥(1)	¥(91)	¥(274)	¥(255)	¥1,052

Loans and receivables	4	0	—	—	—	0	(1)	—	3
Other assets	50	(0)	1	—	—	1	(9)	(1)	41

Total	¥1,726	¥(90)	¥1	¥(0)	¥(1)	¥(90)	¥(284)	¥(256)	¥1,096

Liabilities:
Trading liabilities
Equities	¥1	¥0	¥—	¥—	¥—	¥0	¥(0)	¥(1)	¥0
Bank and corporate debt securities	0	—	—	—	—	—	(0)	—	—

Sub Total	¥1	¥0	¥—	¥—	¥—	¥0	¥(0)	¥(1)	¥0

Short-term borrowings	8	8	—	—	—	8	7	(0)	7
Payables and deposits	(1)	(1)	—	—	—	(1)	(0)	(0)	(0)
Long-term borrowings	(81)	89	—	—	—	89	166	(151)	(155)

Total	¥(73)	¥96	¥—	¥—	¥—	¥96	¥173	¥(152)	¥(148)

	Billions of yen
	Three months ended December 31, 2008
	Opening balance as of October 1, 2008	Unrealized and realized gains/losses included in revenue
		Net gain (loss) on trading	Gain (loss) on investments in equity securities	Gain (loss) on private equity investments and other(1)	Interest and dividend / Interest expense	Total unrealized and realized gains / (losses)	Purchases (issuances) / sales (redemption), and settlements(2)	Net transfers in / (out of) Level 3(3)	Balance as of December 31, 2008
Assets:
Trading assets and private equity investments
Equities (including private equity investments)	¥786	¥(92)	¥—	¥(22)	¥(0)	¥(114)	¥(81)	¥5	¥596
Debt securities and loans receivables	794	(65)	—	—	0	(65)	(133)	50	646
Investment trust funds and other	19	(1)	—	—	—	(1)	(0)	—	18
Derivatives, net	137	(47)	—	—	—	(47)	(8)	14	96
Loans and receivables	8	(1)	—	—	—	(1)	(2)	—	5
Other assets	60	0	0	0	—	0	(13)	0	47

Total	¥1,804	¥(206)	¥0	¥(22)	¥0	¥(228)	¥(237)	¥69	¥1,408

Liabilities:
Trading liabilities
Equities	¥0	¥0	¥—	¥—	¥—	¥0	¥(0)	¥(0)	¥0
Bank and corporate debt securities	—	—	—	—	—	—	2	—	2
Short-term borrowings	19	5	—	—	—	5	(16)	(0)	(2)
Payables and deposits	—	(0)	—	—	—	(0)	(1)	(0)	(1)
Long-term borrowings	(139)	152	—	—	—	152	92	108	(91)

Total	¥(120)	¥157	¥—	¥—	¥—	¥157	¥77	¥108	¥(92)

	Billions of yen
	Three months ended December 31, 2009
		Unrealized and realized gains/losses included in revenue
	Opening balance as of October 1, 2009	Net gain (loss) on trading	Gain (loss) on investments in equity securities and other(1)	Gain (loss) on private equity investments	Interest and dividends / Interest expense	Total unrealized and realized gains / (losses)	Purchases (issuances) / sales (redemption), and settlement(2)	Net transfers in / (out of) Level 3(3)	Balance as of December 31, 2009
Assets:
Trading assets and private equity investments
Equities	¥234	¥4	¥—	¥—	¥(0)	¥4	¥(10)	¥(58)	¥170
Private equity	319	—	—	2	0	2	1	—	322
Japanese agency and municipal securities	0	0	—	—	—	0	0	—	0
Foreign government, agency and municipal securities	35	(0)	—	—	—	(0)	(4)	(7)	24
Bank and corporate debt securities and loans for trading purpose	189	(4)	—	—	0	(4)	1	(62)	124
Commercial mortgage-backed securities (CMBS)	71	(8)	—	—	—	(8)	15	(0)	78
Residential mortgage-backed securities (RMBS)	10	0	—	—	—	0	(6)	—	4
Mortgage and other mortgage backed securities	189	1	—	—	—	1	(50)	0	140
Collateralized debt obligation (CDO)	28	1	—	—	—	1	11	(0)	40
Investment trust funds and other	10	(1)	—	—	—	(1)	(0)	—	9
Derivatives, net	137	(22)	—	—	—	(22)	8	18	141

Sub Total	¥1,222	¥(29)	¥—	¥2	¥0	¥(27)	¥(34)	¥(109)	¥1,052

Loans and receivables	3	0	—	—	—	0	(0)	—	3
Other assets	42	0	2	—	—	2	(3)	(0)	41

Total	¥1,267	¥(29)	¥2	¥2	¥0	¥(25)	¥(37)	¥(109)	¥1,096

Liabilities:
Trading liabilities
Equities	¥0	¥(0)	¥—	¥—	¥—	¥(0)	¥(0)	¥(0)	¥0
Bank and corporate debt securities	1	—	—	—	—	—	(1)	—	—

Sub Total	¥1	¥(0)	¥—	¥—	¥—	¥(0)	¥(1)	¥(0)	¥0

Short-term borrowings	6	0	—	—	—	0	1	(0)	7
Payables and deposits	(1)	(1)	—	—	—	(1)	(0)	(0)	(0)
Long-term borrowings	(25)	(9)	—	—	—	(9)	21	(160)	(155)
Other Liabilities	0	—	—	—	—	—	(0)	—	—

Total	¥(19)	¥(10)	¥—	¥—	¥—	¥(10)	¥21	¥(160)	¥(148)

(1)	Includes gains and losses recorded in Revenue—Other and Non-interest expenses—Other in our consolidated statements of operations.
(2)	Includes the effect of foreign exchange movements.
(3)	If assets and liabilities move from Level 3 to another Level or migrates from another Level to Level 3, the amount reported in “Net transfers in / (out of) Level 3” is the fair value at the beginning of quarter during which the movement occurs.

The following tables present the amounts of unrealized gains or (losses) for the nine months ended December 31, 2008 and for the nine months ended December 31, 2009, for the three months ended December 31, 2008 and for the three months ended December 31, 2009 relating to those assets and liabilities which Nomura classified as Level 3 within the fair value hierarchy and that were held by Nomura at the respective balance sheet date:

	Billions of yen
	Nine months ended December 31, 2008
	Net gain on trading	Gain (loss) on operating investments and others(1)	Gain (loss) on private equity investments	Interest and dividends / Interest expense	Total unrealized gains / (losses)
Assets:
Trading assets and private equity investments
Equities (including private equity investments)	¥(81)	¥—	¥(66)	¥0	¥(147)
Debt securities and loans receivables	(85)	—	—	—	(85)
Investment trust fund and other	(1)	—	—	—	(1)
Derivatives, net	(1)	—	—	—	(1)
Loans and receivables	(3)	—	—	—	(3)
Other assets	(0)	3	0	—	3

Total	¥(171)	¥3	¥(66)	¥0	¥(234)

Liabilities:
Trading liabilities
Equities	¥(0)	¥—	¥—	¥—	¥(0)
Short-term borrowings	5	—	—	—	5
Bank and corporate debt securities	(0)	—	—	—	(0)
Long-term borrowings	112	—	—	—	112

Total	¥117	¥—	¥—	¥—	¥117

	Billions of yen
	Nine months ended December 31, 2009
	Net gain (loss) on trading	Gain (loss) on investments in equity securities and other(1)	Gain (loss) on private equity investments	Interest and dividends / Interest expense	Total unrealized gains / (losses)
Assets:
Trading assets and private equity investments
Equities	¥11	¥—	¥—	¥(1)	¥10
Private equity	—	—	(3)	—	(3)
Japanese agency and municipal securities	0	—	—	—	0
Foreign government, agency and municipal securities	(2)	—	—	—	(2)
Bank and corporate debt securities	(15)	—	—	—	(15)
Commercial mortgage-backed securities (CMBS)	3	—	—	—	3
Residential mortgage-backed securities (RMBS)	(0)	—	—	—	(0)
Mortgage and other mortgage backed securities	(10)	—	—	—	(10)
Collateralized debt obligation (CDO)	4	—	—	—	4
Investment trust funds and other	0	—	—	—	0
Derivatives, net	(36)	—	—	—	(36)

Sub Total	¥(45)	¥—	¥(3)	¥(1)	¥(49)

Loans and receivables	(0)	—	—	—	(0)
Other assets	—	(1)	—	—	(1)

Total	¥(45)	¥(1)	¥(3)	¥(1)	¥(50)

Liabilities:
Short-term borrowings	(7)	—	—	—	(7)
Payables and deposits	(1)	—	—	—	(1)
Long-term borrowings	5	—	—	—	5

Total	¥(3)	¥—	¥—	¥—	¥(3)

	Billions of yen
	Three months ended December 31, 2008
	Net gain on trading	Gain (loss) on operating investments and others(1)	Gain (loss) on private equity investments	Interest and dividends / Interest expense	Total unrealized gains / (losses)
Assets:
Trading assets and private equity investments
Equities (including private equity investments)	¥(88)	¥—	¥(27)	¥0	¥(115)
Debt securities and loans receivables	(66)	—	—	—	(66)
Investment trust fund and other	(1)	—	—	—	(1)
Derivatives, net	47	—	—	—	47
Loans and receivables	(3)	—	—	—	(3)
Other assets	(0)	(0)	(0)	—	(0)

Total	¥(111)	¥(0)	¥(27)	¥0	¥(138)

Liabilities:
Trading liabilities
Equities	¥0	¥—	¥—	¥—	¥0
Short-term borrowings	5	—	—	—	5
Payables and deposits	(0)	—	—	—	(0)
Long-term borrowings	91	—	—	—	91

Total	¥96	¥—	¥—	¥—	¥96

	Billions of yen
	Three months ended December 31, 2009
	Net gain (loss) on trading	Gain (loss) on investments in equity securities and other(1)	Gain (loss) on private equity investments	Interest and dividends / Interest expense	Total unrealized gains / (losses)
Assets:
Trading assets and private equity investments
Equities	¥3	¥—	¥—	¥(0)	¥3
Private equity	—	—	2	—	2
Japanese agency and municipal securities	0	—	—	—	0
Foreign government, agency and municipal securities	0	—	—	—	0
Bank and corporate debt securities	(4)	—	—	—	(4)
Commercial mortgage-backed securities (CMBS)	(8)	—	—	—	(8)
Residential mortgage-backed securities (RMBS)	0	—	—	—	0
Mortgage and other mortgage backed securities	(0)	—	—	—	(0)
Collateralized debt obligation (CDO)	1	—	—	—	1
Investment trust funds and other	(0)	—	—	—	(0)
Derivatives, net	15	—	—	—	15

Sub Total	¥7	¥—	¥2	¥(0)	¥9

Loans and receivables	(0)	—	—	—	(0)
Other assets	—	(0)	—	—	(0)

Total	¥7	¥(0)	¥2	¥(0)	¥9

Liabilities:
Short-term borrowings	(3)	—	—	—	(3)
Payables and deposits	(1)	—	—	—	(1)
Long-term borrowings	(26)	—	—	—	(26)

Total	¥(30)	¥—	¥—	¥—	¥(30)

(1)	Includes gains and losses included in Revenue—Other and Non-interest expenses—Other in our consolidated statements of operations.

Certain parameters, such as certain foreign exchange volatilities and credit spreads, continued to be unobservable as of the three months ended December 31, 2009 and as well as for the three months ended September 30, 2009 due to lack of market liquidity. However, the observability of certain indices such as credit spreads have improved because of the recovery of market liquidity.

As described above, the valuation of Level 3 financial assets and liabilities are dependent on certain parameters which cannot be observed or corroborated in the market. This can be the case if, for example, the specific financial instrument is traded in an inactive market. Common characteristics of an inactive market include a low number of transactions of the financial instrument; stale or non-current price quotations; price quotations that vary substantially either over time or among market makers; or little publicly released information. Unobservable parameters include volatility risk and correlation risk for derivative instruments; refinancing periods and recovery rates for credit-related products and loans; and macroeconomic factors affecting the value of collateral for asset-backed securitization products.

If corroborative evidence is not available to value Level 3 financial instruments, fair value may be established using other equivalent products in the market. The level of correlation between the specific Level 3 financial instrument and the available benchmark instrument is considered an unobservable parameter. Other techniques for determining an appropriate value for unobservable parameters may take into account information such as consensus pricing data among certain market participants, historical trends, extrapolation from observable market data and other information we would expect market participants to use in valuing similar instruments.

There is a range of fair values for Level 3 financial instruments as a result of the uncertainties described above. The specific valuation for the instrument is based on management’s judgment of prevailing market conditions, in accordance with Nomura’s established valuation policies and procedures. Using reasonably possible alternative assumptions to value Level 3 financial instruments will significantly influence fair values.

As described above, Level 3 financial instruments are often hedged by instruments in Level 1 or Level 2 of the fair value hierarchy. The impact on the financial performance caused in the loss of ¥90 billion related to Level 3 assets for the nine months ended December 31, 2009 was significantly mitigated by gains and losses from these hedging financial instruments, and did not have material impacts on Nomura’s liquidity and capital resources management.

In view of the fact that the valuation of these instruments fluctuate in response to a variety of factors, including, but not limited to, general market sentiment, credit, interest rate, foreign exchange and correlation risk, the current values may decrease if the market conditions deteriorate. Conversely, should conditions improve, an increase in value of Level 3 portfolio would be expected.

Use of NAV per share or Equivalent to Value Unconsolidated Investments in Investment Funds

In the ordinary course of business, Nomura invests in non-consolidated funds which meet the definition of investment companies or are similar in nature but which do not have readily determinable fair values. In accordance with ASC820 for certain of these investments, Nomura uses NAV per share as the basis for valuation as a practical expedient. These investments include investments which are redeemable at different amounts from NAV per share.

The following table provides information on Nomura’s investments in non-consolidated funds which meet the definition of investment companies or are similar in nature but which do not have readily determinable fair values where NAV per share is calculated or disclosed. Investments are presented by major category relevant to its nature of the business and risks.

	Billions of yen
	December 31, 2009
	Fair Value(1)	Unfunded Commitments(2)	Redemption Frequency (if currently eligible)(3)	Redemption Notice Period(4)
Hedge Funds	¥159	¥1	Weekly/Monthly	1-90 days
Venture capital funds	2	0	—	—
Private equity funds	50	26	Quarterly	30 days
Real estate funds	10	14	—	—

Total	¥221	¥41

(1)	Fair value determined in accordance with ASC 820 and generally using NAV per share as a practical expedient.
(2)	The contractual amount of any unfunded commitments Nomura is required to make to the entities in which the investment is held.
(3)	The range in frequency with which Nomura can redeem investments.
(4)	The notice period required to be provided before redemption is possible.

Hedge Funds:

This category includes funds of funds that invest in multiple asset classes. Nomura has developed the business such as issuing structured notes linked to hedge funds. As a result, most of the risks are transferred as pass-through. The fair values of the investments in this category are estimated using the NAV per share of the investments. Although most of these funds can be redeemed within 6 months, certain funds cannot be redeemed within 6 months due to contractual, liquidity or gating issues. Redemption period cannot be estimated for suspended or liquidating funds. Some of these funds contain transfer restrictions over transfer to third parties.

Venture capital funds:

This category includes mainly start-ups funds. The fair values of the investments in this category are estimated using the NAV per share of the investments. Most of these funds cannot be redeemed within six months. Redemption period cannot be estimated for suspended or liquidating funds. Some of these funds contain transfer restrictions over transfer to third parties.

Private equity funds:

These funds invest in various sectors in Europe, U.S. and Japan. The fair values of the investments in this category are estimated using the NAV per share of the investments. Redemption is restricted to most of these funds. Some of these funds contain transfer restrictions over transfer to third parties.

Real estate funds:

This category includes investments in commercial real estate and others. The fair values of the investments in this category are estimated using the NAV per share of the investments. Redemption is restricted to most of these funds. Some of these funds contain transfer restrictions over transfer to third parties.

Fair value option for financial assets and financial liabilities

ASC 825 allows to choose, at specified election dates, to measure eligible financial assets and liabilities at fair value that are not otherwise required to be measured at fair value. If an entity elects the fair value option on an eligible item, changes in that item’s fair value is recognized in current earnings. In subsequent reporting periods, ASC 825 permits the fair value option on an instrument-by-instrument basis at initial recognition of an asset or liability or upon an event that gives rise to a new basis of accounting for that instrument. It also stipulates presentation and disclosure requirements designed to enable a comparison between entities that elect different measurement for similar assets and liabilities. An entity may elect the fair value option on eligible items that exist at the date of adoption and report the difference between the carrying value and fair value as a cumulative-effect to the opening balance of retained earnings.

The financial assets and financial liabilities primarily elected for the fair value option, and the reasons for the election are as follows:

•

Loans which are risk managed on a fair value basis. Nomura elects the fair value option to mitigate fluctuations in profit and loss caused by the volatility of the derivatives which Nomura owns for the purpose of mitigating the risk of the loans.

•

Equity method investments which are held for capital gain or current income purposes and not held indefinitely, which Nomura generally has an intention to exit. Nomura elects the fair value option to more faithfully represent the purpose of these investments in the consolidated financial statements.

•

Financial liabilities recognized in transactions which are accounted for as secured financing transactions under ASC 860. Nomura elects the fair value option for these financial liabilities to mitigate volatility in the consolidated statement of operations which would arise had this election not been made. Even though Nomura has little or no continuing economic exposure to the transferred financial assets, they remain on the consolidated balance sheet and continue to be carried at fair value with changes in fair value recognized through the consolidated statement of operations.

•

All structured notes issued on or after April 1, 2008. Nomura elects the fair value option for those structured notes primarily to mitigate the volatility in the consolidated statement of operations caused by differences in the measurement basis for structured notes and the derivatives Nomura uses to manage risk from those positions. Nomura also elects the fair value option under ASC 815 for certain notes issued by consolidated variable interest entities for the same purposes. Nomura elected the fair value option for certain structured notes issued prior to April 1, 2008.

Interest and dividends arising from financial instruments to which the fair value option has been elected are accounted for as net gain (loss) on trading if they are a part of profit or loss from the change in market value, otherwise they are accounted for as interest revenue or expense.

The following tables explain gains (losses) due to changes in fair value for financial instruments measured at fair value using the fair value option under ASC 815 and ASC 825 for the nine months ended December 31, 2008 and for the nine months ended December 31, 2009, for the three months ended December 31, 2008 and for the three months ended December 31, 2009 respectively.

	Billions of yen
	Nine months ended December 31, 2008	Nine months ended December 31, 2009
	Net gain (loss) on trading	Net gain (loss) on trading
Assets:
Trading assets and private equity investments
Trading assets(1)	¥1	¥(0)
Private equity investments	—	(0)
Loans and receivables	(4)	6

Total	¥(3)	¥6

Liabilities:
Short-term borrowings(2)	¥9	¥(14)
Long-term borrowings(2)(3)	186	(58)

Total	¥195	¥(72)

	Billions of yen
	Three months ended December 31, 2008	Three months ended December 31, 2009
	Net gain (loss) on trading	Net gain (loss) on trading
Assets:
Trading assets and private equity investments
Trading assets(1)	¥1	¥(0)
Private equity investments	—	0
Loans and receivables	(5)	0

Total	¥(4)	¥(0)

Liabilities:
Short-term borrowings(2)	¥5	¥(1)
Long-term borrowings(2)(3)	72	(36)

Total	¥77	¥(37)

(1)	Includes equity investments that would have been accounted for under the equity method had Nomura not chosen to apply the fair value option under ASC 825.
(2)	Includes structured notes and other financial liabilities for which Nomura elected the fair value option under either ASC 815 or ASC 825.
(3)	Includes secured financing transactions arising from transfers of financial assets which did not meet the criteria for derecognition under ASC 860.

Nomura elected to apply the fair value option for its investment in Ashikaga Holdings Co., Ltd. representing 45.5% share ownership, and it is included in Private equity investments.

In previous periods, structured note issuances elected for the fair value option were valued by using models which assumed the hypothetical transfer of these liabilities to a credit-equivalent third party, namely a financial institution of identical credit standing in the same business. Nomura now follows the guidance in ASC 820 and has adopted the methodology to use a quoted price in an active market for the identical liability if available, and where not available, to estimate fair value using mixture of valuation techniques that use the quoted price of the identical liability when traded as an asset, quoted prices for similar liabilities, similar liabilities when traded as assets, and also the amount at the measurement date that Nomura would pay to transfer the identical liability or would receive if the identical liability is entered at the measurement date. This change did not have a material impact on these consolidated financial statements.

Nomura calculates the impact of changes in its own creditworthiness on certain financial liabilities for which the fair value option is elected by discounting future cash flows at a rate which incorporates observable changes in its credit spread. Gains from changes in the fair value of the financial liabilities for which the fair value option was elected, attributable to the change in its creditworthiness, were ¥60 billion for the nine months ended December 31, 2008, mainly because of the widening of Nomura’s credit spread. Losses from changes in the fair value of the financial liabilities for which the fair value option was elected, attributable to the change in its creditworthiness, were ¥58 billion for the nine months ended December 31, 2009, mainly because of the tightening of Nomura’s credit spread. Gains from changes in the fair value of the financial liabilities for which the fair value option was elected, attributable to the change in its creditworthiness, were ¥41 billion for the three months ended December 31, 2008, mainly because of the widening of Nomura’s credit spread. Losses from changes in the fair value of the financial liabilities for which the fair value option was elected, attributable to the change in its creditworthiness, were ¥20 billion for the three months ended December 31, 2009, mainly because of the tightening of Nomura’s credit spread.

There was no significant impact on financial assets for which the fair value option was elected attributable to instrument-specific credit risk.

The fair values of the aggregated unpaid principal balance (in which principal is protected in the contract) of loans and receivables for which the fair value option was elected were more than the principal balance of such loans and receivables by ¥25 billion as of December 31, 2009 and by ¥1 billion as of March 31, 2009. There were no loans and receivables for which the fair value option was elected that were 90 days or more past due or stopped accrual of interest income.

The fair values of the aggregated unpaid principal balance (in which principal is protected in the contract) of long-term borrowings for which the fair value option was elected were less than the principal balance of such long-term borrowings by ¥6 billion as of December 31, 2009 and by ¥14 billion as of March 31, 2009.

Estimated Fair Value

Financial assets which are carried at contractual amounts that approximate fair value include Cash and cash equivalents, Time deposits, Deposits with stock exchange and other segregated cash, Receivable from customers, Receivable from other than customers, Securities purchased under agreements to resell, and Securities borrowed. Financial liabilities which are carried at contractual amounts that approximate fair value include Short-term borrowings, Payables to customers, Payables to other than customers, Deposits received at banks, Securities sold under agreements to repurchase, Securities loaned and Other secured borrowings. These financial instruments mature principally within one year and bear interest at rates that approximate market.

Loans receivable

Loans receivable are carried at cost adjusted for deferred fees or costs on originated loans, any unamortized premiums or discounts on purchased loans less applicable allowances for loan losses, unless they are elected under the fair value option and held at fair value. The fair value of loans receivable is estimated based on loan characteristics. Where quoted market prices are available, such market prices were utilized to estimate fair value.

The following table presents carrying values and fair values or approximate fair values of loans receivable. Carrying values are shown after deducting allowances for doubtful accounts.

	Billions of yen
	December 31, 2009		March 31, 2009
	Carrying value	Fair value	Carrying value	Fair value
Loans receivable	¥991	¥984	¥516	¥507

Long-term borrowings

For Long-term borrowings, certain hybrid financial instruments including structured notes are carried at fair value under ASC 825. Except for those instruments, Long-term borrowings are carried at historical amounts unless such borrowings are designated as the hedged item in a fair value hedge under ASC 815. The fair value of Long-term borrowings is estimated using quoted market prices where available or by discounting future cash flows.

The following table presents carrying values and fair values or approximate fair values of long-term borrowings.

	Billions of yen
	December 31, 2009		March 31, 2009
	Carrying value	Fair value	Carrying value	Fair value
Long-term borrowings	¥6,642	¥6,402	¥5,483	¥5,196

4. Derivative instruments and hedging activities:

Derivatives used for trading purposes

In the normal course of business, Nomura enters into transactions involving derivative financial instruments to meet customer needs, to perform its trading activities, and to reduce its own exposure to loss due to adverse fluctuations in interest rates, currency exchange rates and market prices of securities, etc. These financial instruments include contractual agreements such as commitments to swap interest payment streams, exchange currencies or purchase or sell securities and other financial instruments on specific terms at specific future dates.

Nomura also enters into various derivative financial instrument transactions including futures, forwards, swap and option contracts involving securities, foreign currency, interest rate and other money market instruments as part of its normal trading activities and for market risk management of certain non-trading assets and liabilities.

Nomura maintains active trading positions in a variety of derivative financial instruments. Most of Nomura’s trading activities are customer oriented. Nomura utilizes a variety of derivative financial instruments as a means of bridging customers’ specific financial needs and investors’ demands in the securities markets. Nomura also actively trades securities and various derivatives in order to assist its customers in adjusting their risk profiles as markets change. In performing these activities, Nomura carries an inventory of capital markets instruments and maintains its access to market liquidity by quoting bid and offer prices to and trading with other market makers. These activities are essential to provide customers with securities and other capital markets products at competitive prices.

Forward and futures contracts are commitments to either purchase or sell securities, foreign currency or money market instruments at a specific future date for a specified price and may be settled in cash or through delivery. Foreign exchange contracts include spot and forward contracts and involve the exchange of two currencies at a rate agreed to by the contracting parties. Risks arise from the possible inability of counterparties to meet the terms of their contracts and from movements in market prices. Futures contracts are conducted through regulated exchanges which clear and guarantee the performance of counterparties. Accordingly, credit risk associated with futures contracts is considered minimal. In contrast, forward contracts are generally negotiated between two counterparties and, therefore, are subject to the performance of the related counterparties.

Options are contracts that grant the purchaser, for a premium payment, the right to either purchase or sell a financial instrument at a specified price within a specified period of time or on a specified date from or to the writer of the option. The writer of options receives premiums and bears the risk of unfavorable changes in the market price of the financial instruments underlying the options.

Swaps are contractual agreements in which two counterparties agree to exchange certain cash flows, at specified future dates, based on an agreed contract. Certain agreements may result in combined interest rate and foreign currency exposures. Entering into swap agreements may involve the risk of credit loss in the event of the counterparties’ default.

To the extent, these derivative financial instruments are economically hedging offsetting financial instruments or securities positions of Nomura, the overall risk of loss may be fully or partly mitigated by the hedged position.

Nomura seeks to minimize its exposure to market risk arising from its use of these derivative financial instruments through various control policies and procedures, including position limits, monitoring procedures and hedging strategies whereby Nomura enters into offsetting or other positions in a variety of financial instruments. Credit risk associated with these financial instruments is controlled by Nomura through credit approvals, limits and monitoring procedures. To reduce default risk, Nomura requires collateral, principally cash collateral and government securities, for certain derivative transactions. From an economic standpoint, Nomura evaluates default risk exposure net of related collateral. Furthermore, Nomura generally enters into International Swaps and Derivatives Association, Inc. master agreements or their equivalents (“master netting agreements”) with each of its counterparties. Master netting agreements provide protection in bankruptcy in certain circumstances and mitigate the credit risk exposure from these transactions. In some cases, they enable unrealized gains and losses arising from Nomura’s dealings in over-the-counter derivatives to be presented on a net-by-counterparty basis and on a net-by-cash collateral basis in accordance with ASC 210-20.

There were ¥679 billion of netting of cash collateral receivables against net derivative liabilities and ¥704 billion of netting of cash collateral payables against net derivative assets as of December 31, 2009. There were ¥680 billion of netting of cash collateral receivables against net derivative liabilities and ¥923 billion of netting of cash collateral payables against net derivative assets as of March 31, 2009.

Derivatives used for non-trading purposes

Nomura’s principal objective in using derivatives for purposes other than trading is market risk management for certain non-trading assets and liabilities such as non-trading debt securities, loans receivable from customers and other assets as well as bonds and notes issued. The operations of Nomura are subject to the risk of interest rate and currency rate fluctuations to the extent that there is a difference between the amounts of Nomura’s interest-bearing and/or foreign currency assets and liabilities which mature or reprice in specified periods. To manage its exposures to market movements, Nomura uses derivative financial instruments.

Nomura issues Japanese yen and foreign currency denominated debt with both fixed and floating interest rates. Nomura generally enters into swap agreements to convert fixed rate interest payments on its debt obligations to floating rate. The maturity structure of the swaps corresponds with the maturity of the debt obligations being hedged. Credit risk associated with derivatives utilized for non-trading purposes is controlled and managed in the same way as credit risk associated with derivatives utilized for trading purposes.

Concentrations of credit risk in derivatives

The following tables present Nomura’s significant concentration exposures for financial institutions regarding OTC derivatives. The gross fair value of derivative assets presents the maximum amount of loss due to credit risk that Nomura would incur if the counterparties of Nomura failed to perform in accordance with the terms of the instruments and if any collateral or other securities Nomura held in relation to those instruments proved to be of no value.

	Billions of yen
	December 31, 2009
	Gross Fair Value of derivative assets	Impact of Master Netting Arrangements	Impact of Collateral	Net Exposure to Credit Risk
Financial institutions	¥10,421	¥(8,098)	¥(629)	¥1,694

	Billions of yen
	March 31, 2009
	Gross Fair Value of derivative assets	Impact of Master Netting Arrangements	Impact of Collateral	Net Exposure to Credit Risk
Financial institutions	¥13,511	¥(11,962)	¥(887)	¥662

Derivative activities

The following tables quantify the volume of Nomura’s derivative activity, through a disclosure of notional amounts, in comparison with the fair value of those derivatives. All amounts are disclosed on a gross basis, prior to counterparty netting of derivative assets and liabilities and cash collateral netting against net derivatives.

	Billions of yen
	December 31, 2009
	Derivative Assets		Derivative Liabilities
	Notional	Fair Value	Notional(1)	Fair Value(1)
Derivative contracts used for trading purpose(2):
Equity contracts	¥24,748	¥1,573	¥23,316	¥1,706
Interest rate contracts(3)	295,974	9,273	299,500	8,811
Credit contracts	32,629	2,288	34,931	2,151
Foreign exchange contracts	34,332	431	106,790	425
Commodity contracts	50	13	40	14
Other contracts	7,132	209	5,459	260

Total	¥394,865	¥13,787	¥470,036	¥13,367

Derivatives designated as hedging instruments(4):
Interest rate contracts	¥901	¥26	¥85	¥0

Total	¥901	¥26	¥85	¥0

	Billions of yen
	March 31, 2009
	Derivative Assets		Derivative Liabilities
	Notional	Fair Value	Notional(1)	Fair Value(1)
Derivative contracts used for trading purpose(2):
Equity contracts	¥8,286	¥878	¥8,963	¥860
Interest rate contracts(3)	186,151	11,195	192,117	10,421
Credit contracts	49,587	5,512	49,409	5,137
Foreign exchange contracts	28,799	270	15,193	405
Commodity contracts	70	23	68	23
Other contracts	904	32	794	30

Total	¥273,797	¥17,910	¥266,544	¥16,876

Derivatives designated as hedging instruments(4):
Interest rate contracts	¥646	¥18	¥94	¥1

Total	¥646	¥18	¥94	¥1

(1)	Includes the amount of embedded derivatives bifurcated in accordance with ASC 815.
(2)	Derivative assets are reported in Trading assets. Derivative liabilities are reported in Trading liabilities, and embedded derivatives are reported in Short-term borrowings and Long-term borrowings.
(3)	Includes derivatives which refer not only interest rate contracts but also foreign exchange contracts.
(4)	Derivatives designated as hedging instruments are reported in Other assets-Other and Other liabilities.

The following tables disclose amounts included in the consolidated statement of operations related to derivatives:

Billions of yen
Nine months ended December 31, 2009
Net gain (loss) on trading
Derivative contracts used for trading purpose(1):
Equity contracts	¥348
Interest rate contracts(2)	75
Credit contracts	(67)
Foreign exchange contracts	98
Commodity contracts	0
Other contracts	5

Total	¥459

Billions of yen
Three months ended December 31, 2009
Net gain (loss) on trading
Derivative contracts used for trading purpose(1):
Equity contracts	¥95
Interest rate contracts(2)	(1)
Credit contracts	(13)
Foreign exchange contracts	86
Commodity contracts	0
Other contracts	(5)

Total	¥162

(1)	Includes net gain and (loss) on embedded derivatives.
(2)	Includes derivatives which refer not only interest rate contracts but also foreign exchange contracts.

Billions of yen
Nine months ended December 31, 2009
Interest revenue / Interest expense
Derivatives designated hedging instruments:
Interest rate contracts	¥12

Total	¥12

Hedged Items:
Long-term borrowings	¥(12)

Total	¥(12)

Billions of yen
Three months ended December 31, 2009
Interest revenue / Interest expense
Derivatives designated hedging instruments:
Interest rate contracts	¥6

Total	¥6

Hedged Items:
Long-term borrowings	¥(6)

Total	¥(6)

Derivatives containing credit-risk-related contingent features

Nomura enters into certain OTC derivatives and other agreements containing credit-risk-related contingent features. These features are clauses that would require Nomura to post additional collateral or settle the instrument upon occurrence of a credit event, the most common of which would be a downgrade in our long-term credit rating.

The aggregate fair value of all derivative instruments with credit-risk-related contingent features that are in a liability position on December 31, 2009, was ¥1,987 billion with related collateral pledged at that date of ¥744 billion. In the event of a one-notch downgrade to Nomura’s long-term credit rating, the aggregate fair value of assets that would have been required to be posted as additional collateral or that would have been needed to settle the instruments immediately was ¥19 billion. The aggregate fair value of all derivative instruments with credit-risk-related contingent features that are in a liability position on March 31, 2009, was ¥1,578 billion with related collateral pledged at that date of ¥629 billion. In the event of a one-notch downgrade to Nomura’s long-term credit rating, the aggregate fair value of assets that would have been required to be posted as additional collateral or that would have been needed to settle the instruments immediately was ¥13 billion.

Credit derivatives:

Credit derivatives are derivative instruments in which one or more of their underlyings are related to the credit risk of a specified entity (or group of entities) or an index based on the credit risk of a group of entities and that expose the seller to potential loss from credit risk related events specified in the contract.

Written credit derivatives are instruments or embedded features where Nomura assumes third party credit risk, either as guarantor in a guarantee-type contract, or as the party that provides credit protection in a option-type contract, credit default swap, or any other credit derivative contract.

Nomura enters into credit derivatives as part of its normal trading activities as both purchaser and seller for credit risk mitigation, proprietary trading positions and for client transactions.

The most significant type of credit derivatives used by Nomura are those linked to the performance of a credit default index. Nomura also writes single-name credit default swaps where settlement of the derivative is based on the credit risk of a single third party and issues other credit-risk related portfolio products.

Nomura would have to perform under a credit derivative contract if a credit event as defined in the respective contract occurs. Typical credit events include bankruptcy, dissolution or insolvency of the underlying referenced entity, failure to pay and restructuring of obligations of the referenced security.

In a normal credit derivative contract, once payment is made upon an event of a default, the contract usually terminates with no further payments due by us. We generally have no right to assume the reference assets of the counterparty in exchange for payment, nor do we usually have any direct recourse to the actual issuers of the reference assets to recover the amount paid. However, there are a minority of contracts where, upon a default event, we take delivery of the reference asset in return for payment of the full notional of the contract.

Nomura actively monitors and manages our credit derivative exposures. Where protection is sold, risks may be mitigated through purchasing credit protection from other third parties either on identical underlying reference assets or on underlying reference assets with the same issuer which would be expected to behave in a correlated fashion. The most common form of recourse provision to enable us to recover from third parties any amounts paid under a written credit derivative is therefore not through the derivative itself but rather through the separate purchase of credit derivatives with identical or correlated underlyings.

Nomura quantifies the value of these purchased contracts in the following tables outlining Nomura’s exposure to written credit derivatives in the column titled “Purchased Credit Protection”. These amounts represent purchased credit protection with identical underlyings to the written credit derivative contracts which act as a hedge against Nomura’s exposure. To the extent Nomura is required to pay out under the written credit derivative, a similar amount would generally become due to us under the purchased hedge.

Credit derivatives have a stated notional amount which represents the maximum payment Nomura may be required to make under the contract. However, this is generally not a true representation of the amount Nomura will actually pay as in addition to purchased credit protection, other risk mitigating factors reduce the likelihood and amount of any payment, including:

The probability of default: Nomura values credit derivatives taking into account the probability that the underlying reference asset will default and that Nomura will be required to make payments under the contract. Based on historical experience and our assessment of the market, Nomura believes that the probability that all reference assets on which Nomura provide protection will default in a single period is remote. The disclosed notional amount, therefore, significantly overstates Nomura’s true exposure on these contracts.

The recovery value on the underlying asset: In the case of a default, our liability on the contract is limited to the difference between the notional amount and the recovery value of the underlying reference asset. While the recovery value on a defaulted asset may be minimal, this does reduce amounts paid on these contracts.

Nomura does hold assets as collateral in relation to written credit derivatives. However, these amounts do not enable Nomura to recover any amounts paid under the credit derivative but rather mitigate the risk economic loss arising from a counterparty defaulting against amounts due to Nomura under the contract. Collateral requirements are determined on a counterparty level rather than individual contract, and also generally cover all types of derivative contracts rather than just credit derivatives.

The following tables presents information about Nomura’s written credit derivatives and purchased credit protection with identical underlyings:

	Billions of yen
	December 31, 2009
		Maximum Potential Payout/Notional					Notional
			Years to Maturity				Purchased Credit Protection
	Carrying value (Asset) / liability(1)	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Single-name credit default swaps	¥(279)	¥12,996	¥249	¥3,035	¥5,738	¥3,974	¥11,374
Credit default indices	121	14,475	163	2,141	5,103	7,068	13,087
Other credit-risk related portfolio products	149	3,993	128	588	1,872	1,405	2,208
Credit-risk related options and swaptions	0	14	—	7	—	7	13

Total	¥(9)	¥31,478	¥540	¥5,771	¥12,713	¥12,454	¥26,682

	Billions of yen
	March 31, 2009
		Maximum Potential Payout/Notional					Notional
			Years to Maturity				Purchased Credit Protection
	Carrying value (Asset) / liability(1)	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Single-name credit default swaps	¥1,014	¥9,711	¥938	¥2,282	¥5,337	¥1,154	¥9,067
Credit default indices	2,962	32,963	628	8,808	17,795	5,732	32,919
Other credit-risk related portfolio products	1,044	5,178	45	921	2,561	1,651	4,915
Credit-risk related options and swaptions	2	8	—	8	—	—	8

Total	¥5,022	¥47,860	¥1,611	¥12,019	¥25,693	¥8,537	¥46,909

(1)	Carrying value amounts are shown on a gross basis prior to cash collateral or counterparty netting.

The following tables presents information about Nomura’s written credit derivatives by external credit rating of underlying asset. Ratings are based on Standard & Poor’s (“S&P”), or if not rated by S&P, based on Moody’s Investors Service. If neither of them are available, the ratings are based on Fitch Ratings Ltd. or Japan Credit Rating Agency, Ltd. as of December 31, 2009 and March 31, 2009. For credit default indices, the rating is determined by taking the weighted average of the external credit ratings given for each of the underlying reference entities comprising the portfolio or index.

	Billions of yen
	December 31, 2009
	Maximum Potential Payout/Notional
	AAA	AA	A	BBB	BB	Other(1)	Total
Single-name credit default swaps	¥511	¥764	¥3,723	¥4,597	¥1,987	¥1,414	¥12,996
Credit default indices	344	330	7,713	4,024	355	1,709	14,475
Other credit-risk related portfolio products	23	—	—	—	—	3,970	3,993
Credit-risk related options and swaptions	—	—	7	—	—	7	14

Total	¥878	¥1,094	¥11,443	¥8,621	¥2,342	¥7,100	¥31,478

	Billions of yen
	March 31, 2009
	Maximum Potential Payout/Notional
	AAA	AA	A	BBB	BB	Other(1)	Total
Single-name credit default swaps	¥227	¥591	¥2,619	¥3,537	¥1,540	¥1,197	¥9,711
Credit default indices	471	557	16,069	11,979	735	3,152	32,963
Other credit-risk related portfolio products	—	—	—	—	—	5,178	5,178
Credit-risk related options and swaptions	—	—	—	—	—	8	8

Total	¥698	¥1,148	¥18,688	¥15,516	¥2,275	¥9,535	¥47,860

(1)	“Other” includes credit derivatives with a credit rating of the underlying asset that is below investment grade or where the rating is unavailable.

5. Collateralized transactions:

Nomura enters into collateralized transactions, including resale and repurchase agreements, securities borrowed and loaned transactions, and other secured borrowings mainly to meet customers’ needs, finance trading inventory positions and obtain securities for settlements. Under these transactions, Nomura either receives or provides collateral, including Japanese Government and agencies, mortgage backed, bank and corporate debt securities, non-Japanese government securities and equities. In many cases, Nomura is permitted to use the securities received to secure repurchase agreements, enter into securities lending transactions or to cover short positions with counterparties.

The fair value of securities received as collateral, securities borrowed with collateral and securities borrowed without collateral which Nomura is permitted to sell or repledge and the portion that has been sold or repledged are as follows:

	Billions of yen
	December 31, 2009	March 31, 2009
The fair value of securities received as collateral, securities borrowed with collateral and securities borrowed without collateral where Nomura is permitted to sell or repledge the securities	¥19,223	¥10,742
The portion of the above that has been sold (included in Trading liabilities on the consolidated balance sheet) or repledged	17,357	8,631

Nomura pledges firm-owned securities to collateralize repurchase agreements and other secured financings. Pledged securities that can be sold or repledged by the secured party, including Gensaki Repo transactions, are disclosed in parentheses as Securities pledged as collateral in Trading assets on the consolidated balance sheets at December 31, 2009, and March 31, 2009, respectively. Assets owned, which have been pledged as collateral, primarily to stock exchanges and clearing organizations, without allowing the secured party the right to sell or repledge them, are summarized in the table below:

	Millions of yen
	December 31, 2009	March 31, 2009
Trading assets:
Equities and convertible bonds	¥43,829	¥78,432
Government and government agency bonds	2,027,278	495,043
Bank and corporate debt securities	161,416	312,729
Commercial mortgage-backed securities (CMBS)	31,679	—
Residential mortgage-backed securities (RMBS)	557,254	—
Mortgage and mortgage-backed securities	15,537	—
Investment trust funds and other	5,434	52

Total	¥2,842,427	¥886,256

Non-trading debt securities	¥100,294	¥108,700
Investments in and advance to affiliated companies	¥35,587	¥35,682

Assets subject to lien, except for those disclosed above, are as follows:

	Millions of yen
	December 31, 2009	March 31, 2009
Loans and receivables	¥244	¥7,408
Trading assets	1,939,895	3,145,982
Office buildings, land, equipment and facilities	41,176	51,153
Non-trading debt securities	82,127	55,244
Other	13,514	—

Total	¥2,076,956	¥3,259,787

Assets in the above table were primarily pledged for other secured borrowings and secured borrowings including secured financing transactions that are accounted for as financing rather than sales, and derivative transactions.

6. Securitization and Variable Interest Entities (VIEs):

Securitization

Nomura utilizes special purpose entities, or SPEs to securitize commercial and residential mortgage loans, government and corporate bonds and other types of financial assets. Those SPEs are incorporated as stock companies, Tokumei kumiai (silent partnerships), Cayman SPCs or trust accounts. Nomura’s involvement with SPEs includes structuring SPEs, underwriting, distributing and selling debt instruments and beneficial interests issued by SPEs to investors. Nomura accounts for the transfer of financial assets in accordance with ASC 860. This statement requires that Nomura accounts for the transfer of financial assets as a sale when Nomura relinquishes control over the assets. ASC 860 deems control to be relinquished when the following conditions are met: (a) the assets have been isolated from the transferor (even in bankruptcy or other receivership), (b) the transferee has the right to pledge or exchange the assets received, or if the transferee is a QSPE, the holders of its beneficial interests have the right to pledge or exchange the beneficial interests and (c) the transferor has not maintained effective control over the transferred assets. Nomura may obtain an interest in the financial assets, including retained interests in the SPEs. Any such interests are accounted for at fair value and included in Trading assets within Nomura’s consolidated balance sheets, with the change in fair value included in Revenues-net gain (loss) on trading. Fair value for retained interests in securitized financial assets is determined by using observable prices or in cases where observable prices are not available for certain retained interests, Nomura estimates fair value based on the present value of expected future cash flows using its best estimates of the key assumptions, including forecasted credit losses, prepayment rates, forward yield curves and discount rates commensurate with risks involved. Nomura may also enter into derivative transactions in relation to the assets transferred to an SPE.

As noted above, Nomura may have continuing involvement in the SPEs to which Nomura transferred assets. During the nine months ended December 31, 2009 and the three months ended December 31, 2009, Nomura securitized ¥626 billion and ¥555 billion respectively and recognized associated loss on sale of ¥23 million and gain on sale of ¥2 million respectively. As of December 31, 2009 and March 31, 2009, the cumulative balance of financial assets transferred to SPEs in which Nomura has continuing involvement were ¥1,539 billion and ¥1,122 billion respectively, the size of total assets held by such SPEs were ¥1,451 billion and ¥1,198 billion respectively, and Nomura’s retained interest were ¥152 billion and ¥7 billion respectively. Nomura had outstanding collateral service agreements or written credit default swap agreements in the amount of ¥53 billion as of December 31, 2009 and ¥29 billion as of March 31, 2009. Nomura does not provide financial support beyond its contractual obligations. For the nine months ended December 31, 2009 and the three months ended December 31, 2009, Nomura received ¥476 billion and ¥396 billion respectively of proceeds from the SPEs.

The following table presents the type and carrying value of financial assets included within Trading assets which have been transferred to SPEs but which do not meet the criteria for derecognition under ASC 860. The transfers are accounted for as secured financing transactions within Long-term borrowings.

	Billions of yen
	December 31, 2009	March 31, 2009
Assets
Trading assets
Equities	¥444	¥136
Debt securities	154	246
Mortgage and mortgage-backed securities	139	84
Loans	28	—

Total	¥765	¥466

Liabilities
Long-term borrowings	¥721	¥443

Variable Interest Entities

In the normal course of business, Nomura acts as a transferor of financial assets to VIEs, and underwriter, distributor, and seller of repackaged financial instruments issued by VIEs in connection with its securitization and equity derivative activities. Nomura retains, purchases and sells variable interests in VIEs in connection with its market-making, investing and structuring activities. Nomura consolidates VIEs for which Nomura is the primary beneficiary, including those that were created to market structured bonds to investors by repackaging corporate convertible bonds, and mortgages and mortgage-backed securities. Nomura also consolidates certain investment funds, which are VIEs, and for which Nomura is the primary beneficiary.

The following table presents the classification of the consolidated VIEs’ assets and liabilities. Creditors do not have any recourse to Nomura beyond the assets held in the VIEs.

	Billions of yen
	December 31, 2009	March 31, 2009
Consolidated VIEs’ assets
Cash and cash equivalent	¥24	¥50
Trading assets
Equities	175	362
Debt securities	154	52
Mortgage and mortgage-backed securities	120	123
Investment trust funds and other	0	8
Derivatives	9	12
Private Equity	4	—
Office buildings, land, equipment and facilities	39	51
Other	46	32

Total	¥571	¥690

Consolidated VIEs’ liabilities
Trading liabilities
Debt securities	¥5	¥—
Mortgage-backed securities	48	26
Derivatives	1	2
Long-term borrowings	142	251
Other	17	28

Total	¥213	¥307

Nomura also holds significant variable interests in VIEs where Nomura is not the primary beneficiary or holds variable interests in VIEs that Nomura sponsored. Nomura’s variable interests in such VIEs include senior and subordinated debt, residual interests, and equity interests associated with commercial and residential mortgage-backed and other asset-backed securitizations and structured financings; equity interests in VIEs which were formed to acquire primarily high yield leveraged loans and other lower investment grade debt obligations; residual interests regarding operating leases for aircraft held by VIEs; and loans and investments in VIEs that acquire operating businesses.

The following tables present the carrying amount of assets and liabilities of unconsolidated VIEs for which Nomura holds significant variable interests, or interests in VIEs that Nomura sponsored, and maximum exposure to loss associated with these variable interests. Maximum exposure to loss does not reflect Nomura’s estimate of the actual losses that could result from adverse changes, nor does it reflect the economic hedges Nomura enters into to reduce its exposure. The risks associated with VIEs in which Nomura is involved are limited to the amount recorded in the consolidated balance sheet, the amount of commitments and financial guarantees, and the notional of the derivative instruments up to VIEs’ gross assets. Nomura believes the notional amount of derivative instruments generally exceeds the amount of actual risk.

	Billions of yen
	December 31, 2009
	Carrying amount of variable interests		Maximum exposure to loss to unconsolidated VIEs
	Assets	Liabilities
Type of variable interest held:
Trading assets
Equities	¥67	¥—	¥67
Debt securities	16	—	16
Mortgage and mortgage-backed securities	61	—	61
Investment trust funds and other	2	—	2
Derivatives	3	11	69
Loans	88	—	88
Other	1	—	1
Commitments to extend credit and other guarantees	—	—	22

Total	¥238	¥11	¥326

	Billions of yen
	March 31, 2009
	Carrying amount of variable interests		Maximum exposure to loss to unconsolidated VIEs
	Assets	Liabilities
Type of variable interest held:
Trading assets
Equities	¥84	¥—	¥84
Debt securities	24	—	24
Mortgage and mortgage-backed securities	89	—	89
Investment trust funds and other	4	—	4
Derivatives	55	0	116
Loans	48	—	48
Other	0	—	0
Commitments to extend credit and other guarantees	—	—	23

Total	¥304	¥0	¥388

7. Business combinations:

During the three months ended December 31, 2009, there was no significant business combination subject to disclosure.

In October 2008, Nomura acquired the majority of Lehman Brothers’ (“Lehman”) Asia Pacific operations, its equities and investment banking operations in Europe and the Middle East, and hired certain number of its fixed income personnel in Europe. The acquisition agreements generally provided for the transfer of certain employees, the purchase of certain assets and the assumption of certain liabilities for those operations. Financial assets and financial liabilities were generally not acquired. The acquisitions strengthen Nomura’s wholesale and investment banking businesses and expand its global capabilities.

Nomura also acquired Lehman’s specialized services companies in India by purchasing the shares of Lehman Brothers Services India Private Ltd., Lehman Brothers Financial Services (India) Private Ltd., and Lehman Brothers Structured Finance Services Private Ltd. The operations of these three companies functioned as a shared-services platform for Lehman’s businesses in Europe and Asia Pacific by supporting IT operations, financial control, and global risk management.

Nomura has accounted for these acquisitions as a business combination. Accordingly, the operating results of the acquired businesses have been included in Nomura’s consolidated statements of operations from October 2008. The allocation of the acquisition costs to the assets acquired and the liabilities assumed has to be completed within one year from the acquisition date. By September 30, 2009, the allocation was completed, and therefore the values of goodwill and disbursement amount were finalized. The recognized goodwill amount was ¥23,224 million as of September 30, 2009 and it was increased by ¥10,206 million, compared to March 31, 2009. Nomura disbursed ¥48,159 million for these acquisitions from the acquisition date until September 30, 2009. Compared to March 31, 2009, the disbursement increased by ¥5,296 million.

Nomura recorded ¥26,241 million of the acquisition-related liabilities concerning personnel costs or relocation costs as a result of selecting the business to focus in relation to the business combinations by September 30, 2009. Total restructuring costs of ¥2,054 million during the nine months ended December 31, 2009 and of ¥ 651 million during the three months ended December 31, 2009 have been recognized within Non-interest expenses—Compensation and benefits in the consolidated statements of operations.

8. Other assets—Other / Other liabilities:

The following table sets forth Other assets-Other and Other liabilities in the consolidated balance sheets by type.

	Millions of yen
	December 31, 2009	March 31, 2009
Other assets-Other:
Securities received as collateral	¥96,809	¥32,079
Goodwill and other intangible assets	134,679	130,972
Deferred tax assets	374,481	334,123
Investments in equity securities for other than operating purposes	10,003	5,978
Other	162,083	220,091

Total	¥778,055	¥723,243

Other liabilities:(1)
Obligation to return securities received as collateral	¥96,809	¥32,079
Accrued income taxes	66,663	10,593
Other accrued expenses and provisions	412,145	360,867
Other	39,329	64,035

Total	¥614,946	¥467,574

(1)	Amounts reported as of March 31, 2009 reflect retrospective application of the updated noncontrolling interests guidance.

9. Earnings per share:

The reconciliation of the amounts and the numbers used in the basic and diluted earnings per share (“EPS”) computations is as follows:

	Millions of yen except per share data presented in yen
	Nine months ended December 31, 2008	Nine months ended December 31, 2009
Basic—
Net income (loss) attributable to NHI	¥(492,358)	¥49,371
Weighted average number of shares outstanding	1,908,526,334	2,949,493,521
Net income (loss) attributable to NHI common shareholders per share	¥(257.98)	¥16.74

Diluted—
Net income (loss) attributable to NHI	¥(492,359)	¥49,359
Weighted average number of shares outstanding	1,903,807,101	2,961,636,041
Net income (loss) attributable to NHI common shareholders per share	¥(258.62)	¥16.67

	Millions of yen except per share data presented in yen
	Three months ended December 31, 2008	Three months ended December 31, 2009
Basic—
Net income (loss) attributable to NHI	¥(342,894)	¥10,236
Weighted average number of shares outstanding	1,908,954,985	3,521,425,568
Net income (loss) attributable to NHI common shareholders per share	¥(179.62)	¥2.91

Diluted—
Net income (loss) attributable to NHI	¥(342,894)	¥10,231
Weighted average number of shares outstanding	1,894,770,527	3,535,962,798
Net income (loss) attributable to NHI common shareholders per share	¥(180.97)	¥2.89

In determining diluted EPS, net income (loss) attributable to NHI is adjusted to reflect the decline in Nomura’s equity share of earnings of affiliates arising from options to purchase common shares issued by affiliates.

The weighted average number of shares used in the calculation of diluted EPS reflects the decrease in potential common shares arising from stock-based compensation plans issued by the Company that would increase loss per share in the nine and three months ended December 31, 2008. The weighted average number of shares used in the calculation of diluted EPS reflects the increase in potential common shares arising from stock-based compensation plans issued by the Company that would reduce EPS in the nine and three months ended December 31, 2009.

Antidilutive stock options and convertible bonds to purchase 163,957,006 common shares and 157,616,306 common shares for the nine and three months ended December 31, 2008, respectively, were not included in the computation of diluted EPS. Antidilutive stock options to purchase 12,464,800 and 12,455,800 common shares for the nine and three months ended December 31, 2009, respectively, were not included in the computation of diluted EPS.

Shares issued for the nine and three months ended December 31, 2009 are as follows.

The convertible bonds of ¥6,000 million were converted to 13,745,702 common shares between April 1, 2009 and June 30, 2009.

The convertible bonds of ¥69,000 million were converted to 158,075,596 common shares between July 1, 2009 and September 30, 2009.

The convertible bonds of ¥35,000 million were converted to 86,219,183 common shares between October 1, 2009 and December 31, 2009.

Nomura issued 766,000,000 shares and 34,000,000 shares by way of public offering with a total amount to be paid of ¥416,949 million on the payment date of October 13, 2009 and third-party allotment with a total amount to be paid of ¥18,507 million on the payment date of October 27, 2009.

10. Employee benefit plans:

Nomura provides various severance indemnities and pension plans which cover certain employees world-wide. In addition, Nomura provides health care benefits to certain active and retired employees through its Nomura Securities Health Insurance Society.

Severance indemnities and pension plans—

The net pension and severance cost of the defined benefit plans for employees of the Japanese entities is shown below:

Japanese entities’ plans

	Millions of yen
	Nine months ended December 31, 2008	Nine months ended December 31, 2009
Service cost	¥7,582	¥6,473
Interest cost	3,844	3,230
Expected return on plan assets	(2,761)	(2,267)
Amortization of net actuarial losses	2,146	3,560
Amortization of prior service cost	63	(861)

Net periodic pension and severance costs	¥10,874	¥10,135

	Millions of yen
	Three months ended December 31, 2008	Three months ended December 31, 2009
Service cost	¥2,609	¥2,072
Interest cost	1,281	1,076
Expected return on plan assets	(920)	(755)
Amortization of net actuarial losses	716	1,185
Amortization of prior service cost	21	(287)

Net periodic pension and severance costs	¥3,707	¥3,291

Nomura also recognized net periodic pension and severance costs of plans other than Japanese entities’ plans, which are not significant.

11. Income taxes:

For the nine months ended December 31, 2008, the difference between the domestic statutory tax rate of approximately 41% and the effective tax rate of 11.0% is mainly due to an increase in valuation allowance relating to losses of foreign subsidiaries. For the nine months ended December 31, 2009, the difference between the domestic statutory tax rate of approximately 41% and the effective tax rate of 35.7% is mainly due to a reversal of valuation allowance relating to losses of foreign subsidiaries.

For the three months ended December 31, 2008, the difference between the domestic statutory tax rate of approximately 41% and the effective tax rate of 14.2% is mainly due to an increase in valuation allowance relating to losses of foreign subsidiaries. For the three months ended December 31, 2009, the difference between the domestic statutory tax rate of approximately 41% and the effective tax rate of 43.1% is mainly due to different tax rates applicable to temporary difference of foreign subsidiaries and also an increase in valuation allowance relating to losses of foreign subsidiaries.

12. Affiliated companies and other equity-method investees:

On December 31, 2009, non-voting shares issued by Chi-X Europe Limited which was a consolidated subsidiary of Nomura were converted to voting shares, and, as a result, Nomura’s voting interest for the subsidiary fell to 34% and Nomura ceased to have a controlling financial interest in the subsidiary. Therefore Chi-X Europe Limited was deconsolidated and Nomura accounted for it under equity-method on that date.

Nomura recognized a gain of ¥ 3,043 million on the deconsolidation and it is included in the consolidated statement of operations under Revenue—Other. The amount is the difference between the book value for net assets of Chi-X Europe Limited which is only for Nomura’s interest, ¥ 1,761 million and the fair value for retained investment in the former subsidiary, ¥ 4,804 million. Valuation of the retained investment in Chi-X Europe Limited is calculated by using both the Market Approach and the Income Approach. In the Market Approach, Nomura uses guideline public company method (referring to 4 stock exchanges which operate in Europe and/or the United States) to evaluate it. In the Income Approach, Nomura uses discounted cash flow method.

For the nine months ended December 31, 2009, while Chi-X Europe Limited was a subsidiary of Nomura, Nomura’s interest against Chi-X Europe Limited changed due to its new stock issuance to third parties. As a result, Additional paid-in capital increased by ¥ 555 million.

13. Commitments, contingencies and guarantees:

Commitments—

Credit and investment commitments

In connection with its banking and financing activities, Nomura provides commitments to extend credit, which generally have fixed expiration dates. In connection with its investment banking activities, Nomura enters into agreements with customers under which Nomura commits to underwrite notes that may be issued by the customers. The outstanding commitments under these agreements are included in commitments to extend credit.

Nomura has commitments to invest in interests in various partnerships and other entities, primarily in connection with its merchant banking activities, and also has commitments to provide financing for investments related to these partnerships. The outstanding commitments under these agreements are included in commitments to invest in partnerships.

These commitments outstanding were as follows:

	Millions of yen
	December 31, 2009	March 31, 2009
Commitments to extend credit	¥425,779	¥99,915
Commitments to invest in partnerships	41,424	69,320

As of December 31, 2009, these commitments had the following maturities:

	Millions of yen
		Years to Maturity
	Total contractual amount	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Commitments to extend credit	¥425,779	¥101,407	¥177,946	¥142,474	¥3,952
Commitments to invest in partnerships	41,424	640	26,384	3,181	11,219

The contractual amounts of these commitments to extend credit represent the amounts at risk should the contracts be fully drawn upon, should the counterparties default, and assuming the value of any existing collateral becomes worthless. The total contractual amount of these commitments may not represent future cash requirements since the commitments may expire without being drawn upon. The credit risk associated with these commitments varies depending on the customers’ creditworthiness and the value of collateral held. Nomura evaluates each customer’s creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by Nomura upon extension of credit, is based on credit evaluation of the counterparty.

Operating leases

Presented below is a schedule of future minimum rental payments under non-cancelable operating leases with initial or remaining terms exceeding one year:

	Millions of yen
	December 31, 2009	March 31, 2009
Total minimum lease payments	¥88,018	¥80,901
Less: Sublease rental income	(15,401)	(17,495)

Net minimum lease payments	¥72,617	¥63,406

As of December 31, 2009, these minimum lease payments had the following maturity for payments:

	Millions of yen
		Years to Payment
	Total	Less than 1 year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	More than 5 years
Minimum lease payments	¥88,018	¥14,292	¥14,689	¥13,362	¥9,497	¥7,265	¥28,913

As of March 31, 2009, these minimum lease payments had the following maturity for payments:

	Millions of yen
		Years to Payment
	Total	Less than 1 year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	More than 5 years
Minimum lease payments	¥80,901	¥17,602	¥16,250	¥10,575	¥8,578	¥6,166	¥21,730

Certain leases contain renewal options or escalation clauses providing for increased rental payments based upon maintenance, utility and tax increases.

Contingencies—

Lawsuits and other legal proceedings

In the normal course of business, Nomura is involved in lawsuits and other legal proceedings and, as a result of such activities, is subject to ongoing legal risk. The management of Nomura believes that the ultimate resolution of such litigation will not be material to the consolidated financial statements.

In April 2009, WestLB served proceedings on Nomura International PLC (“NIP”) and Nomura Bank International Plc (“NBI”), claiming that under the terms of a note issued by NBI and maturing in October 2008, they were entitled to receive approximately $22 million, which they claim to be the value of a fund of shares referable to the NBI note. NIP, in its role as calculation agent, and NBI reject this claim and are vigorously defending the action.

In January 2008 NIP was served with a Tax Notice issued by the Tax Authorities in Pescara, Italy alleging breaches by NIP of the UK-Italy Double Taxation Treaty of 1998. The alleged breaches relate to payments to NIP of tax credits on dividends on Italian shares. The Tax Notice not only denies certain payments to which NIP claims to be entitled but is also seeking reimbursement of EUR 33.8 million, including interest, already refunded. In March 2008, NIP lodged an appeal against the Tax Notice rejecting the Italian Tax Authorities’ demands for reimbursement and in November 2009 a decision was issued by the Pescara Tax Court in favour of the Italian Tax Authorities. NIP intends vigorously to challenge this decision.

Nomura strongly believes that the its subsidiaries in Europe’s claims are right.

Guarantees—

ASC 460 “Guarantees” (“ASC 460”) (formerly FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”) specifies the disclosures to be made in regards to obligations under certain issued guarantees and requires a liability to be recognized for the fair value of a guarantee obligation.

In the normal course of business, Nomura enters into various guarantee arrangements with counterparties in the form of standby letters of credit and other guarantees, which generally have a fixed expiration date.

In addition, Nomura enters into certain derivative contracts that meet the ASC 460 definition of guarantees. ASC 460 defines guarantees to include derivative contracts that contingently require a guarantor to make payment to a guaranteed party based on changes in an underlying that relate to an asset, liability or equity security held by a guaranteed party. Since Nomura does not track whether its clients enter into these derivative contracts for speculative or hedging purposes, Nomura has disclosed below information about derivative contracts that could meet the ASC 460 definition of guarantees.

For information about the maximum potential amount of future payments that Nomura could be required to make under certain derivatives, the notional amount of contracts has been disclosed. However, the maximum potential payout for certain derivative contracts, such as written interest rate caps and written currency options, cannot be estimated, as increases in interest or foreign exchange rates in the future could be theoretically unlimited.

Nomura records all derivative contracts at fair value on its consolidated balance sheet. Nomura believes the notional amounts generally overstate its risk exposure. Since the derivative contracts are accounted for at fair value, carrying value is considered the best indication of payment/performance risk for individual contracts.

The following table contains information on Nomura’s derivative contracts that could meet the definition of a guarantee under ASC 460 and certain other guarantees:

	Millions of yen
	December 31, 2009		March 31, 2009
	Carrying value	Maximum Potential Payout/ Notional Total	Carrying value	Maximum Potential Payout/ Notional Total
Derivative contracts(1)	¥2,897,993	¥61,851,045	¥2,091,560	¥43,848,870
Standby letters of credit and other guarantees(2)	—	9,919	1	9,270

(1)	Credit derivatives are disclosed in Note 4, “Derivative instruments and hedging activities” and are excluded from “Derivative contracts”.
(2)	Collateral held in connection with standby letters of credit and other guarantees as of December 31, 2009 is nil and as of March 31, 2009 is ¥6,571 million.

The following table contains expiration information on Nomura’s derivative contracts that could meet the definition of a guarantee under ASC 460 and certain other guarantees as of December 31, 2009:

	Millions of yen
		Maximum Potential Payout/Notional
			Years to Maturity
	Carrying value	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Derivative contracts	¥2,897,993	¥61,851,045	¥24,365,178	¥11,947,389	¥4,097,590	¥21,440,888
Standby letters of credit and other guarantees	—	9,919	9,600	103	208	8

14. Segment and geographic information:

Operating segments—

Nomura operates five distinct segments: Retail, Global Markets, Investment Banking, Merchant Banking and Asset Management. Nomura structures its business segments based upon the nature of main products and services, its customer base and its management structure.

The accounting policies for segment information essentially follow U.S. GAAP, except as described below:

•

The impact of unrealized gains/losses on long-term investments in equity securities held for operating purposes, which under U.S. GAAP is included in Income (loss) before income taxes, is excluded from segment information.

Revenues and expenses directly associated with each business segment are included in the operating results of each respective segment. Revenues and expenses that are not directly attributable to a particular segment are allocated to each respective business segment or included in “Other”, based upon Nomura’s allocation methodologies as used by management to assess each segment’s performance.

Business segments’ results are shown in the following tables. Net interest revenue is disclosed because management views interest revenue net of interest expense for its operating decisions. Business segments’ information on total assets is not disclosed because management does not utilize such information for its operating decisions and therefore, it is not reported to management. Certain prior period amounts have been reclassified to conform to the current quarter presentation, in accordance with the updated noncontrolling interests guidance adopted from the year ending March 31, 2010.

	Millions of yen
	Retail	Global Markets	Investment Banking	Merchant Banking	Asset Management	Other (Inc. elimination)	Total
Nine months ended December 31, 2008
Non-interest revenue	¥226,516	¥(149,468)	¥55,444	¥(45,825)	¥43,337	¥116,646	¥246,650
Net interest revenue	3,398	(17,184)	1,447	(5,671)	3,328	619	(14,063)

Net revenue	229,914	(166,652)	56,891	(51,496)	46,665	117,265	232,587
Non-interest expenses	206,137	277,177	72,982	10,814	39,809	159,831	766,750

Income (loss) before income taxes	¥23,777	¥(443,829)	¥(16,091)	¥(62,310)	¥6,856	¥(42,566)	¥(534,163)

	Millions of yen
	Retail	Global Markets	Investment Banking	Merchant Banking	Asset Management	Other (Inc. elimination)	Total
Nine months ended December 31, 2009
Non-interest revenue	¥290,324	¥512,167	¥86,182	¥10,524	¥50,220	¥(92,182)	¥857,235
Net interest revenue	2,496	13,310	4,900	(5,968)	2,144	(5,211)	11,671

Net revenue	292,820	525,477	91,082	4,556	52,364	(97,393)	868,906
Non-interest expenses	203,436	383,458	89,953	7,741	38,681	72,983	796,252

Income (loss) before income taxes	¥89,384	¥142,019	¥1,129	¥(3,185)	¥13,683	¥(170,376)	¥72,654

	Millions of yen
	Retail	Global Markets	Investment Banking	Merchant Banking	Asset Management	Other (Inc. elimination)	Total
Three months ended December 31, 2008
Non-interest revenue	¥68,482	¥(170,320)	¥22,093	¥(32,378)	¥9,622	¥70,864	¥(31,637)
Net interest revenue	1,168	(764)	565	(2,609)	1,220	(6,137)	(6,557)

Net revenue	69,650	(171,084)	22,658	(34,987)	10,842	64,727	(38,194)
Non-interest expenses	67,370	124,438	42,601	2,604	12,933	99,918	349,864

Income (loss) before income taxes	¥2,280	¥(295,522)	¥(19,943)	¥(37,591)	¥(2,091)	¥(35,191)	¥(388,058)

	Millions of yen
	Retail	Global Markets	Investment Banking	Merchant Banking	Asset Management	Other (Inc. elimination)	Total
Three months ended December 31, 2009
Non-interest revenue	¥103,398	¥145,095	¥41,556	¥3,766	¥16,260	¥(52,009)	¥258,066
Net interest revenue	892	18,755	2,908	(1,989)	987	(1,189)	20,364

Net revenue	104,290	163,850	44,464	1,777	17,247	(53,198)	278,430
Non-interest expenses	69,119	130,751	28,196	2,637	13,166	12,712	256,581

Income (loss) before income taxes	¥35,171	¥33,099	¥16,268	¥(860)	¥4,081	¥(65,910)	¥21,849

Transactions between operating segments are recorded within segment results on commercial terms and conditions and are eliminated in the “Other” column.

The following tables present the major components of income (loss) before income taxes in “Other.”

	Millions of yen
	Nine months ended December 31, 2008	Nine months ended December 31, 2009
Net gain (loss) on trading related to economic hedging transactions	¥61,459	¥(19,759)
Realized gain (loss) on investments in equity securities held for operating purposes	(2,597)	(350)
Equity in earnings of affiliates	5,684	6,180
Corporate items	(42,922)	(55,177)
Other(1)	(64,190)	(101,270)

Total	¥(42,566)	¥(170,376)

	Millions of yen
	Three months ended December 31, 2008	Three months ended December 31, 2009
Net gain (loss) on trading related to economic hedging transactions	¥40,265	¥(24,943)
Realized gain (loss) on investments in equity securities held for operating purposes	(1,385)	65
Equity in earnings of affiliates	(376)	1,877
Corporate items	(34,953)	(10,693)
Other(1)	(38,742)	(32,216)

Total	¥(35,191)	¥(65,910)

(1)	Includes impairment losses of affiliated companies equities and other equity-method investees which do not belong to the five business segments of ¥ 86,046 million for the nine months ended December, 2008 and ¥ 63,054 million for the three months ended December, 2008, respectively, and the impact of its own creditworthiness in certain financial liabilities for which the fair value option is elected under ASC 825.

The tables below present reconciliation of the combined business segments’ results included in the preceding tables to Nomura’s reported net revenue, non-interest expenses and income (loss) before income taxes in the consolidated statements of operations.

	Millions of yen
	Nine months ended December 31, 2008	Nine months ended December 31, 2009
Net revenue	¥232,587	¥868,906
Unrealized gain (loss) on investments in equity securities held for operating purposes	(19,181)	4,016

Consolidated net revenue	¥213,406	¥872,922

Non-interest expenses	¥766,750	¥796,252
Unrealized gain (loss) on investments in equity securities held for operating purposes	—	—

Consolidated non-interest expenses	¥766,750	¥796,252

Income (loss) before income taxes	¥(534,163)	¥72,654
Unrealized gain (loss) on investments in equity securities held for operating purposes	(19,181)	4,016

Consolidated income (loss) before income taxes	¥(553,344)	¥76,670

	Millions of yen
	Three months ended December 31, 2008	Three months ended December 31, 2009
Net revenue	¥(38,194)	¥278,430
Unrealized gain (loss) on investments in equity securities held for operating purposes	(11,552)	(3,892)

Consolidated net revenue	¥(49,746)	¥274,538

Non-interest expenses	¥349,864	¥256,581
Unrealized gain (loss) on investments in equity securities held for operating purposes	—	—

Consolidated non-interest expenses	¥349,864	¥256,581

Income (loss) before income taxes	¥(388,058)	¥21,849
Unrealized gain (loss) on investments in equity securities held for operating purposes	(11,552)	(3,892)

Consolidated income (loss) before income taxes	¥(399,610)	¥(17,957)

Geographic information—

In general, Nomura’s identifiable assets, revenues and expenses are allocated based on the country of domicile of the legal entity providing the service. However, because of the integration of the global capital markets and the corresponding globalization of Nomura’s activities and services, it is not always possible to make a precise separation by location. As a result, various assumptions, which are consistent among years, have been made in presenting the following geographic data.

The tables below present a geographic allocation of net revenue and income (loss) before income taxes from operations by geographic areas, and long-lived assets associated with Nomura’s operations. Net revenue in “Americas” and “Europe” substantially represents Nomura’s operations in the United States and the United Kingdom, respectively. Net revenue and long-lived assets have been allocated on a deals-with-external-customers-basis. Income (loss) before income taxes have been allocated on an including-intersegment-revenues-and-expenses-basis.

	Millions of yen
	Nine months ended December 31, 2008	Nine months ended December 31, 2009
Net revenue(1):
Americas	¥37,109	¥107,648
Europe	(161,820)	262,982
Asia and Oceania	10,240	46,809

Sub-total	(114,471)	417,439
Japan	327,877	455,483

Consolidated	¥213,406	¥872,922

Income (loss) before income taxes(2):
Americas	¥(130,485)	¥12,473
Europe	(305,540)	13,780
Asia and Oceania	(47,668)	(6,448)

Sub-total	(483,693)	19,805
Japan	(69,651)	56,865

Consolidated	¥(553,344)	¥76,670

	Millions of yen
	Three months ended December 31, 2008	Three months ended December 31, 2009
Net revenue(1):
Americas	¥20,781	¥45,764
Europe	(134,066)	76,699
Asia and Oceania	2,593	15,696

Sub-total	(110,692)	138,159
Japan	60,946	136,379

Consolidated	¥(49,746)	¥274,538

Income (loss) before income taxes(2):
Americas	¥(65,400)	¥6,306
Europe	(221,856)	2,388
Asia and Oceania	(35,186)	(1,242)

Sub-total	(322,442)	7,452
Japan	(77,168)	10,505

Consolidated	¥(399,610)	¥17,957

(1)	There is no revenue derived from transactions with a single major external customer.
(2)	Amounts reported for the nine and three months ended December 31, 2008 reflect retrospective application of the updated noncontrolling interests guidance.

	Millions of yen
	December 31, 2009	March 31, 2009
Long-lived assets:
Americas	¥92,748	¥100,241
Europe	91,227	62,690
Asia and Oceania	32,621	30,804

Sub-total	216,596	193,735
Japan	287,643	312,893

Consolidated	¥504,239	¥506,628

15. Subsequent events:

There is no applicable event between January 1, 2010 and February 15, 2010.

2. Other

On October 28, 2009, the Board of Directors resolved to pay the dividend based on September 30, 2009 to shareholders registered on the record date of September 30, 2009.

a. Total dividend with record dates of September 30, 2009	¥11,130 million
b. Dividend with record dates of September 30, 2009 per share	¥4.00

[Translation]

Quarterly Review Report of Independent Accountants

February 12, 2009

The Board of Directors

Nomura Holdings, Inc.

Ernst & Young ShinNihon LLC

Koichi Hanabusa
Certified Public Accountant
Designated and Operating Partner

Hiroki Matsumura
Certified Public Accountant
Designated and Operating Partner

Yuichiro Sakurai
Certified Public Accountant
Designated and Operating Partner

Junko Kamei
Certified Public Accountant
Designated and Operating Partner

We have performed a quarterly review of the quarterly consolidated financial statements of Nomura Holdings, Inc. (the “Company”) included in Item 5. Financial Information for the three-month and nine-month periods ended December 31, 2008 within the fiscal period from April 1, 2008 to March 31, 2009 which include the quarterly consolidated balance sheet, and the quarterly consolidated statements of operations, changes in shareholders’ equity, comprehensive income and cash flows pursuant to the requirements of the rules specified in Article 193-2, Section 1 of the Financial Instruments and Exchange Act. These quarterly consolidated financial statements are the responsibility of the Company’s management and our responsibility is to independently express a conclusion on these quarterly consolidated financial statements.

We conducted our quarterly review in accordance with quarterly review standards generally accepted in Japan. A review of quarterly consolidated financial statements consists of making inquiries, primarily of management and persons responsible for financial and accounting matters, applying analytical and other quarterly review procedures. A review is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in Japan, and consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Based on our review, nothing has come to our attention that causes us to believe that the quarterly consolidated financial statements referred to above do not present fairly, in all material respects, the consolidated financial position of Nomura Holdings, Inc. and subsidiaries as of December 31, 2008, and the consolidated results of their operations for the three-month and nine-month periods then ended and their cash flows for the three-month and nine-month periods then ended in conformity with accounting principles generally accepted in the United States of America (see Note 1 to the quarterly consolidated financial statements).

We have no interest in the Company which should be disclosed under the provisions of the Certified Public Accountants Law.

*	Above is an electronic version of the original quarterly review report of independent accountants and the Company maintains the original report.

<Note>

This is an English translation of the Japanese language report issued by Ernst & Young ShinNihon LLC in connection with the limited procedures applied on the interim consolidated financial statements of Nomura Holdings, Inc., prepared in Japanese, for the three-month and nine-month periods ended December 31, 2008 within the fiscal period from April 1, 2008 to March 31, 2009. Ernst & Young ShinNihon LLC have not applied any such procedures nor have they performed an audit on the English translated version of the consolidated financial statements for the above-mentioned periods which are included in this current report on Form 6-K.

[Translation]

Quarterly Review Report of Independent Accountants

February 15, 2010

The Board of Directors

Nomura Holdings, Inc.

Ernst & Young ShinNihon LLC

Koichi Hanabusa
Certified Public Accountant
Designated and Engagement Partner

Hiroki Matsumura
Certified Public Accountant
Designated and Engagement Partner

Yuichiro Sakurai
Certified Public Accountant
Designated and Engagement Partner

Junko Kamei
Certified Public Accountant
Designated and Engagement Partner

We have performed a quarterly review of the quarterly consolidated financial statements of Nomura Holdings, Inc. (the “Company”) included in Item 5. Financial Information for the three-month and nine-month periods ended December 31, 2009 within the fiscal period from April 1, 2009 to March 31, 2010 which include the quarterly consolidated balance sheet, and the quarterly consolidated statements of operations, changes in shareholders’ equity, comprehensive income and cash flows pursuant to the requirements of the rules specified in Article 193-2, Section 1 of the Financial Instruments and Exchange Act. These quarterly consolidated financial statements are the responsibility of the Company’s management and our responsibility is to independently express a conclusion on these quarterly consolidated financial statements.

We conducted our quarterly review in accordance with quarterly review standards generally accepted in Japan. A review of quarterly consolidated financial statements consists of making inquiries, primarily of management and persons responsible for financial and accounting matters, applying analytical and other quarterly review procedures. A review is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in Japan, and consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Based on our review, nothing has come to our attention that causes us to believe that the quarterly consolidated financial statements referred to above do not present fairly, in all material respects, the consolidated financial position of Nomura Holdings, Inc. and subsidiaries as of December 31, 2009, and the consolidated results of their operations for the three-month and nine-month periods then ended and their cash flows for the nine-month then ended in conformity with accounting principles generally accepted in the United States of America (see Note 1 to the quarterly consolidated financial statements).

We have no interest in the Company which should be disclosed under the provisions of the Certified Public Accountants Law.

*	Above is an electronic version of the original quarterly review report of independent accountants and the Company maintains the original report.

<Note>

This is an English translation of the Japanese language report issued by Ernst & Young ShinNihon LLC in connection with the limited procedures applied on the interim consolidated financial statements of Nomura Holdings, Inc., prepared in Japanese, for the three-month and nine-month periods ended December 31, 2009 within the fiscal period from April 1, 2009 to March 31, 2010. Ernst & Young ShinNihon LLC have not applied any such procedures nor have they performed an audit on the English translated version of the consolidated financial statements for the above-mentioned periods which are included in this current report on Form 6-K.

Confirmation Letter

1 [Appropriateness of Quarterly Securities Report]

Kenichi Watanabe, President and Chief Executive Officer, and Masafumi Nakada, Executive Managing Director and Chief Financial Officer, have confirmed that the quarterly securities report of Nomura Holdings, Inc. for the three months ended December 31, 2009 is appropriate under the Financial Instruments and Exchange Act.

2 [Special Comments]

There is no special comment to be stated.